FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:          February 2008

Commission File Number:    000-50422

                                AMADOR GOLD CORP.
--------------------------------------------------------------------------------
             (Exact Name of Registrant, as Specified in its Charter)

   711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2
--------------------------------------------------------------------------------
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]          Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_]                No [X]

If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-____________

                                Table of Contents

Document 1        Notice of Annual General Meeting
Document 2        Management Information Circular
Document 3        Audited Financial Statements
Document 4        Management Discussion and Analysis
Document 5        Proxy
Document 6        Financial Statement Return Card

                                                                      Document 1

                               AMADOR GOLD CORP.
                          711-675 West Hastings Street
                           Vancouver, British Columbia
                                     V6B 1N2
--------------------------------------------------------------------------------
                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
                          TO BE HELD ON MARCH 25, 2008
--------------------------------------------------------------------------------

TO:      The Shareholders of Amador Gold Corp.

NOTICE IS HEREBY GIVEN THAT the Annual General Meeting (the "Meeting") of the shareholders of AMADOR GOLD CORP. (the "Company") will be held in the Boardroom of Suite 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on Tuesday, MARCH 25, 2008, at 10:30 a.m., for the following purposes:

1. To receive and consider the consolidated audited financial statements of the Company for the financial year ended October 31, 2007, together with the report of the auditors thereon.

2. To re-appoint the Company's auditors for the ensuing year and to authorize the directors to fix the remuneration of the auditors.

3. To elect directors of the Company for the ensuing year or until their successors have been duly elected or appointed.

4. To consider and, if thought advisable, pass an ordinary resolution that approves the Company's 2008 Stock Option Plan.

5. To transact such other business that may properly come before the Meeting or any adjournment thereof.

Accompanying this Notice of Meeting is a Management Information Circular, the consolidated audited financial statements of the Company for the year ended October 31, 2007, together with the auditors' report and Management Discussion and Analysis for the year ended October 31, 2007, Form of Proxy and Annual Return Card.

Shareholders who are unable to attend the Meeting are requested to date, complete, sign and return the enclosed Form of Proxy. A proxy will not be valid unless it is deposited by mail or by fax at the office of Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia, V6C 3B9 at least 48 hours before the time of the Meeting (excluding Saturdays, Sundays and holidays). The Company's management is soliciting the enclosed Form of Proxy but, as set out in the Notes, you may amend the Form of Proxy if you wish by striking out the names listed and inserting, in the space provided, the name of the person you want to represent you at the meeting. Only Shareholders of record on February 19, 2008 are entitled to receive notice of and vote at the Meeting.

DATED at Vancouver, British Columbia this 19th day of February, 2008.

BY ORDER OF THE BOARD OF DIRECTORS


/S/ RICHARD W. HUGHES
-----------------------------------
Richard W. Hughes,
President & Chief Executive Officer

                                                                      Document 2



                                AMADOR GOLD CORP.
                          711-675 West Hastings Street
                      Vancouver, British Columbia, V6B 1N2

                         MANAGEMENT INFORMATION CIRCULAR
                            (as at February 19, 2008)

                       MANAGEMENT SOLICITATION OF PROXIES

THIS INFORMATION CIRCULAR (THE "CIRCULAR") IS FURNISHED IN CONNECTION WITH THE SOLICITATION OF PROXIES BY MANAGEMENT OF AMADOR GOLD CORP. (THE "COMPANY") FOR USE AT THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF THE COMPANY (THE "MEETING") TO BE HELD IN THE BOARDROOM AT SUITE 711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA, V6B 1N2 ON TUESDAY, MARCH 25, 2008 AT 10:30 A.M. (PACIFIC STANDARD TIME) FOR THE PURPOSES SET FORTH IN THE NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS (THE "NOTICE") ACCOMPANYING THE CIRCULAR.

The solicitation of proxies will be primarily by mail. Proxies may also be solicited personally by directors, officers and regular employees of the Company. The cost of solicitation of proxies will be borne by the Company.

                      APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the accompanying form of proxy (the "Proxy") are officers of the Company. A REGISTERED SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) OTHER THAN THE PERSONS NAMED AS THE PROXY OF THE SHAREHOLDER AND MAY EXERCISE THIS RIGHT EITHER BY INSERTING THAT PERSON'S NAME IN THE BLANK SPACE PROVIDED IN THE PROXY AND STRIKING OUT THE OTHER NAMES OR BY COMPLETING ANOTHER PROPER FORM OF PROXY. To be effective, Proxies must be deposited at the office of the Company's registrar and transfer agent, Pacific Corporate Trust Company, 3rd Floor, 510 Burrard Street, Vancouver, British Columbia V6C 3B9, not later than forty-eight (48) hours, excluding Saturdays, Sundays and holidays, prior to the time of the Meeting or any adjournment thereof.

Proxies given by registered shareholders for use at the Meeting may be revoked at any time before their use. In addition to revocation in any other manner permitted by law, a Proxy may be revoked by depositing an instrument in writing signed by the registered shareholder, or by the registered shareholder's attorney duly authorized in writing, at the registered office of the Company, 711-675 West Hastings Street, Vancouver, British Columbia, V6B 1N2 on or before the last business day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

                        VOTING AND DISCRETION OF PROXIES

The common shares of the Company represented by the Proxies solicited by management of the Company pursuant to this Circular will be voted or withheld from voting in accordance with the directions contained therein. IF NO DIRECTIONS ARE GIVEN, THE COMMON SHARES WILL BE VOTED FOR THE ELECTION OF MANAGEMENT'S NOMINEES AS DIRECTORS OF THE COMPANY, AND FOR THE APPOINTMENT OF MANAGEMENT'S NOMINEE AS AUDITORS OF THE COMPANY AND AUTHORIZING THE DIRECTORS TO FIX THEIR REMUNERATION. THE PROXY CONFERS DISCRETIONARY AUTHORITY ON THE PERSONS NAMED THEREIN IN RESPECT OF AMENDMENTS OR VARIATIONS TO THE MATTERS REFERRED TO IN THE NOTICE AND IN RESPECT OF OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING, OR ANY ADJOURNMENT THEREOF.

As at the date of this Circular, management knows of no such amendments or variations or other matters that may properly come before the Meeting but, if any such amendments, variations or other matters are properly brought before the Meeting, the persons named in the Proxies will vote thereon in accordance with their best judgment.

                             NON-REGISTERED HOLDERS

ONLY REGISTERED SHAREHOLDERS OR DULY APPOINTED PROXYHOLDERS ARE PERMITTED TO VOTE AT THE MEETING. MOST SHAREHOLDERS OF THE COMPANY ARE "NON-REGISTERED" SHAREHOLDERS BECAUSE THE SHARES THEY OWN ARE NOT REGISTERED IN THEIR NAMES BUT ARE INSTEAD REGISTERED IN THE NAME OF THE BROKERAGE FIRM, BANK OR TRUST COMPANY THROUGH WHICH THEY PURCHASED THE SHARES. More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited, of which the Intermediary is a participant.

These securityholder materials are being sent to both registered shareholders and Non-Registered Holders. If you are a Non-Registered Holder, and the Company or its agent has sent these materials to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Non-Registered Holders who have not objected to their Intermediary disclosing certain ownership information about themselves to the Company are referred to as "NOBOs". Those Non-Registered Holders who have objected to their Intermediary disclosing ownership information about themselves to the Company are referred to as "OBOs".

In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Company has elected to send the Notice, this Circular and the Proxy (collectively, the "Meeting Materials") directly to the NOBOs, and indirectly through Intermediaries to the OBOs. The Intermediaries (or their service companies) are responsible for forwarding the Meeting Materials to each OBO, unless the OBO has waived the right to receive them.

By choosing to send these materials to the NOBOs directly, the Company (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to the NOBOs, and (ii) executing their proper voting instructions.

The Meeting Materials sent to Non-Registered Holders who have not waived the right to receive meeting materials are accompanied by a request for voting instructions (a "VIF"). This form is instead of a proxy. By returning the VIF in accordance with the instructions noted on it, a Non-Registered Holder is able to instruct the registered shareholder how to vote on behalf of the Non-Registered Holder. VIFs, whether provided by the Company or by an Intermediary, should be completed and returned in accordance with the specific instructions noted on the VIF.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own. Should a Non-Registered Holder who receives a VIF wish to attend the Meeting or have someone else attend on his or her behalf, the Non-Registered Holder may request a legal proxy as set forth in the VIF, which will grant the Non-Registered Holder or his or her nominee the right to attend and vote at the Meeting.

PLEASE RETURN YOUR VOTING INSTRUCTIONS AS SPECIFIED IN THE VIF. NON-REGISTERED HOLDERS SHOULD CAREFULLY FOLLOW THE INSTRUCTIONS SET OUT IN THE VIF, INCLUDING THOSE REGARDING WHEN AND WHERE THE VIF IS TO BE DELIVERED.


                                  VOTING SHARES

The record date for the determination of shareholders entitled to receive notice of and vote at the Meeting has been fixed as FEBRUARY 19, 2008. The affirmative vote of a majority of the votes cast at the Meeting is required for approval of each matter set forth in this Circular.

To the knowledge of the directors and executive officers of the Company, there are no persons who beneficially own, directly or indirectly, or exercise control or direction over, voting securities carrying more than 10% of the voting rights attached to all outstanding shares of the Company, other than as follows:

                                                         Percentage of Issued &
Name of Shareholder                   Number of Shares     Outstanding Shares
-----------------------------------   ----------------   ----------------------
CDS & Co. (1) .....................        106,301,486                     91.8%
-----------------------------------   ----------------   ----------------------
Richard W. Hughes .................         12,033,000                     10.4%
-----------------------------------   ----------------   ----------------------

(1) Management is unaware of the beneficial ownership of the shares registered in the above name although certain of these figures may include shares of management registered in brokerage houses.

The above information was supplied by Management of the Company and by the Registrar and Transfer Agent of the Company.

COMMON SHARES

The authorized capital of the Company consists of an unlimited number of common shares without par value. As at February 19, 2008, 115,830,248 common shares are issued and outstanding.

Each common share of the Company carries the right to one vote, and all common shares may be voted at the Meeting.

                              ELECTION OF DIRECTORS

The directors of the Company are elected annually and hold office until the next annual general meeting of the shareholders or until their successors are appointed. In the absence of instructions to the contrary, the enclosed Proxy will be voted for the six (6) nominees listed herein.

THE MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR. IN THE EVENT THAT, PRIOR TO THE MEETING, ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY MANAGEMENT TO VOTE THE PROXY FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS DIRECTORS.

--------------------------------- ---------------------------------------------------- --------------------- ------------------
                                                                                                              NUMBER OF COMMON
                                     PRINCIPAL OCCUPATION AND, IF NOT AT PRESENT         PERIOD FROM WHICH        SHARES
NAME, COUNTRY OF RESIDENCE AND          AN ELECTED DIRECTOR, OCCUPATION DURING           NOMINEE HAS BEEN       BENEFICIALLY
PRESENT POSITION WITH COMPANY(1)                 THE PAST FIVE YEARS                         DIRECTOR            OWNED (2)
--------------------------------- ---------------------------------------------------- --------------------- ------------------
RICHARD W. HUGHES                 Chairman,  President & Director of various  mining,    December 19, 2002        12,033,000
British Columbia, Canada          exploration and development companies
PRESIDENT, CHIEF EXECUTIVE
OFFICER & DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------
ALAN D. CAMPBELL  (3)             Consultant  advising public  companies on corporate      May 11, 2005            713,000
British Columbia, Canada          finance and  shareholder  communication  issues and
CHIEF FINANCIAL OFFICER &         director  and office of other  mining,  exploration
DIRECTOR                          and development companies
--------------------------------- ---------------------------------------------------- --------------------- ------------------
LYNN W. EVOY (3)                  Retired Captain,  Canadian Airlines  International;     August 1, 2000           446,000
British Columbia, Canada          served as  president,  director and  secretary  for
DIRECTOR                          numerous   companies   trading  on  various   stock
                                  exchanges, since 1980
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JOHN KEATING                      President  and CEO & Director  of  various  mining,      May 11, 2005            100,000
Ontario, Canada                   exploration and development companies
VICE-PRESIDENT, EXPLORATIONS &
DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JAMES M. MCDONALD (3)             Chief  Executive of Kootenay  Gold Inc.,  President      May 11, 2005            230,000
Alberta, Canada                   of Makwa  Exploration  Ltd.,  a private  geological
DIRECTOR                          consulting  company and director of several  public
                                  companies
--------------------------------- ---------------------------------------------------- --------------------- ------------------
JOSEPH MONTGOMERY                 Consulting   Geologist   and  Director  of  various    September 19, 2005         50,000
British Columbia, Canada          mining, exploration and development companies
DIRECTOR
--------------------------------- ---------------------------------------------------- --------------------- ------------------

Notes:

(1) The information as to country of residence and principal occupation, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(2) The information as to shares beneficially owned directly or indirectly or over which a director exercises control or direction, not being within the knowledge of the Company, has been furnished by the respective directors individually.

(3)      Member of the audit committee.

The Company does not have an Executive Committee of its Board of Directors.

CORPORATE CEASE TRADE ORDERS OR BANKRUPTCIES

Other than as disclosed herein, no proposed director:

         (a) is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director of executive officer of any company (including the Company) that, while that person was acting in that capacity:

                  (i) was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

                  (ii) was subject to an event that resulted, after the director ceased to be a director or executive officer in the company being subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

                  (iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets; or

         (b) has, within 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

Richard Hughes, the President of the Issuer, was a director of Daren Industries Ltd. from November 1998 to May 2002. Joseph Montgomery, a director of the Issuer, was a director of Daren Industries Ltd. from June 1993 to present. On May 1, 2002, Daren Industries Ltd. was placed into receivership, with a receiver-manager having been appointed pursuant to the terms of loan, supply and security agreements dated July 19, 2000 and a general security agreement dated July 25, 2000. Alan D. Campbell made an assignment in bankruptcy on June 6, 2000 and was discharged on March 7, 2001.

               APPOINTMENT OF AUDITOR AND REMUNERATION OF AUDITOR

Management of the Company proposes to nominate MORGAN & COMPANY, Chartered Accountants, Vancouver, British Columbia as auditors of the Company to hold office until the next Annual General Meeting of Shareholders, at a remuneration to be fixed by the directors.

Morgan & Company, Chartered Accountants, has acted as the Company's auditors since May 11, 2005.

                             EXECUTIVE COMPENSATION

INTERPRETATION

The following definitions are set out in Form 51-102F6 of the National Instrument 51-102 of the Canadian Securities Administrators:

         "Chief Executive Officer" or "CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year;

         "Chief Financial Officer" or "CFO" means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year; and

         "Named Executive Officers" or "NEOs" means the following individuals:

         (a)      each CEO;

         (b)      each CFO;

         (c) each of the Company's three most highly compensated executive officers, other than the CEO and CFO who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeds $150,000; and

         (d) any additional individuals for whom disclosure would have been provided under (c) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year-end.

SUMMARY COMPENSATION TABLE

As at October 31, 2007, the end of the Company's most recently completed financial year, there were two Named Executive Officers of the Company, whose names and positions held within the Company are set out in the summary compensation table below.

The compensation for the Named Executive Officers for the Company's three most recently completed financial years is as set out below:



                                                       Annual Compensation
                                         ------------------------------------------------

                                                                                Other
                                                                               Annual
    Name and Principal                                                      Compensation
         Position              Year          Salary            Bonus             ($)
-------------------------   ---------    --------------   --------------   --------------
Richard W. Hughes (2)            2007               Nil              Nil   $       78,000
(PRESIDENT AND CHIEF             2006               Nil              Nil   $       78,000
EXECUTIVE OFFICER) ......        2005    $       25,000              Nil              Nil
                            ---------    --------------   --------------   --------------
Alan D. Campbell (3)             2007               Nil              Nil   $       42,000
(CHIEF FINANCIAL OFFICER)        2006               Nil              Nil   $       30,000
                                 2005               Nil              Nil   $       12,500
                            ---------    --------------   --------------   --------------

                                        Long-Term Compensation
                            ------------------------------------------------
                                        Awards                   Payouts
                            -------------------------------   --------------
                             Securities       Restricted
                            Under Options/     Shares or
                                SARs          Restricted                         All Other
    Name and Principal       Granted (1)      Share Units      LTIP Payouts    Compensation
         Position                ($)              ($)              ($)              ($)
-------------------------   --------------   --------------   --------------   --------------
Richard W. Hughes (2)          400,000/Nil              Nil              Nil              Nil
(PRESIDENT AND CHIEF         1,708,000/Nil              Nil              Nil              Nil
EXECUTIVE OFFICER) ......      217,000/Nil              Nil              Nil              Nil
                            --------------   --------------   --------------   --------------
Alan D. Campbell (3)           205,000/Nil              Nil              Nil              Nil
(CHIEF FINANCIAL OFFICER)      320,000/Nil              Nil              Nil              Nil
                               250,000/Nil              Nil              Nil              Nil
                            --------------   --------------   --------------   --------------

Notes:

(1)      Figures  represent  options  granted  during  a  particular  year.  See
         "Aggregate   Option"  table  for  the   aggregate   number  of  options
         outstanding at year end. SARs refers to Stock Appreciation Rights;

(2) Richard W. Hughes was appointed as President and Chief Executive Officer of the Company on May 11, 2005;

(3) Alan Campbell was appointed Chief Financial Officer of the Company on May 11, 2005;

LONG-TERM INCENTIVE PLAN AWARDS

Long term incentive plan awards ("LTIP") means "a plan providing compensation intended to motivate performance over a period greater than one financial year". LTIP awards do not include option or SAR plans or plans for compensation through shares or units that are subject to restrictions on resale. No LTIP awards were made to the Named Executive Officers during the most recently completed financial year.

OPTIONS AND STOCK APPRECIATION RIGHTS (SARS)

STOCK OPTIONS

The Company has a formal Stock Option Plan, previously approved by the shareholders of the Company. During the fiscal year ended October 31, 2007, the following stock options were granted to the Named Executive Officers:

                                                                                            MARKET VALUE
                                                                                           OF SECURITIES
                              SECURITIES       % OF TOTAL OPTIONS/                           UNDERLYING
                                UNDER           SARS GRANTED TO         EXERCISE OR        OPTIONS ON THE
                             OPTIONS/SARS       ALL EMPLOYEES IN         BASE PRICE         DATE OF GRANT          EXPIRATION
        NAME                GRANTED (#)(1)     THE FINANCIAL YEAR       ($/SECURITY)         ($/SECURITY)             DATE
-----------------------   ------------------   ------------------    ------------------   ------------------   ------------------
Richard W. Hughes
(PRESIDENT & CHIEF
EXECUTIVE OFFICER) ....              400,000                 20.6%   $             0.12   $             0.12       April 18, 2012
-----------------------   ------------------   ------------------    ------------------   ------------------   ------------------
Alan Campbell
(CHIEF FINANCIAL
OFFICER) ..............              205,000                 10.5%   $             0.12   $             0.12       April 18, 2012
-----------------------   ------------------   ------------------    ------------------   ------------------   ------------------

(1)      These options are for a term of five years.

AGGREGATED OPTIONS/SAR EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTIONS/SAR VALUES

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2007 by the Named Executive Officers and the financial year-end value of unexercised options on an aggregate basis:

                                                                                                            VALUE OF
                                                                                                          UNEXERCISED
                                                                                     UNEXERCISED          IN-THE-MONEY
                                                                                     OPTIONS/SARS         OPTIONS/SARS
                                                                                    AT OCTOBER 31,    AT OCTOBER 31, 2007
                                       SECURITIES                AGGREGATE               2007                 (1)
                                      ACQUIRED ON                  VALUE             EXERCISABLE/         EXERCISABLE/
                                        EXERCISE                  REALIZED          UNEXERCISABLE        UNEXERCISABLE
            NAME                          (#)                       ($)                   #                    $
----------------------------- ----------------------------- --------------------- ------------------- ---------------------
Richard W. Hughes ...........             Nil                       N/A              2,325,000/Nil (2)    $     303,550/Nil
----------------------------- ----------------------------- --------------------- ------------------- ---------------------
Alan D. Campbell ............             Nil                       N/A                775,000/Nil (3)    $     104,500/Nil
----------------------------- ----------------------------- --------------------- ------------------- ---------------------

(1) Value using the closing price of common shares of the Company on the TSX Venture Exchange on October 31, 2007 of $027, less the exercise price of the stock options.

(2) Incentive stock options for an aggregate of 2,325,000 common shares, of which (i) 85,000 were granted on December 19, 2002 exercisable on or before December 18, 2007 at an exercise price of $0.20 per share; (ii) 62,000 were granted on March 3, 2003 exercisable on or before March 2, 2008 at an exercise price of $0.20 share; (iii) 70,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (iv) 883,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (v) 175,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (vi) 650,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (vii) 400,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(3) Incentive stock options for an aggregate of 775,000 common shares, of which (i) 250,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share and (ii) 50,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iii) 70,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iv) 200,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and 205,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

PENSION PLANS

The Company does not provide retirement benefits for directors or executive officers.

TERMINATION OF EMPLOYMENT, CHANGES IN RESPONSIBILITY AND EMPLOYMENT CONTRACTS

There are no employment contracts between the Company and the Named Executive Officers, except as referred to under the heading "Management Contracts" below.

The Company has no plans or arrangements in respect to compensation to its executive officers which would result from the resignation, retirement or any other termination of the executive officers' employment with the Company or from a change of control of the Company or a change in the executive officers' responsibilities following a change in control, where in respect of an executive officer the value of such compensation exceeds $100,000.

COMPENSATION OF DIRECTORS

There are no arrangements under which directors were compensated by the Company during the most recently completed financial year for their services in their capacity as directors, other than as set forth. Compensation paid to Richard Hughes and Alan Campbell for the year ended October 31, 2007 is set out above under the heading "Summary Compensation Table".

Compensation  payable  to Richard W.  Hughes and Alan D.  Campbell  for the year
ended  October  31,  2007  is  set  out  above  under  the  heading   "Executive
Compensation".

The following table sets forth compensation awarded or paid to, or earned by, the other directors of the Company in all capacities for services provided to the Company during the year ended October 31, 2007:


------------------   ------------   ----------------   --------   ---------------------
                     COMPENSATION   NUMBER OF SHARES   EXERCISE        EXPIRATION
 NAME OF DIRECTOR        PAID       UNDER OPTION(1)     PRICE           DATE(S)
------------------   ------------   ----------------   --------   ---------------------
Lynn W. Evoy         $     12,000            315,000   $   0.20    62,000 - Mar. 2/08
                                                       $   0.20   140,000 - Jan. 5/09
                                                       $   0.10    13,000 - Nov. 17/10
                                                       $   0.15    50,000 - July 5/11
                                                       $   0.12    50,000 - April 18/12
------------------   ------------   ----------------   --------   ---------------------
John Keating         $     36,000            550,000   $   0.10   325,000 - July 28/10
                                                       $   0.20    50,000 - Feb. 1/11
                                                       $   0.15    50,000 - July 5/11
                                                       $   0.12   125,000 - April 18/12
------------------   ------------   ----------------   --------   ---------------------
James McDonald       $     12,000            290,000   $   0.10   200,000 - July 28/10
                                                       $   0.20    20,000 - Feb. 1/11
                                                       $   0.15    20,000 - July 5/11
                                                       $   0.12    50,000 - April 18/12
------------------   ------------   ----------------   --------   ---------------------
Joseph Montgomery    $        Nil            170,000   $   0.10   100,000 - Nov. 17/10
                                                       $   0.15    20,000 - July 5/11
                                                       $   0.12    50,000 - April 18/12
------------------   ------------   ----------------   --------   ---------------------

Notes:

(1)      These options are for a term of five years.

The following table sets forth details of all exercises of stock options during the financial year ended October 31, 2007 by the other directors of the Company and the financial year-end value of unexercised options on an aggregate basis:

                                                                    VALUE OF
                                                                   UNEXERCISED
                                                 UNEXERCISED       IN-THE-MONEY
                                                 OPTIONS/SARS      OPTIONS/SARS
                                                AT OCTOBER 31,    AT OCTOBER 31,
                       SECURITIES   AGGREGATE       2007            2007 (1)
                      ACQUIRED ON     VALUE     EXERCISABLE/      EXERCISABLE/
                        EXERCISE    REALIZED    UNEXERCISABLE     UNEXERCISABLE
      NAME                (#)          ($)            #                  $
-------------------   -----------   ---------   ---------------   --------------
Lynn W. Evoy ......        85,000   $   4,675   315,000/Nil (2)   $   28,350/Nil
-------------------   -----------   ---------   ---------------   --------------
John Keating ......           Nil         N/A   550,000/Nil (3)   $   79,750/Nil
-------------------   -----------   ---------   ---------------   --------------
James McDonald ....           Nil         N/A   290,000/Nil (4)   $   43,800/Nil
-------------------   -----------   ---------   ---------------   --------------
Joseph Montgomery .           Nil         N/A   170,000/Nil (5)   $   25,400/Nil
===================   ===========   =========   ===============   ==============

(1) Value using the closing price of common shares of the Company on the TSX Venture Exchange on October 31, 2007 of $0.27 less the exercise price of the stock options.

(2) Incentive stock options for an aggregate of 315,000 common shares, of which (i) 62,000 were granted on March 3, 2003 exercisable on or before March 2, 2008 at an exercise price of $0.20 share; (ii) 140,000 were granted on January 6, 2004 exercisable on or before January 5, 2009 at an exercise price of $0.20 per share; (iii) 13,000 were granted on November 18, 2005 exercisable on or before November 17, 2010 at an exercise price of $0.10 per share; (iv) 50,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (v) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(3) Incentive stock options for an aggregate of 550,000 common shares, of which (i) 325,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share; (ii) 50,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iii) 50,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iv) 125,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(4) Incentive stock options for an aggregate of 290,000, of which (i) 200,000 were granted on July 28, 2005 exercisable on or before July 28, 2010 at an exercise price of $0.10 per share; (ii) 20,000 were granted on February 2, 2006 exercisable on or before February 1, 2011 at an exercise price of $0.20 per share; (iii) 20,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iv) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

(5) Incentive stock options for an aggregate of 170,000, of which (i) 100,000 were granted on November 18, 2006 exercisable on or before November 17, 2011 at an exercise price of $0.10 per share; (ii) 20,000 were granted on July 6, 2006 exercisable on or before July 5, 2011 at an exercise price of $0.15 per share; and (iii) 50,000 were granted on April 19, 2007 exercisable on or before April 18, 2012 at an exercise price of $0.15 per share.

MANAGEMENT CONTRACTS

HASTINGS MANAGEMENT CORP.

Hastings Management Corp. ("HMC"), a company wholly owned by Richard W. Hughes, a director and officer of the Company, was paid $496,615 for the year ended October 31, 2007, pursuant to administrative services provided to the Company including supervising and administering the financial requirements of the Company's business, communication with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with executive offices. HMC receives a monthly management fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

                      EQUITY COMPENSATION PLAN INFORMATION

The following table sets out those securities of the Company which have been authorized for issuance under equity compensation plans:

                                                                            NUMBER OF SECURITIES
                                                                           REMAINING AVAILABLE FOR
                                                                            FUTURE ISSUANCE UNDER
                                     NUMBER OF          WEIGHTED-AVERAGE     EQUITY COMPENSATION
                                 SECURITIES TO BE        EXERCISE PRICE        PLANS (EXCLUDING
                              ISSUED UPON EXERCISE OF    OF OUTSTANDING    SECURITIES REFLECTED IN
                                OUTSTANDING OPTIONS         OPTIONS               COLUMN [a])
PLAN CATEGORY                           (a)                   (b)                     (c)
---------------------------   -----------------------   ----------------   -----------------------
Equity compensation
  plans approved by the
  securityholders .........                 7,609,500   $     0.14/share                 3,237,425(1)
---------------------------   -----------------------   ----------------   -----------------------
Equity compensation
  plans not approved by the
  securityholders .........                       N/A                N/A                       N/A
---------------------------   -----------------------   ----------------   -----------------------
Total .....................                 7,609,500                N/A                 3,237,425
---------------------------   -----------------------   ----------------   -----------------------

Note:

(1)      As at October 31, 2007

                  INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

None of the current or former directors, executive officers, employees of the Company or the proposed nominees for election to the Board of Directors, nor any associate and affiliate of such persons, are or have been indebted to the Company since the beginning of the financial year of the Company ended October 31, 2007.

              INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Other than as stated herein, no informed person, director, executive officer, nominee for director, any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any associate or affiliate of such persons, has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transactions or any proposed transactions which has materially affected or would materially affect the Company.

PRIVATE PLACEMENTS

In May 2007, the Company issued 11,200,000 units for cash at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.12 per share, until May 28, 2008 or at an exercise price of $0.15 per share, until May 28, 2009. Of the foregoing, Richard W. Hughes subscribed for 1,000,000 units and Hastings

Management Corp. subscribed for 100,000 units. Of the foregoing, Alan D. Campbell subscribed for 100,000 units.

In September 2007, the Company issued 2,545,000 units for cash at $0.25 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one common share at an exercise price of $0.30 per share, until September 21, 2009. Of the foregoing, Hastings Management Ltd. subscribed for 50,000 units.

                                 AUDIT COMMITTEE

Pursuant to Section 224(l) of the BUSINESS CORPORATIONS ACT (British Columbia), the policies of the TSX Venture Exchange (the "Exchange") and Multilateral Instrument 52-110 ("MI 52-110") AUDIT COMMITTEES, the Company is required to have an Audit Committee comprised of not less than three directors, a majority of whom are not officers, control persons or employees of the Company or an affiliate of the Company. MI 52-110 requires the Company, as a venture issuer, to disclose annually in its information circular certain information concerning the constitution of its audit committee and its relationship with its independent auditor.

The Audit Committee did not meet formally during the financial year ended October 31, 2007. However, the Audit Committee does review the interim financial statements regularly on a quarterly basis and discusses these statements with the Company's accountant if necessary. In addition, the interim financial statements are approved by way of an Audit Committee resolution.

AUDIT COMMITTEE CHARTER

MANDATE

The primary function of the Audit Committee (the "Committee") is to assist the Board of Directors (the "Board") in fulfilling its financial oversight responsibilities. The Committee reviews the financial reports and other financial information provided by the Company to regulatory authorities and its shareholders and reviews the Company's systems of internal controls regarding finance and accounting including its auditing, accounting and financial reporting processes. The Committee's primary duti8es and responsibilities are to:

         o Serve as an independent and objective party to monitor the Company's financial reporting and internal control system and review the Company's financial statements;

         o Review and appraise the performance of the Company's external auditors;

         o Provide an open avenue of communication among the Company's auditors, financial and senior management and the Board of Directors.

COMPOSITION

The Committee is comprised of three directors as determined by the Board of Directors, the majority of whom are free from any relationship that, in the opinion of the Board of Directors, would interfere with the exercise of their independent judgment as a member of the Committee. At least one member of the Committee should have accounting or related financial management expertise. All members of the Committee that are not financially literate will work towards becoming financially literate to obtain a working familiarity with basic finance and accounting practices. For the purposes of the Audit Committee Charter, the definition of "financially literate" is the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can presumably be expected to be raised by the Corporation's financial statements.

The members of the Committee are elected by the Board of Directors at its first meeting following the annual shareholders' meeting and may be removed by the Board in its discretion. Unless a Chair is elected by the Board, the members of the Committee may designate a Chair by a majority vote of the full Committee membership.

MEETINGS

The Committee shall meet at least twice annually, or more frequently as circumstances dictate. As part of its job to foster open communication, the Committee will meet at least annually with the Chief Financial Officer of the Company and the external auditors in separate sessions.

RESPONSIBILITIES AND DUTIES

To fulfill its responsibilities and duties, the Committee shall:

DOCUMENTS/REPORTS REVIEW

         (a)      Review and update the Charter annually;

         (b) Review the Company's financial statements, MD&A and any annual and interim earnings, press releases before the Company publicly discloses this information and any reports or other financial information (including quarterly financial statements), which are submitted to any governmental body, or to the public, including any certification, report, opinion or review rendered by the external auditors.

EXTERNAL AUDITORS

         (a) Review annually, the performance of the external auditors who shall be ultimately accountable to the Board and the Committee as representatives of the shareholders of the Company;

         (b) Recommend to the Board the selection and, where applicable, the replacement of the external auditors nominated annually for shareholder approval;

         (c) Review with management and the external auditors the audit plan for the year-end financial statements and intended template for such statements;

         (d) Review and pre-approve all audit and audit-related services and the fees and other compensation related thereto, and any non-audit services, provided by the Company's external auditors;

Provided pre-approval of the non-audit services is presented to the Committee's first scheduled meeting following such approval, such authority may be delegated by the Committee to one or more independent members of the Committee.

FINANCIAL REPORTING PROCESSES

         (a) In consultation with the external auditors, review with management the integrity of the Company's financial reporting process, both internal and external.

         (b) Consider the external auditors' judgments about the quality and appropriateness of the Corporation's accounting principles as applied in its financial reporting.

         (c) Consider and approve, if appropriate, changes to the Company's auditing and accounting principles and practices as suggested by the external auditors and management.

         (d) Following completion of the annual audit, review separately with management and the external auditors any significant difficulties encountered during the course of the audit, including any restrictions on the scope of work or access to required information.

         (e) Review any significant disagreement among management and the external auditors in connection with the preparation of the financial statements.

         (f) Review with the external auditors and management the extent to which changes and improvements in financial or accounting practices have been implemented.

         (g) Review any complaints or concerns about any questionable accounting, internal accounting controls or auditing matters.

         (h)      Review certification process.

         (i)      Establish  a  procedure   for  the   confidential,   anonymous
                  submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

OTHER

         (a)      Review any related party transaction.

COMPOSITION OF THE AUDIT COMMITTEE

MI 52-110 provides that a member of an audit committee is "independent" if the member has no direct or indirect material relationship with a company, which could, in the view of the Company's board of directors, reasonably interfere with the exercise of the member's independent judgment.

MI 52-110 provides that an individual is "financially literate" if he or she has the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by a company's financial statements.

As of the date of this  Circular,  the  following  are the  members of the Audit
Committee:

------------------ ---------------------- --------------------------------------
Alan Campbell      Not Independent        Financially Literate
------------------ ---------------------- --------------------------------------
Lynn W. Evoy       Independent            Financially Literate
------------------ ---------------------- --------------------------------------
James McDonald     Independent            Financially Literate
------------------ ---------------------- --------------------------------------

The Company is relying on the exemption provided under Section 6.1 of MI 52-110.

RELEVANT EDUCTION AND EXPERIENCE

Each member of the Audit Committee has gained financial literacy through their years of experience serving as directors of several mining and mineral exploration companies and serving on numerous other audit committees. In these positions, each member would be responsible for receiving financial information relating to their company and obtaining an understanding of the balance sheet, income statement and cash flows and how these statements are integral in assessing the financial position of the company and its operating results. Each member has significant understanding of the mineral exploration business which the Company engages in and has an appreciation for the relevant accounting principles for that business.

AUDIT COMMITTEE OVERSIGHT

At no time since the commencement of the Company's most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the Company's Board of Directors.

RELIANCE ON CERTAIN EXEMPTIONS

At no time since the commencement of the Company's most recently completed financial year has the Company relied on the exemption in Section 2.4 of MI 52-110 (DE MINIMIS NONAUDIT SERVICES) or an exemption from MI 52-110, in whole or in part, granted under Part 8 (EXEMPTIONS) of MI 52-110.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described under the heading "Relationship with External Auditor" of the Audit Committee Charter set out in Exhibit 3 to this Circular.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The table below sets out all fees billed by the Company's external auditor in each of the last two fiscal years. In the table "Audit Fees" are fees billed by the Company's external auditor for services provided in auditing the Company's financial statements for the fiscal year. "Audit-Related Fees" are fees not included in Audit Fees that are billed by the auditor for assurance and related services that are reasonably related to the performance of the audit or review of the Company's financial statements. "Tax Fees" are fees billed by the Company's external auditors for professional services rendered for tax compliance, tax advice and tax planning. "All Other Fees" are fees billed by the external auditor for products and services not included in the foregoing categories:

                                       AUDIT-
FINANCIAL YEAR ENDED   AUDIT FEES   RELATED FEES   TAX FEES   ALL OTHER FEES
--------------------   ----------   ------------   --------   --------------
October 31, 2006       $   44,305   $        Nil   $    Nil   $  Nil
--------------------   ----------   ------------   --------   --------------
October 31, 2007       $   39,220   $        Nil   $    Nil   $  Nil
--------------------   ----------   ------------   --------   --------------

EXEMPTION IN SECTION 6.1

The Company is a "venture issuer" as defined in MI 52-110 and is relying on the exemption in section 6.1 of MI 52-110 relating to Parts 3 (COMPOSITION OF AUDIT COMMITTEE) and 5 (REPORTING OBLIGATIONS).

                        STATEMENT OF CORPORATE GOVERNANCE

National Instrument 58-101, DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES, requires all companies to provide certain annual disclosure of their corporate governance practices with respect to the corporate governance guidelines (the "Guidelines") adopted in National Policy 58-201. These Guidelines are not prescriptive, but have been used by the Company in adopting its corporate governance practices. The Company's approach to corporate governance is set out below.

BOARD OF DIRECTORS

The Board currently consists of six (6) directors: Richard Hughes, the Company's President and Chief

Executive Officer, Alan Campbell, the Company's Chief Financial Officer, Lynn Evoy, John Keating, James McDonald and Joseph Montgomery. The Guidelines suggest that the Board of every listed company should be constituted with a majority of individuals who qualify as "independent" directors. A director is "independent" if the individual has no direct or indirect material relationship with the Company which could, in the view of the Company's Board, be reasonably expected to interfere with the exercise of a director's independent judgment whether on the Board or a committee of the Board. Notwithstanding the foregoing, an individual who is, or has been within the last three years, an employee or executive officer of the Company is considered to have a material relationship with the Company. Of the current Board, the following members are independent:
John Keating, Lynn Evoy, James McDonald and Joseph Montgomery. The following members are not independent: Richard Hughes and Alan Campbell as they are executive officers of the Company.

DIRECTORSHIPS

In addition to their positions on the Board, the following directors also serve as directors of the following reporting issuers:

---------------------- ---------------------------------------------------------
Name of Director       Reporting Issuer
---------------------- ---------------------------------------------------------
Richard Hughes         Abitibi Mining Corp., Alamos Gold Inc., Chalice Diamond
                       Corp., Fortune River Resources Corp., Genco Resources
                       Ltd., Golden Chalice Resources Inc.; Golden Goliath
                       Resources Ltd., Gryphon Gold Corporation, Kalahari
                       Resources Inc., Klondike Gold Corp., Klondike Silver
                       Corp., Kootenay Gold Inc., Radiant Resources Inc. and
                       Sedex Mining Corp.
---------------------- ---------------------------------------------------------
Alan Campbell          Abitibi  Mining Corp.,  Chalice  Diamond  Corp.,  Golden
                       Chalice   Resources  Inc.,   Kalahari   Resources  Inc.,
                       Klondike  Gold Corp.,  Klondike  Silver Corp.  and Sedex
                       Mining Corp.
---------------------- ---------------------------------------------------------
John Keating           Chalice  Diamond Corp.,  Golden  Chalice  Resources Inc,
                       and Klondike Silver Corp.
---------------------- ---------------------------------------------------------
James M. McDonald      Alamos Gold Inc.,  Genco Resources Ltd.,  Golden Chalice
                       Resources Inc. and Kootenay Gold Inc.
---------------------- ---------------------------------------------------------
Joseph Montgomery      Abitibi  Mining Corp.,  Daren  Industries  Ltd.,  Golden
                       Chalice   Resources  Inc.,   Kalahari   Resources  Inc.,
                       Klondike Gold Corp. and Sedex Mining Corp.
---------------------- ---------------------------------------------------------

ORIENTATION AND CONTINUING EDUCATION

The Company does not provide a formal orientation and education program for new directors; however, any new directors will be given the opportunity to familiarize themselves with the Company, the current directors and members of management. Directors are also encouraged and given the opportunity for continuing education.

ETHICAL BUSINESS CONDUCT

The Board has not, to date, adopted a formal written Code of Business Conduct and Ethics. The current limited size of the Company's operations, and the small number of officers and employees, allow the Board to monitor, on an ongoing basis, the activities of management and to ensure that the highest standard of ethical conduct is maintained. As the Company grows in size and scope, the Board anticipates that it will formulate and implement a formal Code of Business Conduct and Ethics.

NOMINATION OF DIRECTORS

The Board selects new nominees to the Board, although a formal process has not been adopted. The nominees are generally the result of recruitment efforts by the Board members, including both formal and informal discussions among Board members and the President and CEO. The Board monitors, but does not formally assess, the performance of individual Board members or committee members or their contributions.

COMPENSATION COMMITTEE

The Board has not, to date, constituted a compensation committee.

OTHER BOARD COMMITTEES

The Company has one standing committee, the Audit Committee. Please refer to the "Audit Committee" section.

ASSESSMENTS

The Board does not, at present, have a formal process in place for assessing the effectiveness of the Board as a whole, its committees or individual directors, but will consider implementing one in the future should circumstances warrant. Based on the Company's size, its stage of development and the limited number of individuals on the Board, the Board considers a formal assessment process to be inappropriate at this time. The entire Board is responsible for selecting new directors and assessing current directors. A proposed director's credentials are reviewed in advance of a Board meeting by one or more members of the Board prior to the proposed director's nomination.

                     PARTICULARS OF MATTERS TO BE ACTED UPON

CONTINUANCE OF STOCK OPTION PLAN

In accordance with the Exchange's Corporate Finance Policy 4.4 "Incentive Stock Options" (the "Policy"), the directors of the Company have adopted the 2008 Stock Option Plan, subject to shareholder and Exchange approval. The Plan complies with the requirements of the Policy for Tier 2 issuers. Under the Plan, a maximum of 10% of the issued and outstanding shares of the Company are proposed to be reserved at any time for issuance on the exercise of stock options. As the number of shares reserved for issuance under the Plan increases with the issue of additional shares by the Company, the Plan is considered to be a "rolling" stock option plan. A copy of the Plan will be available for review by the shareholders at the Meeting.

PARTICULARS OF THE PLAN

If adopted, the pertinent terms and conditions of the Plan are as follows:

         (a) The purpose of the Plan is to encourage common stock ownership in the Company by directors, officers, employees and consultants of the Company, and to reward those parties for advancing the interests of the Company;

         (b) The Plan will be administered by the Board of Directors of the Company who will have the full authority and sole discretion to grant options under the Plan to any eligible party, including themselves;

         (c) The maximum number of shares that may be reserved for issuance under the Plan will be a rolling number not to exceed 10% of the issued and outstanding shares of the Company at the time of the stock option grant;

         (d) The exercise price of options granted under the Plan will be set by the Board of Directors at the time of grant and will not be less than the Discounted Market Price of the Company's shares as set out in the policies of the Exchange;

         (e) The full purchase price of common shares purchased under the Plan shall be paid in cash upon the exercise thereof,

         (f) Options may be granted under the Plan exercisable over a period not exceeding five years;

         (g)      Options   covering   not  more  than  5%  of  the  issued  and
                  outstanding shares of the Company may be granted to any one individual in any 12 month period;

         (h) No more than 2% of the issued and outstanding shares of the Company may be granted to any one "consultant" in any 12 month period and no more than an aggregate of 2% of the issued and outstanding shares of the Company may be granted to an employee conducting "investor relations activities" (as such terms are defined in Exchange policies);

         (i) Options may only be exercised while the optionee is a director, officer, employee or consultant to the Company, or within a period of 90 days after ceasing to be so, or, in the case of an employee conducting investor relations activities, within 30 days after ceasing employment;

         (j) Notwithstanding item (i), an optionee's heirs or administrators shall have one year from the death of the optionee in which to exercise any portion of options outstanding at the time of death of the optionee;

         (k) The options shall not be assignable or transferable by an optionee;

         (l) The obligation of the Company to issue and deliver common shares under the Plan will be subject to any approvals which may be required from any regulatory authority or stock exchange having jurisdiction over the securities of the Company; and

         (m) The Board of Directors may from time to time, subject to regulatory approval, amend or revise the terms of the Plan.

The policies of the Exchange provide that, where a stock option plan, together with any other share compensation arrangements, could result, at any time, in the number of shares reserved for issuance pursuant to the plan exceeding 10% of the issued and outstanding shares of the Company, or the issuance within a one-year period of a number of shares exceeding 10% of the issued and outstanding shares of the Company, approval of the plan by the Company's shareholders is required.

The policies of the Exchange further provide that if a stock option plan, together with any other share compensation arrangements, could result, at any time, in:

         (a) the number of shares reserved for issuance pursuant to stock options granted to insiders exceeding 10% of the outstanding issue;

         (b) the issuance to insiders, within a one-year period, of a number of shares exceeding 10% of the outstanding issue; or

         (c) the issuance to any one optionee, within a one-year period, of a number of shares exceeding 5% of the outstanding issue,

then the stock option plan must be approved by a majority of the votes cast by disinterested shareholders at a shareholders' meeting, being a majority of the votes cast by all shareholders of the meeting excluding shares beneficially owned by insiders to whom options may be granted under the Plan and associates of such persons. As the Plan will not set out any restrictions in respect to issuances to insiders or their associates, the approval of disinterested shareholders is required.

If the Plan is not adopted, options will be granted and amended from time to time, subject to Exchange approval in each instance.

Accordingly, the shareholders of the Company will be asked at the Meeting to pass an ordinary resolution, the text of which will be in substantially the form as follows:

         BE IT RESOLVED, AS AN ORDINARY RESOLUTION, THAT:

         1. the adoption of the Company's 2008 Stock Option Plan (the "Plan") be ratified, confirmed and approved, subject to acceptance by the TSX Venture Exchange;

         2. the Company be authorized to grant stock options for up to 10% of the common shares of the Company outstanding from time to time pursuant and subject to the terms and conditions of the Plan;

         3. the previous existing stock options granted to directors, officers and other insiders be ratified, confirmed and approved; and that all existing stock options becoming subject to the provisions of the Plan upon adoption by the Company;

         4, the Board of Directors of the Company be authorized on behalf of the Company to make any amendments to the Plan as may be required by regulatory authorities, without further approval of the shareholders of the Company, in order to ensure adoption of the Plan;

         5. notwithstanding that this resolution has been duly passed by the shareholders of the Company, without further resolution of shareholders, approval is hereby given to the Board of Directors of the Company, in their sole discretion, to revoke this resolution at any time and refrain from implementing the Plan; and

         6. any one director or officer of the Company be and he is hereby authorized and directed to do all such acts and things and to execute and deliver under the corporate seal or otherwise all such deeds, documents, instruments and assurances as in his opinion may be necessary or desirable to give effect to this resolution.

                                  OTHER MATTERS

Management of the Company knows of no other matters to come before the meeting other than those referred to in the Notice. The shares represented by the Proxy solicited hereby will be voted in accordance with the best judgment of the persons voting the Proxy on such other business as may properly be transacted at the Meeting or at any adjournment thereof. MATTERS WHICH MAY PROPERLY COME BEFORE THE MEETING SHALL BE ANY MATTER NOT EFFECTING A CHANGE TO THE ARTICLES OR MEMORANDUM OF THE COMPANY, NOT EFFECTING A CHANGE IN CONTROL OF THE COMPANY, OR NOT DISPOSING OF ALL OR SUBSTANTIALLY ALL OF THE ASSETS OF THE COMPANY.

                             ADDITIONAL INFORMATION

Additional information concerning the Company can be found on SEDAR at WWW.SEDAR.COM and on the Company's website at WWW.AMADORGOLDCORP.COM.

The audited financial statements of the Company for the year ended October 31, 2007 (the "Financial Statements"), together with the Auditors' Report thereon, will be presented to the shareholders at the Meeting. The Financial Statements, together with the Auditors' Report thereon, and the Management Discussion and Analysis are being mailed to the shareholders of record with this Circular (Exhibits 1 and 2). Additional financial information concerning the Company may be obtained by any shareholder free of charge by contacting the Company at 604-685-2222.

CERTIFICATE FOR ALBERTA SHAREHOLDERS

The foregoing contains no untrue statements of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

The Company is a reporting issuer in Alberta due to its listing on the TSX Venture Exchange. The following is required by the Securities Rules (Alberta):

IT IS AN OFFENCE UNDER THE SECURITIES ACT (ALBERTA), THE SECURITIES REGULATION (ALBERTA) AND THE ALBERTA SECURITIES COMMISSION RULES FOR A PERSON OR COMPANY TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR REGULATIONS THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DATED at Vancouver, British Columbia, this 19th day of February, 2008.


                              BY ORDER OF THE BOARD


/S/ RICHARD W. HUGHES                       /S/ ALAN D. CAMPBELL
-----------------------------------         ------------------------------------
Richard W. Hughes                           Alan D. Campbell,
President & Chief Executive Officer         Director and Chief Financial Officer

                                   ATTACHMENTS

EXHIBIT 1       AUDITED FINANCIAL STATEMENTS FOR THE YEAR ENDED OCTOBER 31, 2007

EXHIBIT 2       MANAGEMENT DISCUSSION AND ANALYSIS

                                                                      Document 3



                                AMADOR GOLD CORP.

                        CONSOLIDATED FINANCIAL STATEMENTS

                         (EXPRESSED IN CANADIAN DOLLARS)

                            OCTOBER 31, 2007 AND 2006

                                                           MORGAN & COMPANY
                                                           CHARTERED ACCOUNTANTS

                                AUDITORS' REPORT

To the Shareholders of
AMADOR GOLD CORP.

We have audited the consolidated balance sheets of Amador Gold Corp. as at October 31, 2007 and 2006, and the consolidated statements of operations and comprehensive loss, shareholders' equity, and cash flows for each of the years in the three-year period ended October 31, 2007. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2007 and 2006, and the results of its operations and its cash flows for each of the years in the three-year period ended October 31, 2007 in accordance with Canadian generally accepted accounting principles.


Vancouver, Canada                                          /s/ Morgan & Company
February 19, 2008                                          Chartered Accountants


    COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA-U.S. REPORTING DIFFERENCE

The reporting standards of the Public Company Accounting Oversight Board (United States) for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the consolidated financial statements. Our report to the shareholders, dated February 19, 2008, is expressed in accordance with Canadian reporting standards, which do not permit a reference to such events and conditions in the Auditors' Report when these are adequately disclosed in the consolidated financial statements.


Vancouver, Canada                                          /s/ Morgan & Company
February 19, 2008                                          Chartered Accountants

AMADOR GOLD CORP.
CONSOLIDATED BALANCE
SHEETS

                                                            October 31,
                                                   ----------------------------
                                                       2007            2006
                                                   ------------    ------------
ASSETS

CURRENT
    Cash and cash equivalents ..................   $  1,099,339    $    540,099
    Accounts receivable ........................        136,241          30,055
    Prepaid expenses ...........................         13,979           2,318
                                                   ------------    ------------
                                                      1,249,559         572,472

MINERAL PROPERTIES (Note 3 and schedule) .......      6,351,417       2,083,357
EXPLORATION ADVANCES (Note 4) ..................         20,000           3,385
EQUIPMENT ......................................           --               760
                                                   ------------    ------------
                                                   $  7,620,976    $  2,659,974
                                                   ------------    ------------

LIABILITIES

CURRENT
    Accounts payable and accrued liabilities ...   $    356,327    $     62,204
    Due to related parties (Note 5) ............        437,080          46,677
                                                   ------------    ------------
                                                        793,407         108,881
                                                   ------------    ------------
SHAREHOLDERS' EQUITY

SHARE CAPITAL ..................................     14,859,054      10,480,845
CONTRIBUTED SURPLUS ............................        672,244         539,250
DEFICIT ........................................     (8,703,729)     (8,469,002)
                                                   ------------    ------------

                                                      6,827,569       2,551,093
                                                   ------------    ------------
                                                   $  7,620,976    $  2,659,974
                                                   ------------    ------------

Going Concern (Note 1)
Commitments (Note 7)

APPROVED ON BEHALF OF THE BOARD OF DIRECTORS:

/S/ ALAN D. CAMPBELL         Director         /S/ LYNN W. EVOY          Director
----------------------------                  -------------------------


                           - See Accompanying Notes -

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS


                                                            FOR THE YEARS ENDED OCTOBER 31,
                                                      --------------------------------------------
                                                          2007            2006            2005
                                                      ------------    ------------    ------------
ADMINISTRATIVE EXPENSES

    Amortization ..................................   $        760    $        326    $        466
    Consulting fees ...............................        290,683         290,461         107,551
    Investor relations and promotion ..............         88,098          30,103          17,370
    Legal and accounting ..........................         40,628          79,028          49,033
    Management fees ...............................        496,615         395,760         137,000
    Office expenses and miscellaneous .............         10,002          13,551          13,407
    Part XII.6 tax ................................        105,322           9,056            --
    Regulatory fees ...............................         45,791          36,000          28,982
    Stock based compensation ......................        140,000         286,000          79,000
    Transfer agent fees ...........................         14,013          19,029           8,587
                                                      ------------    ------------    ------------

LOSS BEFORE OTHER INCOME (EXPENSE) AND INCOME TAXES     (1,231,912)     (1,159,314)       (441,396)

OTHER INCOME (EXPENSE)
   Write-off of mineral property expenditures .....       (201,627)     (3,261,819)           --
   Interest income ................................         21,536              43             619
                                                      ------------    ------------    ------------
LOSS BEFORE INCOME TAXES ..........................     (1,412,003)     (4,421,090)       (440,777)

FUTURE INCOME TAX RECOVERY ........................      1,177,276         223,689         101,000
                                                      ------------    ------------    ------------
NET LOSS AND COMPREHENSIVE LOSS FOR THE YEAR ......   $   (234,727)   $ (4,197,401)   $   (339,777)
                                                      ------------    ------------    ------------

LOSS PER SHARE - Basic and diluted ................          (0.00)          (0.08)          (0.01)
                                                      ------------    ------------    ------------
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING .....     75,480,173      50,996,691      26,010,641
                                                      ------------    ------------    ------------


                           - See Accompanying Notes -

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

FOR THE YEARS ENDED OCTOBER 31, 2007, 2006 and 2005

                                                          SHARE CAPITAL
                                                  ----------------------------    CONTRIBUTED
                                                     NUMBER          AMOUNT         SURPLUS         DEFICIT          TOTAL
                                                  ------------    ------------    ------------    ------------    ------------
Balance, October 31, 2004 .....................     21,997,915    $  6,203,328    $    171,000    $ (3,931,824)   $  2,442,504
  Issue of shares for mineral properties ......      1,095,000         103,525            --              --           103,525
  Issue of shares for cash, private placements      16,325,000       1,732,500            --              --         1,732,500
  Share issuance costs ........................           --           (72,124)          3,000            --           (69,124)
  Stock based compensation ....................           --              --            79,000            --            79,000
  Tax benefits renounced on flow-through shares           --          (101,000)           --              --          (101,000)
  Net loss for the year .......................           --              --              --          (339,777)       (339,777)
  Share subscriptions receivable ..............           --          (167,000)           --              --          (167,000)
                                                  ------------    ------------    ------------    ------------    ------------
Balance, October 31, 2005 .....................     39,417,915       7,699,229         253,000      (4,271,601)      3,680,628
  Subscriptions receivable collected ..........           --           167,000            --              --           167,000
  Cancellation of escrow shares ...............        (25,000)           (250)            250            --              --
  Issue of shares for mineral properties ......      1,675,000         246,200            --              --           246,200
  Issue of shares for cash, private placements      19,117,833       2,585,175            --              --         2,585,175
  Share issuance costs ........................           --           (84,520)           --              --           (84,520)
  Warrants exercised for cash .................        815,000          91,700            --              --            91,700
  Stock based compensation ....................           --              --           286,000            --           286,000
  Tax benefits renounced on flow-through shares           --          (223,689)           --              --          (223,689)
  Net loss for the year .......................           --              --              --        (4,197,401)     (4,197,401)
                                                  ------------    ------------    ------------    ------------    ------------
Balance, October 31, 2006 .....................     61,000,748      10,480,845         539,250      (8,469,002)      2,551,093
  Issue of shares for mineral properties ......      1,470,000         309,175            --              --           309,175
  Issue of shares for cash, private placements
      Flow-through shares .....................     15,565,000       1,867,800            --              --         1,867,800
      Non flow-through shares .................     14,495,000       1,846,250            --              --         1,846,250
  Share issuance costs ........................           --          (130,196)           --              --          (130,196)
  Warrants exercised for cash .................     15,493,500       1,628,200            --              --         1,628,200
  Stock options exercised for cash ............        345,000          37,250            --              --            37,250
  Fair value of stock options exercised .......           --             7,006          (7,006)           --              --
  Stock based compensation ....................           --              --           140,000            --           140,000
  Tax benefits renounced on flow-through shares           --        (1,177,276)           --              --        (1,177,276)
  Net loss and comprehensive loss for the year            --              --              --          (234,727)       (234,727)
  Share subscriptions receivable ..............           --           (10,000)           --              --           (10,000)
                                                  ------------    ------------    ------------    ------------    ------------
BALANCE, OCTOBER 31, 2007 .....................    108,369,248    $ 14,859,054    $    672,244    $ (8,703,729)   $  6,827,569
                                                  ============    ============    ============    ============    ============

AMADOR GOLD CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED OCTOBER 31,

                                                               2007           2006           2005
                                                            -----------    -----------    -----------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss and comprehensive loss for the year ........   $  (234,727)   $(4,197,401)   $  (339,777)

    Add items not affecting cash:
       Amortization .....................................           760            326            466
       Future income tax recovery .......................    (1,177,275)      (223,689)      (101,000)
       Write-off of mineral property expenditures .......       201,627      3,261,819           --
       Stock based compensation .........................       140,000        286,000         79,000

    Changes in non-cash operating assets and liabilities:
       Tax credits recoverable ..........................          --             --           12,909
       Accounts receivable ..............................      (106,186)       (14,017)        (9,450)
       Prepaid expenses .................................       (11,661)        (1,835)         5,117
       Accounts payable and accrued liabilities .........      (327,572)       (21,165)       (20,008)
       Due to related parties ...........................       390,403           --           (6,408)
                                                            -----------    -----------    -----------
                                                             (1,124,631)      (909,962)      (372,743)
                                                            -----------    -----------    -----------

FINANCING ACTIVITIES
   Issuance of share capital ............................     5,369,500      2,843,875      1,568,501
   Share issuance costs .................................      (130,196)       (84,520)       (72,125)
                                                            -----------    -----------    -----------
                                                              5,239,304      2,759,355      1,489,968
                                                            -----------    -----------    -----------

INVESTING ACTIVITIES
  Exploration advances ..................................       (16,615)        (3,385)          --
   Mineral property acquisition and exploration
     expenditures .......................................    (3,538,818)    (1,495,250)      (950,901)
                                                            -----------    -----------    -----------
                                                             (3,555,433)    (1,498,635)      (950,901)
                                                            -----------    -----------    -----------

NET INCREASE IN CASH AND CASH EQUIVALENTS ...............       559,240        350,758        166,324

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR ............       540,099        189,341         23,017
                                                            -----------    -----------    -----------

CASH AND CASH EQUIVALENTS, END OF YEAR ..................   $ 1,099,339    $   540,099    $   189,341
                                                            ===========    ===========    ===========

SUPPLEMENTAL CASH FLOW INFORMATION AND DISCLOSURE
  OF NON-CASH FINANCING AND INVESTING ACTIVITIES
     Interest paid ......................................   $   105,322    $     9,056    $      --
     Income taxes paid ..................................   $      --      $      --      $      --

FINANCING AND INVESTING ACTIVITIES
    Warrants issued for share issuance costs ............   $      --      $      --      $     3,000
    Shares Issued for Mineral Property Acquisition ......   $   309,175    $   246,200    $   103,525


                           - See Accompanying Notes -

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

1.       NATURE OF OPERATIONS AND GOING CONCERN

         Amador Gold Corp. (the "Company") was incorporated under the laws of the Province of British Columbia, Canada. The Company is a public company listed on the TSX Venture Exchange (the "TSX.V"), trading under the "AGX" symbol. The Company is primarily engaged in the acquisition, exploration and development of mineral properties located in the Provinces of Ontario, and British Columbia, Canada.

         These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company's ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. These consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

         During the year, the Company incurred a net loss of $234,727 (2006 - $4,197,401; 2005 - $339,777) and has an accumulated deficit of $8,703,729 (2006 - $8,469,002; 2005 - $4,271,601). The Company is in
         the process of acquiring, exploring and developing its resource properties and has not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of the amounts shown for resource properties and related deferred exploration costs are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves, and upon future profitable production. The operations of the Company have primarily been funded by the issuance of common shares. Continued operations of the Company are dependent on the Company's ability to complete equity financing or generate profitable operations in the future. Management's plan in this regard is to secure additional funds through future equity financings, which may not be available or may not be available on reasonable terms.

2.       SIGNIFICANT ACCOUNTING POLICIES

         These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles.

         a)       Basis of consolidation

                  These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Diamondcorp Resources Inc., incorporated British Columbia on August 2, 2006.

         b)       Variable interest entities

                  The CICA issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE is an entity in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinates financial support. When a VIE is determined to exist, the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in a VIE.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         c)       Use of estimates

                  The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, resource property carrying values and determination of fair value for stock based compensation and transactions. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

         d)       Financial instruments

                  The Company's financial instruments consist of cash and cash equivalents, accounts receivable, exploration advances, accounts payable and accrued liabilities, and amounts due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

         e)       Foreign currency translation

                  Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

                  i) Monetary items are translated at the rates prevailing at the balance sheet date;

                  ii)      Non-monetary   items  are  translated  at  historical
                           rates;

                  iii) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;

                  iv)      Gains and losses on foreign currency  translation are
                           reflected   in   the   consolidated   statements   of
                           operations and comprehensive loss.

         f)       Cash and cash equivalents

                  For purposes of reporting cash flows, the Company considers cash and short-term investments to include amounts held in banks and highly liquid investments with remaining maturities at point of purchase of 90 days or less. The Company places its cash and cash investments with institutions of high-credit worthiness.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         g)       Mineral properties

                  Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred and capitalized until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and capitalized exploration costs are written off.

                  Recorded costs of mineral properties and capitalized exploration and development expenditures are not intended to reflect present or future values of resource properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, changes in future conditions could require a material change in the recorded amounts.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

         h)       Equipment and amortization

                  Equipment is recorded at cost. Amortization of computer equipment is provided at a rate of 30% per annum on the straight-line method.

         i)       Impairment of long-lived assets

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3063 - "Impairment of Long-Lived Assets" and the CICA's Emerging Issues Committee ("EIC") emerging extract EIC-126 - "Accounting by Mining Enterprises for Exploration Costs". Section 3063 requires that the Company review long-lived assets, including mining properties for impairment. Long-lived assets are assessed for impairment when events and circumstances warrant. EIC-126 consensus is that a mining enterprise in the development stage is not obliged to conclude that capitalized costs have been impaired due to the absence of a projected estimated future net cash flow from the mining enterprise. Mineral properties in the development stage do not have established mineral reserves and a basis for the preparation of a projection of the estimated future net cash flow from the properties does not exist. However, a mining enterprise is required to consider the conditions in Section 3063 for impairment write-down. The conditions include significant unfavourable economic, legal, regulatory, environmental, political and other factors. In addition management's development activities towards its planned principal operations are a key factor considered as part of the ongoing assessment of the recoverability of the carrying amount of mineral properties. Whenever events or changes in circumstances indicate that the carrying amount of a mineral property in the exploration stage may be impaired the capitalized costs is written down to the estimated recoverable amount.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         j)       Asset retirement obligations

                  The  Company  follows  the  recommendations  in CICA  Handbook
                  Section 3110 - "Asset Retirement Obligations". Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation. A corresponding amount is capitalized to the related asset. Asset retirement costs are amortized to earnings in a manner consistent with the amortization or depletion of the underlying asset. The liabilities are subject to accretion over time for increases in the fair value of asset retirement obligations. Management estimates may be subject to material adjustment as a result of changes in regulations, or changes in the means and extent of environmental remediation. Accretions and changes in estimates are accounted for prospectively in the consolidated statement of operations and comprehensive loss commencing in the period revisions are made.

                  The operations of the Company may in the future be affected from time to time in varying degree by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company vary greatly and are not predictable. The Company's policy is to meet or, if possible, surpass standards set by relevant legislation, by application of technically proven and economically feasible measures.

                  Environmental    expenditures    that    relate   to   ongoing
                  environmental and reclamation programs are charged against earnings as incurred or capitalized and amortized depending on their future economic benefits. Estimated future removal and site restoration costs, when the ultimate liability is reasonably determinable, are charged against earnings over the estimated remaining life of the related business operation, net of expected recoveries.

                  As at October 31, 2007, the Company did not have asset retirement obligations.

         k)       Share capital

                  i) Non-monetary consideration - Shares, agent's warrants, stock options and other equity instruments issued as purchase consideration in non-monetary transactions are recorded at fair value determined by management using the Black-Scholes option pricing model. The fair value of the shares issued is based on the trading price of those shares on the TSX.V on the date of the agreement to issue shares as determined by the Board of Directors.

                  ii) Flow-through shares - Resource expenditure deductions for Canadian income tax purposes related to Canadian exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation. The Company follows the accounting prescribed by the CICA Emerging Issues Committee ("EIC") in EIC-146 "Flow-through Shares". On the date the expenditures are renounced, a future income tax liability and a corresponding reduction in the share capital is recorded. The future income tax liability is offset by available future income tax assets as a recovery of future income taxes.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         k)       Share capital (continued)

                  iii) Stock based compensation - The Company measures the cost of the service received for all stock options made to consultants, employees and directors based on an estimate of fair value at the date of grant. The Company uses the Black-Scholes option pricing model to estimate the fair value of each stock option at the date of grant. Stock options which vest immediately are recorded at the date of grant. Stock options that vest over time are recorded over the vesting period using the straight line method. Stock options issued to outside consultants that vest over time are valued at the grant date and subsequently re-valued on each vesting date. Stock based compensation is recognized as expense or, if applicable, capitalized to mineral property costs with a corresponding increase in contributed surplus. On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

                  iv) Share issuance costs - Costs directly identifiable with the raising of share capital financing are charged against share capital. Share issuance costs incurred in advance of share subscriptions are recorded as non-current deferred assets. Share issuance costs related to uncompleted share subscriptions are charged to operations.

         l)       Income taxes

                  Income taxes are calculated using the liability method of accounting. Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying amount on the balance sheet are used to calculate future income tax liabilities or assets. The future income tax liabilities or assets are measured using tax rates and laws expected to apply in the periods that the temporary differences are expected to reverse. Valuation allowances are provided where (net) future income tax assets are not more likely than not to be realized.

         m)       Earnings per share

                  Basic earnings per share are calculated by dividing net income
                  (loss) by the weighted average number of shares issued and fully paid. The calculations of earnings per share on a diluted basis are calculated using the treasury stock method which considers the potential exercise of outstanding financial instruments with equity purchase or conversion features.

         n)       Accounting policy changes

                  Effective November 1, 2006, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments under CICA Handbook Section 3855 FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3861 FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, Section 3865 HEDGES and Section 1530 COMPREHENSIVE INCOME. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         n)       Accounting policy changes (continued)

                  i) CICA Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, sets out criteria for the recognition and measurement of financial instruments. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered and most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statement of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

                           All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if the requirements had always been in effect. Changes to the fair value of assets and liabilities prior to adoption are recognized by adjusting opening deficit or opening "other accumulated comprehensive income".

                           All financial instruments are classified into one of the following five categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification as follows: (1) held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net earnings in the period in which they arise; (2) held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost and amortization of premiums or discounts and losses due to impairment are included in current period net earnings; (3) available-for-sale financial assets are measured at fair value and changes in fair value are included in "other comprehensive income" until the gain or loss is recognized in income; (4) all derivative financial instruments are measured at fair value, even when they are part of a hedging relationship and changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized as other comprehensive income.

                           In accordance with this new standard, the Company has classified its cash and equivalents and short-term investments as held-for-trading. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other liabilities. Derivatives embedded in other financial instruments must be separated and measured at fair value. The Company currently does not have embedded derivatives.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

         n)       Accounting policy changes (continued)

                  ii) CICA Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, establishes the requirements for the disclosure and presentation of financial instruments and non-financial derivatives.

                  iii) CICA Section 3865, HEDGING, specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

                  iv) CICA Section 1530, COMPREHENSIVE INCOME, specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in the Company's shareholder equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other comprehensive income until such items are realized.

                           This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders' equity.

                           As there were no other comprehensive income items, comprehensive loss for the year was equal to the net loss for the year.

                  Effective January 1, 2007, the Company adopted CICA Section 1506, Accounting Changes, effective for annual and interim periods beginning on or after January 1, 2007. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

         o)       Future accounting pronouncements

                  The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

                  i)       On January 8, 2008,  the CICA  issued  Section  3064,
                           Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

2.       SIGNIFICANT ACCOUNTING POLICIES (continued)

                  ii) On September 15 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments - Disclosures, and Handbook Section 3863, Financial Instruments - Presentation. Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance. The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

         p)       Comparative figures

                  Certain of the prior year's comparative figures have been reclassified to conform to the current year's presentation.

3.       MINERAL PROPERTIES

         a)       Kenora Property Group, Ontario

                  i)       Kenora

                           During fiscal 2003 the Company entered into a letter of intent for the assignment of an option agreement to acquire a 100% interest in 40 patented claims and 2 mineral claims 60 kilometres west of Kenora, Ontario (the "KPM Property"). The agreement was amended in August 2004. Consideration, as amended, consisted of $35,000 to the assignor (paid), $225,000 before February 14, 2003 (paid), $250,000 on August 27, 2003 (paid), $250,000 on each of August 27, 2004
                           (paid), and 2005 (paid), $500,000 on each of August 27, 2006, 2007, 2008, and 2009. Finders fees to a maximum of $300,000 was payable on this property of which $103,282 was incurred.

                  ii)      Glass Claims

                           During fiscal 2004, the Company was granted an option to earn a 100% interest in the Glass Claims covering 840 acres in Ontario. Consideration is the issuance of 100,000 common shares (75,000 issued) and $93,000 cash ($33,000 paid) over a 4-year period. In addition, the property is subject to a 1.25% NSR ("NSR") in favour of the optionor. The Company may purchase 0.5% of the royalty for $500,000.

                  During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Kenora Property Group.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         b)       Red Lake Property Group, Ontario

                  i)       Todd Township Property

                           On June 23,  2004,  the Company was granted an option
                           to earn a 100% interest in the Todd Township Property, 5 claim units, 200 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $69,000 cash ($39,000 paid) over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $600,000.

                  ii)      Maskootch Lake Property

                           On June 23, 2004, the Company was granted an option to earn a 100% interest in the Maskootch Lake Property, approximately 32 claim units, 1280 acres, in the Red Lake Mining Division, Ontario. Consideration is the issuance of 100,000 common shares (100,000 issued) and $88,000 cash ($48,000 paid) over a 4 year period. In addition, the property is subject to a 2% NSR in favour of the optionor. The Company may purchase 1% of the royalty for $1,000,000.

         c)       Silverstrike Property Group, Ontario

                  i)       Silver Strike Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Strike Property, Ontario. Consideration is $50,000 ($30,000 paid), 150,000 common shares (90,000 issued)
                           and $80,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  ii)      Silver Claim Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Silver Claim Property, Ontario. Consideration is $150,000 cash ($50,000 paid), 200,000 common shares (150,000 issued) and $200,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  iii)     Capitol Silver Property

                           On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is
                           $35,000  cash  ($20,000   paid)  and  350,000  shares
                           (200,000 issued) payable over 3 years. The Company must incur an aggregate of $60,000 in exploration expenses on the property over 3 years. The property is subject to a 2% NSR. The Company may purchase 1% of the royalty for $1,000,000.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         d)       Donovan Basin Property Group, Ontario

                  i)       Thompson Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Thompson Property, Ontario. Consideration is $30,000 ($15,000 paid), 150,000 common shares (90,000 issued) and $60,000 in exploration expenditures over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  ii)      Kell Mine Property

                           On March 28, 2005, the Company entered into an option agreement to acquire a 100% interest in the Kell Mine Property, Ontario. Consideration is $30,000 ($15,000 paid), 150,000 common shares (90,000 issued) and $60,000 in exploration expenses over 4 years. The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                  iii)     Hudson Bay Property

                           On June 21, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hudson Bay Silver Mine Property, Ontario. Consideration is $35,000 cash ($20,000 paid), 300,000 common shares
                           (200,000 issued) and $60,000 in exploration expenses over 3 years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000.

         e)       Ajax Property Group, Ontario

                  i)       Ajax Property

                           On June 13, 2005, the Company entered into a purchase and sale agreement to acquire a 100% interest in the Ajax Property, Ontario. Consideration is $80,000 cash
                           (paid) and 300,000 common shares (300,000 issued). The property is subject to a 2% NSR with an option to buy back 1% for $1,000,000.

                           On December 5, 2007, the Company entered into an option agreement with respect to land adjacent to the Ajax Property. Consideration is $1,300,000 in four instalments by June 30, 2009 ($100,000 paid). A NSR of between 3% and 5% is payable. The Company has the option to buy back 2.5% of the NSR for $1,000,000.

                  ii)      Banting Chambers Property

                           On July 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Banting Chambers Property, Ontario. Consideration is $22,500 cash (paid), 150,000 shares (issued) over two years and $110,000 in exploration expenditures over 3 years. A 2% NSR is payable on the property, half of which can be purchased for $500,000.

                  iii)     Strathy Property

                           On July 19, 2005, the Company acquired a 100% interest in 3 claims in the Strathy Township property located in Ontario. Consideration was $20,000 cash
                           (paid). The property is subject to a 1% NSR, which may be purchased for $250,000 at any time.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         e)       Ajax Property Group, Ontario (continued)

                  iv)      Bompas Property

                           On December 9 2005, the Company acquired a 100% interest in 2 claims in the Bompas property. Consideration was $10,000 cash (paid). The property is subject to a 2% NSR, half of which can be purchased for $250,000.

         f)       Mennin Lake Property, Ontario

                  July 28, 2005, as amended on September 12, 2007, the Company entered into an option agreement to acquire a 100% interest in the Mennin Lake Property, Ontario. Consideration is $142,000 ($62,000 paid), 300,000 common shares (150,000 issued) and
                  $160,000 in exploration expenses over 4 years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advanced royalty payments of $15,000 are payable each year.

         g)       Fripp Property, Ontario

                  August 22, 2005, the Company entered into an option agreement to acquire a 100% interest in the Fripp Property, Ontario for $5,000 cash (paid), 100,000 common shares (75,000 issued) payable over 4 years, and $20,000 in exploration by December 31, 2005 (completed). The property is subject to a 1% NSR of which half may be purchased for $500,000.

         h)       Connor Creek Property, British Columbia

                  September 20, 2005, the Company entered into an option agreement with a public company related by common directors to acquire a 50% interest in the Connor Creek Property, located in Nelson Mining Division, British Columbia. Consideration is 400,000 common shares (250,000 issued) and exploration expenditures of $1,000,000 over a 4 year period. If commercial production is reached, an additional 250,000 shares are due to the vendor. During fiscal 2005, $12,500 was paid to the optionor in respect of trenching costs previously incurred.

         i)       Blackstock Property and Oke & Ford Property, Ontario

                  The Blackstock property and the Oke & Ford property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

         j)       Forge Lake Property, Ontario and Otter Pond Property, Ontario

                  i) Agreement with a public company related by common directors to acquire a 50% interest in the Forge Lake property. Consideration is $58,500 payable over three years ($34,000 paid), 40,000 shares of the related company to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. In addition, there is a royalty payable. Costs comprising annual cash payments, paying of taxes and minimum work expenditures will be split 50/50 and the Company will pay a 15% administration fee to the related company.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         j) Forge Lake Property, Ontario and Otter Pond Property, Ontario (continued)

                  ii) Agreement with a public company related by common directors to acquire a 47% interest in the Otter Lake property. Consideration is $158,500 payable over four years ($27,495 paid), 75,000 shares of the related company at the fair market value of the shares as at the time of issuance to be reimbursed by the Company over three years, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of the costs incurred on this property.

         k)       Gould Copper Mine Property, Ontario

                  On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Gould Copper Mine Property, located in the Gould Township, Ontario. Consideration for the Property consists of $50,000 cash ($22,000 paid), 140,000 shares (50,000 issued), and a work commitment of $100,000 over 4 years. There is a 2% NSR payable to the optionor of which half may be purchased for $750,000.

         l)       Hunter Gold Property, Ontario

                  On September 19, 2005, the Company entered into an option agreement to acquire a 100% interest in the Hunter Gold Property, located in Catharine Township, Ontario. Consideration for the property consists of $45,000 cash ($15,000 paid), 250,000 common shares (125,000 issued) and a work commitment of $75,000 over a 3 year period. There is a 2% NSR payable to the optionor of which half may be purchased for $500,000 and an additional 0.5% may be purchased for $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%.

         m)       Chapleau Property, Ontario

                  On October 1, 2005, the Company entered into an acquisition agreement with a public company related by common directors to acquire a 50% working interest in 47,278 acres of prospective kimberlite ground in the Chapleau area of Ontario. The Company agreed to pay for staking or leasing costs estimated to be approximately $150,000 (paid) plus 15% for administration. Upon payment of the acquisition cost, an agreement was formed to perform further exploration work on a pro rata basis plus a 15% administration fee as disclosed in the related party note.

         n)       Willet Property, Ontario

                  On October 12, 2005, the Company entered into an option agreement to acquire a 100% interest in the Willet Property, located in Willet Township, Ontario. Consideration is $30,000 cash ($10,000 paid), 200,000 common shares (100,000 issued), and a work commitment of $75,000 over a 3 year period. There is a 2% NSR payable to the optionor, of which half may be purchased for $1,000,000.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         o)       Savard & Sharpe Property, Ontario

                  On December 8, 2005, the Company entered into an option agreement to acquire a 100% interest in the Savard & Sharpe Property, located in Savard & Sharpe Township, Ontario. Consideration is $175,000 cash over 3 years ($25,000 paid). There is a 2% NSR payable to the optionor, of which half may be purchased for $500,000.

         p)       Horwood Property Group, Ontario

                  i)       Horwood Gold Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Horwood Gold Property, located in Horwood Township, Ontario. Consideration is $50,000 cash ($30,000 paid) and 200,000 common shares (150,000 issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

                  ii)      Horwood Gold 2 Property

                           On January 4, 2006, the Company entered into an agreement to acquire a 100% interest in the Horwood Gold 2 Property, located in Horwood Township, Ontario. Consideration is $6,000 (paid). There is a 2% NSR to the optionor, of which half may be purchased for $500,000.

                  iii)     Labbe Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Labbe Property, located in Horwood Township, Ontario. Consideration is $30,000 cash ($15,000 paid) and 200,000 common shares (100,000 issued) over a 2 year period. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

                  iv)      Ross Windsor Property

                           On January 4, 2006, the Company entered into an option agreement to acquire a 100% interest in the Ross Windsor Property, located in Horwood Township, Ontario. Consideration is $35,000 cash ($10,000 paid) and 175,000 common shares (50,000 issued) over a 3 year period and incur and aggregate of $120,000 in expenditures over 2 years. There is a 3% NSR payable to the optionor, of which 2% may be purchased for $1,000,000.

         q)       East Breccia Property, Ontario

                  On March 1, 2006, the Company entered into an option agreement to acquire a 100% interest in the East Breccia Property, located approximately 65 km north of Saulte Ste. Marie in Nicolet Township, Ontario. Consideration is $142,000 cash ($37,000 paid), 300,000 shares (100,000 issued), and a work commitment of $160,000 over four years. There is a 2% NSR payable to the optionor, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         r)       Keith & Sewell Property Group, Ontario

                  On April 10, 2006, the Company entered into an option agreement to acquire a 100% interest in the Keith and Sewell Property, located in Keith and Sewell Townships, Ontario. Consideration for the Property consists of $90,000 cash payable over 2 years ($51,000 paid), 420,000 shares over 2 years (250,000 issued), and a work commitment of $90,000 over 3 years. There is a 3% NSR payable to the optionor of which two-thirds may be purchased for $1,500,000.

         s)       Anderson Lake, Ontario

                  On June 23, 2006, the Company entered into an option agreement to acquire a 100% interest in the Anderson Lake Property, located in the McTavish Township, Ontario. Consideration for the Property consists of $142,000 cash ($37,000 paid), 300,000 shares (100,000 issued), and a work commitment of $160,000 over 4 years. There is a 3% NSR payable to the optionor, of which two-thirds may be purchased for $1,500,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year.

         t)       Patent Property, Ontario

                  On May 2, 2006, the Company entered into an option agreement to acquire a 100% interest in the Patent Property, located in Sewell and Reeves Townships, Ontario. Consideration for the Property consists of $70,000 cash ($30,000 paid), 250,000 shares (100,000 issued), and a work commitment of $130,000 over 3 years. There is a 3% NSR payable to the optionor, of which two-thirds may be purchased for $1,500,000.

         u)       Morin, Ontario

                  On May 28, 2006, the Company entered into an option agreement to acquire a 100% interest in the Morin Property, located in the Keith Township, Ontario. Consideration for the Property consists of $110,000 cash ($30,000 paid) and 220,000 shares over 3 years (60,000 issued). There is a 3% NSR payable to the optionor, of which half may be purchased for $1,000,000.

         v)       Loveland Property Group, Ontario

                  i) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 1 Property, located in the Byers and Loveland Townships, Ontario. Consideration for the Property consists of $300,000 cash over 5 years ($75,000 paid), 600,000 shares (200,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% NSR payable to the optionor, of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

                           Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         v)       Loveland Property Group, Ontario (continued)

                  ii) On May 18, 2006, the Company entered into an option agreement to acquire a 100% interest in the Loveland 2 Property, located in the Byers, Thorburn and Loveland Townships, Ontario. Consideration for the
                           Property consists of $300,000 payable over 5 years ($75,000 paid), 600,000 shares payable over 5 years (200,000 issued), and a work commitment of $150,000 over 5 years. There is a 3% NSR payable to the optionor of which one-third may be purchased for $1,000,000 and an additional one-third may be purchased for $1,000,000.

                           Commencing 66 months after the date of the agreement, advance royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

         w)       Holloway/Frecheville Property Group, Ontario

                  i) Option agreement to acquire a 100% interest in the Holloway Property, located in Holloway and Frecheville Townships, Ontario. Consideration for the Property consists of $250,000 cash ($25,000 paid) and 500,000 shares over 4 years (100,000 issued). There is a 3% net smelter return payable to the optionor, of which one-third may be purchased for $1,000,000 and at any time an additional one-third for $2,000,000.

                           Commencing 66 months after the date of the agreement, advanced royalty payments of $12,500 are payable every 6 months thereafter, until commercial production commences on the property. A further 100,000 shares will be issued after the completion of a positive feasibility study.

                  ii) Option agreement to acquire a 100% interest in the Holloway 2 Property, located in the Holloway Townships, Ontario. Consideration for the Property consists of $20,000 payable within 10 days of regulatory approval ($20,000 paid) and 200,000 shares payable over 12 months (100,000 issued). There is a 2% net smelter return payable to the optionor.

                  During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Holloway Property Group.

         x)       Chewett Property, Ontario

                  On June 28, 2006, the Company acquired a 100% interest in 6 claims in the Chewett Township property located in Ontario for consideration of $15,000 cash (paid). The property is subject to a 2% NSR, of which half may be purchased for $750,000.

         y)       Gogama Moly Property, Ontario

                  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in Moher Township property, located approximately 58 kilometres southwest of Thunder Bay, Ontario for consideration of $45,000 cash ($10,000 paid) and 200,000 shares payable over 2 years (50,000 issued), and a work commitment of $75,000 over 2 years. The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

3.       MINERAL PROPERTIES (continued)

         z)       Owl Lake Property, Ontario

                  On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario for consideration of $10,000 (10,000 paid) cash and $80,000 in cash or share equivalent based on the average trading price of the Company's share over the previous 10 days from the payment date over two years. The property is subject to a 2% NSR, of which half may be purchased for $500,000.

         aa)      Dale Gold Property, Ontario

                  On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Horwood Township property located in Ontario for consideration of $50,000 cash (15,000 paid) and 300,000 shares payable over 2 years (75,000 issued). The property is subject to a 2% NSR, of which half may be purchased for $1,000,000.

         bb)      Meteor Lake Property, Ontario

                  On March 1, 2007, the Company acquired a 20% interest in the Moffat, Marshay, and Beulah Township property located in Ontario for consideration of $4,000 cash (paid) and cost of 40,000 shares of a public company controlled by an officer of the Company payable over 12 months (20,000 issued and $1,900 reimbursed by the Company). The property is subject to a 1% NSR.

         cc)      McTavish Property and Mine Center Property, Ontario

                  The McTavish property and the Mine Center property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government file

         dd)      Tetagouche Property, New Brunswick

                  On May 6, 2005, the Company entered into an option agreement to acquire a 100% interest in the Tetagouche Property, New Brunswick. Consideration is $40,000 cash ($20,000 paid) and 150,000 common shares (60,000 issued) over 3 years. The property is subject to a 2% NSR with a buy back of 1% for $750,000. This property was terminated in and written off in June 2007.

4.       EXPLORATION ADVANCES

         The Company  advanced $20,000 to a company as at October 31, 2007 (2006
         - $Nil), as a security deposit for the exploration on Silver Claim Property.

5.       RELATED PARTY TRANSACTIONS

         The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

5.       RELATED PARTY TRANSACTIONS (continued)

         a) A private company controlled by a director of the Company was paid $496,615 (2006 - $395,760; 2005 - $137,000) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

         b) During the year, fees for consulting services in the amount of $156,000 (2006 - $236,040; 2005 - $110,155) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. Also, the Company paid $30,477 (2006 - $Nil; 2005 - $Nil) to a public company controlled by an officer of the Company and $522,754 to a public company with common directors for exploration expenditures. At October 31, 2007, $4,240 (2006 - $4,240; 2005
                  - $4,280) was owed to the related parties.

         c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and
                  deferred   $325,932  (2006  -  $282,834;   2005  -  $Nil)  for
                  acquisition and exploration expenses and management fees of $34,414 (2006 - $42,504; 2005 - $Nil) charged by the related company on these properties. At October 31, 2007, $370,989 (2006 - $42,437; 2005 - $Nil) was owed to the related company.

         d)       At October 31, 2007,  there was $62,500  (2006 - $Nil;  2005 -
                  $Nil) due to a director of the Company as a result of an overpayment in relation to a private placement that occurred during the year.

6.       SHARE CAPITAL

         a)       Authorized

                  Unlimited number of common shares without par value

         b)       Private placements

                  Year ended October 31, 2007

                  i) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.15 per share.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         b)       Private placements (continued)

                  Year ended October 31, 2007 (continued)

                  ii) On February 6, 2007, the Company closed a private placement consisting of 1,600,000 flow-through units and 750,000 non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one common share for a period of two years at a price of $0.15 per share.

                  iii) On May 24, 2007, the Company closed a private placement consisting of 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.12 per share in the first year and at a price of $0.15 per share in the second year.

                  iv) On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share for a period of two years at a price of $0.30. The company received $626,250 by October 31, 2007. The outstanding amount of $10,000 was received in November 2007.

                  Year ended October 31, 2006

                  v) On January 18, 2006, the Company closed a private placement consisting of 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) at a price of $0.10 per unit. Each unit comprised one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.10 per share, until January 17, 2008.

                  vi) On May 18, 2006, the Company closed a private placement consisting of 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) at a price of $0.15 per unit. Each unit is comprised of one common share and one non-transferable share purchase warrant. Each warrant entitles the holder to purchase one common share at an exercise price of $0.20 per share, until May 17, 2008.

                  Year ended October 31, 2005

                  vii) During fiscal 2005, the Company issued 500,000 units for cash of $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         b)       Private placements (continued)

                  Year ended October 31, 2005 (continued)

                  viii) During fiscal 2005, the Company issued 1,000,000 units for cash of $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable for a period of 12 months. The Company paid an advisory fee of $12,000 and issued 100,000 warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005. The fair value of the broker warrants has been estimated using the Black-Scholes option pricing model. The assumptions used for the valuation of the respective warrants were: dividend yield 0%, expected volatility 72%, a risk-free interest rate of 3.06% and an expected life of one year. The value assigned to the 100,000 broker warrants was $3,000.

                  ix) During fiscal 2005, the Company issued 1,000,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007. The Company paid a finders fee of $8,550, and other share issue costs of $1,075.

                  x) During fiscal 2005, the Company issued 750,000 units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

                  xi) During fiscal 2005, the Company issued 3,960,000 flow-through units and 8,115,000 non-flow-through units for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common share at an exercise price of $0.10 per share, until October 7, 2007. Subscriptions receivable as at October 31, 2005 of $167,000 were received in February 2006.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         c)       Warrants

                  As  at  October  31,  2007,  there  were  46,849,333  (2006  -
                  38,358,521) warrants outstanding as follows:


                                                       NUMBER OF
                                                        WARRANTS            EXERCISE PRICE
------------------------------------------------- ------------------ --------------------------
Outstanding and exercisable at October 31, 2005        25,055,688
   Warrants exercised                                     (815,000)    $            0.14 & 0.10
   Warrants expired                                     (5,000,000)    $0.30, 0.35, 0.20 & 0.15
   Warrants granted                                     13,467,833     $                   0.20
   Warrants granted                                      5,650,000     $                   0.10
------------------------------------------------- ------------------ --------------------------
Outstanding and exercisable at October 31, 2006         38,358,521
   Warrants expired                                     (6,075,688)    $      0.10, 0.13 & 0.14
   Warrants exercised                                  (15,493,500)    $      0.10, 0.15 & 0.20
   Warrants granted                                     13,965,000     $                   0.15
   Warrants granted                                      2,350,000     $                   0.15
   Warrants granted                                     11,200,000     $                   0.10
   Warrants granted                                      2,545,000     $                   0.30
------------------------------------------------- ------------------ --------------------------
OUTSTANDING AT OCTOBER 31, 2007                         46,849,333
================================================= ==================



           EXPIRY DATE          EXERCISE PRICE         NUMBER OF WARRANTS
-----------------------        ----------------        -------------------

      January 17, 2008                   $0.10                  4,680,000
          May 17, 2008                   $0.20                 13,204,333
     December 21, 2008                   $0.15                 12,945,000
     December 21, 2008                   $0.15                  2,350,000
 May 23, 2008 and 2009         $0.12 and $0.15                 11,125,000
    September 21, 2009                   $0.30                  2,545,000

                  As at October 31, 2007 the weighted average remaining contractual life of the share purchase warrants is 1.35 years and the weighted average exercise price is $0.16 (2006 - $0.14, 2005 - $0.15).

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         d)       Options

                  As  at  October  31,  2007,   there  were  7,509,500  (2006  -
                  5,984,000; 2005 - 2,578,000) options outstanding as follows:

                                                  NUMBER OF OPTIONS    EXERCISE PRICE
------------------------------------------------- ------------------ -------------------
Outstanding and exercisable at October 31, 2005         2,578,000            $     0.13
   Options granted                                      3,406,000            $     0.14
------------------------------------------------- ------------------ -------------------
Outstanding and exercisable at October 31, 2006         5,984,000            $     0.14
   Options granted                                        112,500            $     0.15
   Options granted                                      1,858,000            $     0.12
   Options cancelled                                     (100,000)           $     0.20
   Options exercised                                     (345,000)           $0.10-0.20
------------------------------------------------- ------------------ -------------------
OUTSTANDING AT OCTOBER 31, 2007                         7,509,500
================================================= ==================


        EXPIRY DATE                    EXERCISE PRICE         NUMBER OF OPTIONS
--------------------     -----------------------------       -------------------

  December 18, 2007      (re-priced from $0.23) $0.20                    85,000
      March 2, 2008      (re-priced from $0.25) $0.20                   248,000
      June 16, 2008      (re-priced from $0.30) $0.20                      -
    January 5, 2009      (re-priced from $0.56) $0.20                   380,000
      July 28, 2010                             $0.10                 1,510,000
  November 17, 2010                             $0.10                 1,301,000
   February 2, 2011                             $0.20                   625,000
       July 6, 2011                             $0.15                 1,415,000
   November 3, 2011                             $0.15                   112,500
     April 18, 2012                             $0.12                 1,833,000
                                                             -------------------
                                                                      7,509,500
                                                             ===================


                  NUMBER OF OPTIONS       WEIGHTED AVERAGE          WEIGHTED
                   OUTSTANDING AND     REMAINING CONTRACTUAL    AVERAGE EXERCISE
EXERCISE PRICE       EXERCISABLE            LIFE (YEARS)              PRICE

         $0.10           2,811,000                     2.88         $   0.10
         $0.12           1,833,000                     4.47         $   0.12
         $0.15           1,527,500                     3.71         $   0.15
         $0.20           1,338,000                     1.93         $   0.20
                  ----------------     ---------------------    ----------------
                         7,509,500                     3.27         $   0.13
                  ================     =====================    ================

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

6.       SHARE CAPITAL (continued)

         e)       Escrow shares

                  During the year ended October 31, 2006, the Company cancelled 25,000 common shares previously held in escrow and returned them to treasury.

         f)       Stock based compensation

                  The Company, in accordance with the policies of the TSX Venture Exchange, is authorized to grant options to directors, officers, employees, and consultants to acquire up to 10% of the issued and outstanding common stock.

                  Stock based compensation on options granted in the year amounted to $140,000 (2006 - $286,000; 2005 - $79,000).

                  i) On April 18, 2007, the Company granted 1,858,000 incentive stock options at a price of $0.12 per share, exercisable for a period of five years.

                  ii) On November 3, 2006, the Company granted 112,500 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  iii) On July 6, 2006, the Company granted 1,440,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  iv) On February 2, 2006, the Company granted 635,000 incentive stock options at a price of $0.15 per share, exercisable for a period of five years.

                  v) On November 17, 2005, the Company granted 1,331,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  vi) On July 28, 2005, the Company granted 1,510,000 incentive stock options at a price of $0.10 per share, exercisable for a period of five years.

                  The fair value for options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted average assumptions:

                                          2007            2006           2005
                                     ------------    ------------    -----------

Average risk-free interest rate            4%              4%            3%
Expected life                           3 YEARS         3 years       3 years
Expected volatility                    91% - 95%       94% - 98%        96%
Expected dividends                        NIL             Nil           Nil

                  Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

7.       COMMITMENTS

         a) On September 21, 2006, the Company's shareholders approved a Plan of Arrangement ("the Arrangement") dated August 11, 2006 to reorganize certain of the Company's diamond properties. On September 26, 2006, the final court order approving the
                  Arrangement between the Company and its newly formed subsidiary, Diamondcorp Resources Inc. ("Diamondcorp"), was accepted.

                  On the effective date of the Arrangement yet to be determined, the Company's common shares will be restructured into new common shares and reorganization shares. On the effective date, each shareholder will receive three new common shares and one reorganization share for each three common shares of the Company held on the effective date. Each reorganization share will be exchanged for one Diamondcorp common share such that Diamondcorp will hold all of the reorganization shares. The Company will then redeem all of the reorganization shares and the transfer of the certain mineral properties to Diamondcorp will satisfy the aggregate redemption price.

                  The transferred mineral properties and related obligations in respect of these properties held by the Company will be at their carrying values in consideration for a corresponding number of Diamondcorp shares issued at fair value. In addition as contingent consideration from Diamondcorp, certain of the Company's mineral property agreements contain anti-dilution provisions such that the issue of the Company's shares will also require the issue of Diamondcorp shares on a three to one basis.

                  On the effective date, the exercise price of all outstanding options and warrants will be adjusted and the options and warrants shall be separated so as to be exercisable separately into new common shares and Diamondcorp common shares on the basis that for every three common shares purchasable on exercise of the options and warrants prior to the effective date, the holder thereof will be entitled to purchase, on exercise of options and warrants, three new common shares and separately one Diamondcorp Common Share.

         b) The Company entered into a loan agreement dated August 4, 2006, as extended August 1, 2007, with Diamondcorp and advanced $100,000 for necessary working capital and to meet expenses prior to the effective date. The working capital loan bears interest from the date of each advance to the day of repayment at the rate of 5% per annum with interest being added to the principal on each annual anniversary of the date of advance. The entire working capital loan and interest accrued from such advance shall be repaid in cash on August 2, 2008. The loan remains outstanding pending completion of the Arrangement.

         c) By an agreement dated June 1, 2005, the Company entered into an administrative services agreement with a company controlled by a director and officer as described in the related party note. A management fee was payable at a minimum monthly fee of $35,000, a maximum monthly fee of $45,000 in higher activity periods, and a reimbursement of actual out-of-pocket costs plus 5% for administrative overhead.

         d) At October 31, 2007, the Company was obligated to incur $80,343 (2006 - $1,702,111) in eligible Canadian exploration expenses prior to December 31, 2007 (2006 - December 31, 2006) in order to complete obligations entered into pursuant to flow-through share purchase agreements. The Company has subsequent to the year end met its obligations to incur the required eligible Canadian exploration expenses.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

8.       INCOME TAXES

         A reconciliation of income taxes at statutory rates to the Company's effective income tax expense is as follows:

                                                   2007            2006            2005
                                               -----------     -----------     -----------
Statutory tax rate .........................            34%             34%             35%
                                               -----------     -----------     -----------

Computed tax recovery ......................   $   (80,000)    $(1,437,000)    $  (121,000)
Changes in temporary differences ...........       (33,000)        (26,000)        (21,000)
Unrecognized items for tax purposes ........       117,000       1,215,000          29,000
Benefit of income tax assets recognized (not
 recognized) ...............................    (1,181,276)         24,311          12,000
                                               -----------     -----------     -----------

                                               $(1,177,276)    $  (223,689)    $  (101,000)
                                               ===========     ===========     ===========

         The significant components of the Company's future income tax assets are as follows:

                                                   2007            2006            2005
                                               -----------     -----------     -----------
Exploration and development deductions .....   $  (678,000)   $   584,000    $  (442,000)
Non-capital losses carried forward .........     1,089,000        717,000        437,000
Other temporary differences ................        60,000         60,000
                                                                                  72,000
                                               -----------    -----------    -----------
                                                   483,000      1,361,000         55,000
Valuation allowance ........................      (483,000)    (1,361,000)       (55,000)
                                               -----------    -----------    -----------

                                               $     --       $      --      $      --
                                               ===========    ===========    ===========

         The Company has Canadian non-capital losses carried forward of approximately $3,182,000 (2006 - $2,094,000) that may be available for tax purposes. The potential tax benefits of these losses have not been recognized as realization is not considered more likely than not. The losses expire as follows:

                                   2008       $       49,000
                                   2009       $       70,000
                                   2010       $      277,000
                                   2014       $      319,000
                                   2015       $      349,000
                                   2026       $      950,000
                                   2027       $    1,168,000
                                              ---------------
                                              $    3,182,000
                                              ===============

         The Company has resource pools of approximately $4.4 million (2006 - $3.8 million) available to offset future taxable income. The tax benefit of these amounts is available for carry-forward indefinitely.

         In connection with the issuance of flow-through shares, to date the Company has renounced, to the shareholders, the tax benefits associated with $3,462,575 (2006 - $646,500) in Canadian exploration expenditures incurred. Future income taxes of $1,177,276 (2006 - $223,689; 2005 -
         $101,000) on the exploration expenditures renounced to shareholders were applied against share capital.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

9.       SUBSEQUENT EVENTS

         In addition to information disclosed elsewhere in these notes, the following occurred during the period subsequent to October 31, 2007:

         a) The Company issued 7,385,000 shares for gross proceeds of $918,450 pursuant to the exercise of warrants and options.


         b) The Company issued 375,000 shares with a fair value of $136,250 for mineral properties.

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP")

         These consolidated financial statements have been prepared in accordance with GAAP in Canada that differ in certain material respects from GAAP in the United States ("US"). The major differences between Canadian and US GAAP, which affect the Company's consolidated financial statements, are as follows:

         a)       Mineral property exploration and development

                  Under US GAAP, mineral exploration and development property expenditures are expensed in the year incurred in a development stage company until there is substantial evidence that a commercial body of ore has been located. Canadian GAAP allows resource exploration and development property expenditures to be deferred and capitalized during this process. Accordingly, for US GAAP purposes, for all periods presented, the Company has expensed all land use costs for mineral properties and capitalized exploration costs, which have been incurred by the Company, for which commercially mineable revenues do not exist.

                  Flow-through shares

                  Under Canadian income tax legislation a company is allowed to issue flow-through shares pursuant to which the Company renounces Canadian exploration expenditures to the flow-through share investors for an amount equal to the share issuance price.

                  Under Canadian GAAP, the Company recognizes a future income tax benefit upon the renouncement of these exploration expenditures for the amount of the future tax value of the expenditures renounced. Under U.S. GAAP, the recognition of this future income tax benefit is limited to the extent that the issue price of the flow-through shares exceeds the fair value of the Company's shares on the date that the flow-through shares are sold. This price difference has not been significant and the entire future tax benefit recorded under Canadian GAAP has not been recognized for US GAAP purposes.

                  Prior years' restatements

                  Certain of the prior years' comparative figures in this Canadian to US GAAP reconciliation note for 2006 and 2005 have been restated to correct items arising from the presentation of mineral property exploration and development expenditures including the write-off of mineral properties and the accounting for flow-through share future income tax recovery. As a result of the restatements the loss for 2006 and 2005 under US GAAP increased by $223,689 and $101,000. Basic and diluted loss per share increased from $0.05 to $0.06 for 2006 and there was no change for 2005 as a result of the restatement.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         a)       Mineral property exploration and development (continued)

                  The effects on the Company's consolidated financial statements are summarized below:

                                                   2007           2006           2005
                                               -----------    -----------    -----------
                                                               (restated)     (restated)
CONSOLIDATED STATEMENTS OF OPERATIONS AND
COMPREHENSIVE LOSS

Net loss and comprehensive loss for the
year under:
  Canadian GAAP ............................   $  (234,727)   $(4,197,401)   $  (339,777)
  Add: Mineral property exploration and
     development expenditures ..............    (4,469,687)    (1,818,235)    (1,060,062)
  Less: Write-down of properties ...........       201,627      3,261,819           --
  Add: Flow-through shares future income tax
     benefit not recognized ................    (1,177,276)      (223,689)      (101,000)
                                               -----------    -----------    -----------
Net loss under US GAAP .....................   $(5,680,063)   $(2,977,506)   $(1,500,839)
                                               ===========    ===========    ===========

Loss per share - US GAAP ...................   $     (0.08)   $     (0.06)   $     (0.06)
                                               ===========    ===========    ===========


                                                    2007           2006           2005
                                                -----------    -----------    -----------
                                                               (restated)
CONSOLIDATED STATEMENTS OF CASH FLOWS

Cash flows (used in) operating activities -
  Canadian GAAP .............................   $(1,124,631)   $  (909,962)   $  (372,743)
Exploration advances ........................       (16,615)        (3,385)          --
Mineral exploration costs capitalized in the
  year and not expensed
                                                 (3,538,818)    (1,495,250)      (950,901)
                                                -----------    -----------    -----------
Cash flows (used in) operating activities -
  US GAAP ...................................   $(4,680,064)   $(2,408,597)   $(1,323,644)
                                                ===========    ===========    ===========

Cash flows (used in) investing activities -
  Canadian GAAP .............................   $(3,555,433)   $(1,498,635)   $  (950,901)
Exploration advances ........................        16,615          3,385           --
Mineral  exploration costs capitalized in the
  year and not expensed
                                                  3,538,818      1,495,250        950,901
                                                -----------    -----------    -----------
 Cash flows (used in) investing activities -
  US GAAP ...................................   $      --      $      --      $      --
                                                ===========    ===========    ===========

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

                                           2007           2006           2005
                                       -----------    -----------    -----------
Consolidated Balance Sheets
Assets
Mineral Properties
     Canadian GAAP .................   $ 6,351,417    $ 2,083,357    $ 3,526,941
     Resource property expenditures
      (cumulative) .................    (6,351,417)    (2,083,357)    (3,526,941)
                                       -----------    -----------    -----------

United States GAAP .................   $      --      $      --      $      --
                                       ===========    ===========    ===========

Stockholders' Equity
      Canadian GAAP ................   $ 6,827,569    $ 2,551,093    $ 3,680,628
      Resource property expenditures
       (cumulative) ................    (6,351,417)    (2,083,357)    (3,526,941)
                                       -----------    -----------    -----------
United States GAAP .................   $   476,152    $   467,736    $   153,687
                                       ===========    ===========    ===========

         b)       New accounting pronouncements

                  i) In September 2006, the FASB issued Statement of Financial Accounting Standard ("SFAS") No. 157, FAIR VALUE MEASUREMENTS ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. FAS 157 does not require any new fair value measurements, but provides guidance on how to measure fair value by providing a fair value hierarchy used to classify the source of the information. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Earlier adoption is permitted. The Company has not yet assessed the impact of the adoption of FAS 157 on its overall results of operations, financial position or cash flows.

                  ii) In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities - Including an Amendment of FASB Statement No. 115 ("FAS 159"). FAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. The unrealized gains and losses on items for which the fair value option has been elected will be reported in earnings at each subsequent reporting date. The fair value option: (a) may be applied instrument by instrument, with a few exceptions, such as investments otherwise accounted for by the equity method; (b) is irrevocable (unless a new election date occurs); and (c) is applied only to entire instruments and not to portions of instruments. FAS 159 is effective for fiscal years beginning after November 15, 2007 and for interim periods within those fiscal years. The Company is currently assessing FAS 159 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         b)       New accounting pronouncements (continued)

                  iii) In December 2007, the FASB issued SFAS No. 141(revised 2007), Business Combinations ("FAS 141R"). FAS 141R replaces SFAS No. 141, Business Combinations ("FAS 141"). FAS 141R retains the fundamental requirements in FAS 141 that the acquisition method of accounting (defined in FAS 141 as the purchase method) be used for all business combinations and for an acquirer to be identified for each business combination. FAS 141R requires the acquiring entity in a business combination to recognize the assets acquired and liabilities assumed at the acquisition date. FAS 141R also requires acquisition-related costs to be recognized separately from the business combination. FAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company is currently assessing FAS 141R and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations.

                  iv) In December 2007, the FASB issued SFAS No. 160, Noncontrolling Interests in Consolidated Financial Statements ("FAS 160"). FAS 160 establishes a single method of accounting for changes in a parent's ownership interest in a subsidiary that does not result in deconsolidation. FAS 160 clarifies that all of those transactions are equity transactions if the parent retains its controlling financial interest in the subsidiary. FAS 160 is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. However, FAS 160 shall be applied prospectively as of the beginning of the fiscal year in which it is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented. The Company is currently assessing FAS 160 and has not yet determined the impact that the adoption of this standard will have on its financial position or results of operations

                  The adoption of these new pronouncements is not expected to have a material effect on the Company's consolidated financial position or consolidated results of operations.

                  c)       Cumulative inception to date information

                           Statement of Financial Accounting Standards No. 7, "Accounting and Reporting by Development Stage Enterprises" requires mining companies in the exploration stage to report additional cumulative information from inception. The Company changed its business in the year ended October 31, 2002 and entered the mining exploration business. The following information includes cumulative inception to date information from November 1, 2001. Pre-exploration stage stockholders' deficiency as of October 31, 2001 in the amount of $(86,846), comprised of issued share capital and deficit in the amounts of $3,297,092 (2,309,651 common shares) and $(3,364,696) respectively, have been excluded from the cumulative inception to date information.

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       Cumulative inception to date information (continued)

------------------------------------------------   ----------------------------
CONSOLIDATED BALANCE SHEETS (US GAAP)                 CUMULATIVE AMOUNTS FROM
                                                             INCEPTION
------------------------------------------------   ----------------------------
SHAREHOLDERS' EQUITY (STOCKHOLDERS' EQUITY)          NUMBER OF        SHARE
                                                      SHARES          AMOUNT
                                                   ------------    ------------
SHARE CAPITAL
   Issued for
       Loan bonus ..............................        411,111    $     80,000
       Property acquisition ....................      4,340,000         673,900
      Shares for debt ..........................      5,399,438         681,864
   Issued for cash
       Private placements ......................     76,383,548      10,666,925
       Exercise of options/warrants ............     19,550,500       2,067,200
   Share issuance costs ........................           --          (520,390)
   Fair value of stock options exercised .......           --             7,006
   Cancellation of the escrow shares ...........        (25,000)           (250)
   Share subscriptions receivable ..............           --           (10,000)
                                                   ------------    ------------
                                                    106,059,597      13,646,255
                                                   ============
CONTRIBUTED SURPLUS ............................                        672,244
DEFICIT ACCUMULATED DURING THE EXPLORATION STAGE                    (13,774,743)
                                                                   ------------
                                                                   $    543,756
                                                                   ============


CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS  CUMULATIVE AMOUNTS
(US GAAP)                                                       FROM INCEPTION
------------------------------------------------------------  ------------------
ADMINISTRATIVE EXPENSES
    Amortization ...........................................  $           1,826
    Consulting fees ........................................            764,446
    Financing fees .........................................            112,500
    Interest on debt .......................................             79,933
    Investor relations and promotion .......................            345,985
    Legal and accounting ...................................            341,312
    Management fees ........................................          1,130,375
    Office and miscellaneous ...............................             61,334
    Part XII.6 tax .........................................            118,178
    Regulatory fees ........................................            176,758
    Stock based compensation ...............................            649,000
    Transfer agent fees ....................................             63,522
    Recovery of prior year expenses ........................            (13,478)
OTHER INCOME (EXPENSES)
    Mineral property exploration and development ...........          9,973,853
    Interest income ........................................            (30,801)
                                                              -----------------
NET LOSS AND COMPREHENSIVE LOSS FROM INCEPTION .............  $     (13,774,743)
                                                              =================

AMADOR GOLD CORP.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

OCTOBER 31, 2007 AND 2006

10. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES ("GAAP") (continued)

         c)       Cumulative inception to date information (continued)

----------------------------------------------------------   ------------------
                                                             CUMULATIVE AMOUNTS
STATEMENTS OF CASH FLOWS (US GAAP)                             FROM INCEPTION
----------------------------------------------------------   ------------------
CASH PROVIDED BY (USED FOR)

OPERATING ACTIVITIES
    Net loss and comprehensive loss from inception .......   $      (13,774,743)
    Add items not affecting cash:
       Amortization ......................................                1,826
       Shares issued for financing and management fees ...              199,364
       Shares and options issued for mineral properties ..              700,900
       Stock based compensation ..........................              649,000
       Other assets written off ..........................                  101
    Change in non-cash operating assets and liabilities ..              553,704
                                                             ------------------
                                                                    (11,445,073)
                                                             ------------------
FINANCING ACTIVITIES
   Loans received ........................................              712,500
   Repayment of loans ....................................             (150,000)
   Issuance of share capital .............................           12,724,125
   Share issuance costs ..................................             (517,390)
                                                             ------------------
                                                                     12,478,115
                                                             ------------------
INVESTING ACTIVITY
   Purchase of equipment .................................               (1,826)
                                                             ------------------

NET INCREASE IN CASH AND CASH EQUIVALENTS ................   $        1,097,561
                                                             ==================

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2007
--------------------------------------------------------------------------------



                             RED LAKE     SILVERSTRIKE     DONOVAN          AJAX         MENNIN
                              GROUP          GROUP          BASIN          GROUP          LAKE           FRIPP
                             ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     81,880   $     84,517   $    120,460   $    163,553   $     45,000   $     19,472
  Staking costs ........         16,554         17,482           --            2,145          6,715           --
  Option payments cash .         38,000         40,000         20,000         10,000         25,000           --
  Option payments shares         12,000         36,700         35,900         13,000         13,000          7,375
  Finder's fees cash ...           --             --             --             --             --             --
  Write-off ............           --             --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........        148,434        178,699        176,360        188,698         89,715         26,847
                           ------------   ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........         51,804         86,813         31,694        125,975         25,169         40,517
  Consulting ...........            600         31,155           --           35,356            816           --
  Drilling .............           --          675,685         34,284           --             --             --
  Geological ...........          7,476         11,778         18,526          8,351         74,831          1,200
  Line cutting .........         22,400         26,830         27,030           --             --             --
  Mapping and sampling .         10,286         76,218         24,059          8,608         72,946           --
  Miscellaneous ........           --              600            300           --             --              300
  Management fee/adm. ..           --             --             --             --             --             --
  Surveying ............        133,304         84,753         55,451         18,053           --             --
  Write-off ............           --             --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------   ------------
Closing balance ........        225,870        993,832        191,344        196,343        173,762         42,017
                           ------------   ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ...   $    374,304   $  1,172,531   $    367,704   $    385,041   $    263,477   $     68,864
                           ============   ============   ============   ============   ============   ============


                              CONNOR
                              CREEK                       OKE & FORD                    OTTER POND
                             BRITISH       BLACKSTOCK      PROPERTY      FORGE LAKE      PROPERTY
                             COLUMBIA        ONTARIO       ONTARIO         ONTARIO        ONTARIO
                           ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance ........   $     18,000   $     15,840   $    134,300   $     34,000   $     27,495
  Staking costs ........           --             --             --             --             --
  Option payments cash .           --             --             --            3,628          6,047
  Option payments shares          4,500           --             --             --             --
  Finder's fees cash ...           --             --             --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........         22,500         15,840        134,300         37,628         33,542
                           ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance ........         59,517           --             --            5,100          4,124
  Consulting ...........          2,293           --             --             --             --
  Drilling .............        305,700           --             --             --             --
  Geological ...........         16,064           --             --             --             --
  Line cutting .........           --             --             --             --             --
  Mapping and sampling .        115,096           --             --             --             --
  Miscellaneous ........            200           --             --             --             --
  Management fee/adm. ..         56,644           --             --              547            907
  Surveying ............           --           29,655           --             --             --
  Write-off ............           --             --             --             --             --
                           ------------   ------------   ------------   ------------   ------------
Closing balance ........        555,514         29,655           --            5,647          5,031
                           ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ...   $     78,014   $     45,495   $    134,300   $     43,275   $     38,573
                           ============   ============   ============   ============   ============

                                GOULD         HUNTER                                       SHARPE &
                                COPPER         GOLD         CHAPLEAU        WILLET         SAVARD
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     25,715   $     20,805   $    168,266   $     11,000   $     10,000
   Staking costs ........           --             --           32,578           --            1,625
   Option payments cash .         10,000          5,000         94,131          5,000         15,000
   Option payments shares          7,750          4,750           --            6,500           --
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         43,465         30,555        294,975         22,500         26,625
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........          4,118          1,219        157,071          1,220           --
   Consulting ...........          1,384           --            3,526           --             --
   Drilling .............           --             --             --             --             --
   Geological ...........         35,347           --           52,554           --             --
   Line cutting .........          8,999           --           33,595           --             --
   Mapping and sampling .          3,236           --          115,343          8,750           --
   Miscellaneous ........            300            600          8,305            300           --
   Management fee/adm. ..           --             --           34,431           --             --
   Surveying ............          7,364           --             --             --           27,475
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         60,748          1,819        404,825         10,270         27,475
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $    104,213   $     32,374   $    699,800   $     32,770   $     54,100
                            ============   ============   ============   ============   ============


                                               EAST          KEITH &        ANDERSON
                               HORWOOD       BREACCIA        SEWELL           LAKE          PATENT
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     59,025   $     34,670   $     48,032   $     27,950   $     34,000
   Staking costs ........         33,680           --            1,165           --             --
   Option payments cash .         30,000         25,000         30,500         25,000         15,000
   Option payments shares         20,000         15,500         33,600         12,000         12,000
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        142,705         75,170        113,297         64,950         61,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........          2,071          3,370         26,875          1,210            838
   Consulting ...........          6,030          3,224            225           --               40
   Drilling .............         43,707           --           16,940           --             --
   Geological ...........         81,779         25,668          2,495         12,580           --
   Line cutting .........         48,760           --            2,981           --             --
   Mapping and sampling .        161,613         25,119          1,743            604             80
   Miscellaneous ........            568            300           --             --             --
   Management fee/adm. ..          2,191           --             --             --             --
   Surveying ............        535,633           --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........        882,352         57,681         51,259         14,394            958
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $  1,025,057   $    132,851   $    164,556   $     79,344   $     61,958
                            ============   ============   ============   ============   ============

                                                             HOLLOWAY
                                             LOVELAND       FRECHEVILLE                      GOGAMA
                                MORIN        PROPERTY        PROPERTY         CHEWETT         MOLY
                              PROPERTY         GROUP           GROUP         PROPERTY       PROPERTY
                               ONTARIO        ONTARIO         ONTARI0         ONTARIO        ONTARIO
                            ------------   ------------    ------------    ------------   ------------
ACQUISITION COSTS
Opening balance .........   $     15,000   $     92,000    $       --      $     19,680   $       --
   Staking costs ........           --            6,400            --              --             --
   Option payments cash .         20,000        100,591            --              --           10,000
   Option payments shares          9,600         48,000            --              --            6,500
   Finder's fees cash ...           --             --              --              --             --
   Write-off ............           --             --              --              --             --
                            ------------   ------------    ------------    ------------   ------------
Closing balance .........         44,600        246,991            --            19,680         16,500
                            ------------   ------------    ------------    ------------   ------------

DEFERRED EXPLORATION
Opening balance .........            751          2,568            --              --             --
   Consulting ...........           --            2,250           3,533            --             --
   Drilling .............           --            5,756          43,540            --             --
   Geological ...........           --           13,264           1,500            --             --
   Line cutting .........           --           17,435            --              --             --
   Mapping and sampling .             80           --             2,503            --             --
   Miscellaneous ........           --              696            --              --              940
   Management fee/adm. ..           --             --              --              --             --
   Surveying ............           --           26,218            --            21,592           --
                                    --             --           (51,076)           --             --
                            ------------   ------------    ------------    ------------   ------------
Closing balance .........            831         68,187            --            21,592            940
                            ------------   ------------    ------------    ------------   ------------
BALANCE, END OF YEAR ....   $     45,431   $    315,178    $       --      $     41,272   $     17,440
                            ============   ============    ============    ============   ============


                                            DALE GOLD      METEOR LAKE     MCTAVISH      MINE CENTER
                              OWL LAKE       PROPERTY       PROPERTY       PROPERTY       PROPERTY
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $       --     $       --     $       --     $       --     $       --
   Staking costs ........           --             --            9,481          2,640          2,340
   Option payments cash .         10,000         15,000          5,900           --             --
   Option payments shares           --           10,500           --             --             --
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         10,000         25,500         15,381          2,640          2,340
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --             --
   Consulting ...........           --             --             --             --             --
   Drilling .............           --             --            1,190           --             --
   Geological ...........           --             --            4,997           --             --
   Line cutting .........           --             --            6,115           --             --
   Mapping and sampling .           --               40          2,800           --             --
   Miscellaneous ........           --              600           --             --             --
   Management fee/adm. ..            900           --             --             --             --
   Surveying ............           --             --             --             --             --
                                    --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........            900            640         15,102           --             --
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     10,900   $     26,140   $     30,483   $      2,640   $      2,340
                            ============   ============   ============   ============   ============

                                                   TETAGOUCHE
                                                       NEW
                                                    BRUNSWICK         TOTAL
                                                  ------------     ------------

ACQUISITION COSTS
Opening balance ..............................    $     24,500     $  1,335,160
  Staking costs ..............................            --            133,307
  Option payments cash .......................            --            558,297
  Option payments shares .....................            --            309,175
  Finder's fees cash .........................            --               --
  Write-off ..................................         (24,500)         (24,500)
                                                  ------------     ------------
Closing balance ..............................            --          2,311,439
                                                  ------------     ------------

DEFERRED EXPLORATION
Opening balance ..............................         116,173          748,197
  Consulting .................................            --             90,432
  Drilling ...................................          19,587        1,146,388
  Geological .................................           7,994          376,402
  Line cutting ...............................            --            194,144
  Mapping and sampling .......................           1,529          631,644
  Miscellaneous ..............................              12           13,325
  Management fee/adm. ........................         (19,244)          77,072
  Surveying ..................................            --            939,501
  Write-off ..................................        (126,051)        (177,127)
                                                  ------------     ------------
Closing balance ..............................            --          4,039,978
                                                  ------------     ------------
BALANCE, END OF YEAR .........................    $       --       $  6,351,417
                                                  ============     ============

--------------------------------------------------------------------------------
AMADOR GOLD CORP.
SCHEDULE OF MINERAL PROPERTY EXPENDITURES
--------------------------------------------------------------------------------

FOR THE YEAR ENDED OCTOBER 31, 2006
--------------------------------------------------------------------------------


                                              RED LAKE     SILVERSTRIKE      DONOVAN         AJAX          MENNIN
                            KENORA GROUP       GROUP          GROUP           BASIN          GROUP          LAKE
                               ONTARIO        ONTARIO        ONTARIO         ONTARIO        ONTARIO       ONTARIO
                            ------------    ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $  1,262,157    $     42,000   $     41,182   $     24,600   $    135,568   $     16,000
  Staking costs .........          2,701           2,880          2,785         71,260          5,985           --
  Option payments cash ..         15,000          27,000         30,000         15,000         17,500         25,000
  Option payments shares           5,000          10,000         10,550          9,600          4,500          4,000
  Finder's fees cash ....            168            --             --             --             --             --
  Write-off .............     (1,285,026)           --             --             --             --             --
                            ------------    ------------   ------------   ------------   ------------   ------------
Closing balance .........           --            81,880         84,517        120,460        163,553         45,000
                            ------------    ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........      1,739,824            --             --              600         94,150          8,547
  Consulting ............          8,894            --           12,645         13,058          1,400           --
  Drilling ..............           --              --             --             --             --             --
  Geological ............           --             3,566            500           --             --             --
  Line cutting ..........           --            45,550         12,005         17,970          4,496          7,736
  Mapping and sampling ..           --              --             --             --            1,930           --
  Miscellaneous .........            999            --              122             66            570             51
  Management fee ........           --              --              141           --              212           --
  Surveying .............           --             2,688         61,400           --           23,217          8,835
  Write-off .............     (1,749,717)           --             --             --             --             --
                            ------------    ------------   ------------   ------------   ------------   ------------
Closing balance .........           --            51,804         86,813         31,694        125,975         25,169
                            ------------    ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $       --      $    133,684   $    171,330   $    152,154   $    289,528   $     70,169
                            ============    ============   ============   ============   ============   ============


                                           CONNOR CREEK                   OKE & FORD
                                FRIPP         BRITISH      BLACKSTOCK      PROPERTY      FORGE LAKE
                               ONTARIO       COLUMBIA        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $      8,787   $       --     $       --     $       --     $       --
  Staking costs .........          7,560           --           15,840        134,300           --
  Option payments cash ..           --             --             --             --           34,000
  Option payments shares           3,125         18,000           --             --             --
  Finder's fees cash ....           --             --             --             --             --
  Write-off .............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         19,472         18,000         15,840        134,300         34,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --           12,500           --             --             --
  Consulting ............          5,400         46,237           --             --             --
  Drilling ..............           --             --             --             --             --
  Geological ............           --             --             --             --             --
  Line cutting ..........           --             --             --             --             --
  Mapping and sampling ..            820           --             --             --             --
  Miscellaneous .........            932            780           --             --             --
  Management fee ........             60           --             --             --            5,100
  Surveying .............         33,305           --             --             --             --
  Write-off .............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         40,517         59,517           --             --            5,100
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     59,989   $     77,517   $     15,840   $    134,300   $     39,100
                            ============   ============   ============   ============   ============

                             OTTER POND                      HUNTER
                              PROPERTY     GOULD COPPER       GOLD         CHAPLEAU        WILLET
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
  Opening balance .......   $       --     $       --     $      1,800   $        475   $       --
   Staking costs ........           --           11,340          1,880        159,406           --
   Option payments cash .         27,495         12,000         10,000          8,385          5,000
   Option payments shares           --            2,375          7,125           --            6,000
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         27,495         25,715         20,805        168,266         11,000
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --             --
   Consulting ...........           --             --             --            7,228           --
   Drilling .............           --             --             --           16,857           --
   Geological ...........           --            3,150           --           54,169           --
   Line cutting .........           --             --             --            9,155           --
   Mapping and sampling .           --             --             --           26,058           --
   Miscellaneous ........           --              968          1,219           --            1,220
   Management fee .......          4,124           --             --           42,504           --
   Surveying ............           --             --             --            1,100           --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........          4,124          4,118          1,219        157,071          1,220
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     31,619   $     29,833   $     22,024   $    325,337   $     12,220
                            ============   ============   ============   ============   ============


                               SHARPE &                        EAST         KEITH &        ANDERSON
                               SAVARD         HORWOOD        BREACCIA        SEWELL          LAKE
                               ONTARIO        ONTARIO        ONTARIO        ONTARIO        ONTARIO
                            ------------   ------------   ------------   ------------   ------------
ACQUISITION COSTS
  Opening balance .......   $       --     $       --     $       --     $       --     $       --
   Staking costs ........           --              900         15,170          7,232          7,700
   Option payments cash .         10,000         31,000         12,000         21,000         12,000
   Option payments shares           --           27,125          7,500         19,800          8,250
   Finder's fees cash ...           --             --             --             --             --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........         10,000         59,025         34,670         48,032         27,950
                            ------------   ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --             --
   Consulting ...........           --             --             --             --             --
   Drilling .............           --             --             --             --             --
   Geological ...........           --             --            2,000           --             --
   Line cutting .........           --             --             --           17,962           --
   Mapping and sampling .           --             --             --             --             --
   Miscellaneous ........           --            2,071          1,070            951          1,210
   Management fee .......           --             --              300           --             --
   Surveying ............           --             --             --            7,962           --
   Write-off ............           --             --             --             --             --
                            ------------   ------------   ------------   ------------   ------------
Closing balance .........           --            2,071          3,370         26,875          1,210
                            ------------   ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     10,000   $     61,096   $     38,040   $     74,907   $     29,160
                            ============   ============   ============   ============   ============

                                                                            HOLLOWAY
                                                            LOVELAND       FRECHEVILLE
                                               MORIN        PROPERTY        PROPERTY
                               PATENT        PROPERTY         GROUP           GROUP
                               ONTARIO        ONTARIO        ONTARIO         ONTARI0
                            ------------   ------------   ------------   ------------
ACQUISITION COSTS
Opening balance .........   $       --     $       --     $       --     $       --
   Staking costs ........          5,500          1,500           --             --
   Option payments cash .         15,000         10,000         50,000         45,000
   Option payments shares         13,500          3,500         42,000         42,000
   Finder's fees cash ...           --             --             --             --
   Write-off ............           --             --             --          (87,000)
                            ------------   ------------   ------------   ------------
Closing balance .........         34,000         15,000         92,000           --
                            ------------   ------------   ------------   ------------

DEFERRED EXPLORATION
Opening balance .........           --             --             --             --
   Consulting ...........           --             --             --              502
   Drilling .............           --             --             --             --
   Geological ...........           --             --              550           --
   Line cutting .........           --             --             --            3,310
   Mapping and sampling .           --             --             --             --
   Miscellaneous ........            838            751          1,935          1,428
   Management fee .......           --             --               83           --
   Surveying ............           --             --             --           22,125
   Write-off ............           --             --             --          (27,365)
                            ------------   ------------   ------------   ------------
Closing balance .........            838            751          2,568           --
                            ------------   ------------   ------------   ------------
BALANCE, END OF YEAR ....   $     34,838   $     15,751   $     94,568   $       --
                            ============   ============   ============   ============


                               CHEWETT                      TETAGOUCHE
                              PROPERTY        MAGNUM           NEW
                               ONTARIO        ONTARIO       BRUNSWICK          TOTAL
                            ------------   ------------    ------------    ------------
ACQUISITION COSTS
Opening balance .........   $       --     $     74,000    $     12,250    $  1,618,819
   Staking costs ........          4,680           --              --           458,619
   Option payments cash .         15,000           --            10,000         457,380
   Option payments shares           --             --             2,250         246,200
   Finder's fees cash ...           --             --              --               168
   Write-off ............           --          (74,000)           --        (1,446,026)
                            ------------   ------------    ------------    ------------
Closing balance .........         19,680           --            24,500       1,335,160
                            ------------   ------------    ------------    ------------

DEFERRED EXPLORATION
Opening balance .........           --           40,392          12,109       1,908,122
   Consulting ...........           --             --            13,214         108,578
   Drilling .............           --             --            61,530          78,387
   Geological ...........           --           (1,680)          7,365          69,620
   Line cutting .........           --             --              --           118,184
   Mapping and sampling .           --             --             2,345          31,153
   Miscellaneous ........           --             --           (10,500)          6,681
   Management fee .......           --             --              --            52,524
   Surveying ............           --             --            30,110         190,742
   Write-off ............           --          (38,712)           --        (1,815,794)
                            ------------   ------------    ------------    ------------
Closing balance .........           --             --           116,173         748,197
                            ------------   ------------    ------------    ------------
BALANCE, END OF YEAR ....   $     19,680   $       --      $    140,673    $  2,083,357
                            ============   ============    ============    ============

                                                                      Document 4



                                AMADOR GOLD CORP.
                           ("AMADOR" OR THE "COMPANY")

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                                  FORM 51-102F1
                       FOR THE YEAR ENDED OCTOBER 31, 2007

INTRODUCTION

The following management discussion and analysis has been prepared as of February 19, 2008. The selected financial information set out below, and certain comments which follow, are based on and derived from the audited consolidated financial statements of AMADOR GOLD CORP. (the "Company" or "Amador") for the year ended October 31, 2007 and should be read in conjunction with them. These financial statements have been prepared in accordance with Canadian generally accepted accounting principles and all numbers are reported in Canadian dollars.

Additional information related to the Company can be found on SEDAR at www.sedar.com and on the Company's website at www.amadorgoldcorp.com.

FORWARD LOOKING INFORMATION

Certain statements contained in the following Management's Discussion and Analysis constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from actual future results and achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. Readers are also advised to consider such forward-looking statements while considering the risks set forth below.

DESCRIPTION OF BUSINESS/INTRODUCTION

Amador is a Canadian listed public company with its shares traded on the TSX Venture Exchange (the "Exchange") under the symbol "AGX" as a Tier 2 company. The Company is also a Securities & Exchange Commission ("SEC") reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

Amador is a junior mining exploration company with no revenues from mineral producing operations. Its assets consist of Canadian mineral properties, cash and cash equivalents, accounts receivable, prepaid expenses and, exploration advances. Activities include acquiring mineral properties and conducting exploration programs. The Company funds its operations through the sale of shares of the Company. The mineral exploration business is very high risk and most exploration projects will not become mines. The Company may offer to a major mining company the opportunity to acquire an interest in a property in return for funding by the major mining company, of all or part of the exploration and development of the property. For the funding of property acquisitions and exploration that the Company conducts, the Company does not use long term debt. Rather, it depends on the issue of shares from the treasury to investors. Such stock issues in turn depend on numerous factors, important among which are a positive mineral exploration climate, position stock market conditions, a company's track record and the experience of management.

RISKS AND UNCERTAINTIES:

The Company's business is highly uncertain and risky by its very nature. The two most significant risks for the Company are:

1)       The chances of finding an economic ore body are extremely small;

2) The junior resource market, where the Company raises funds, is extremely volatile and there is no guarantee that the Company will be able to raise funds as it requires them.

Other risk factors include the establishment of undisputed title to mineral properties, environmental concerns and the obtaining of governmental permits and licenses when required. Success is totally dependent upon the knowledge and expertise of management and employees and their ability to identify and advance attractive exploration projects and targets from grass roots to more advanced stages. The Company is fortunate to have attracted highly qualified individuals with superior track records through a number of exploration successes.

Regulatory standards continue to change, making the review process longer, more complex and therefore more expensive. Even if an ore body is discovered, there is no assurance that it will ever reach production. While it is impossible to eliminate all of the risks associated with exploration and mining, it is management's intention to manage its affairs, to the extent possible, to ensure that the Company's assets are protected and that its efforts will result in increased shareholder value.

OVERALL PERFORMANCE

The Company has a portfolio of properties at the grass roots stage of development. Preliminary work will be completed on the properties and, based on results, work programs will be developed in order to further explore these properties. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

PROPERTIES

RED LAKE PROPERTY GROUP

A.       TODD TOWNSHIP PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in 5 claim units covering 200 acres in the old Fahrenheit / Golden Arm Mines Ltd. patents located about 22 kilometers west of the Red Lake Mine. Consideration is, over a 4-year period, to pay $69,000 ($39,000 paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% net smelter royalty ("NSR") with the Company given the right to purchase 1% of the NSR for $600,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property lies within the Pipestone Bay - St. Paul Bay Deformation Zone, a prominent structural feature characterized by pervasive iron carbonate alteration. The Mount Jamie, Rowan Lake and Red Crest deposits are located in the immediate vicinity of the Todd Property and all are spatially associated with the Pipestone Bay - St. Paul Bay Deformation Zone. The property is underlain by a varied assemblage of east-west striking mafic volcanic flows, metasedimentary rocks and chert-magnetite iron formation. Trenches established in the 1930's exposed quartz veins hosted within iron formation.

A grid has been established over the property and numerous VLF EM and magnetic anomalies have been identified for follow-up by prospecting and geochem prior to trenching or drilling.

B.       MASKOOTCH LAKE PROPERTY, ONTARIO

On June 23, 2004, the Company acquired an option to earn a 100% interest in approximately 32 claim units covering 1,280 acres in the Birch-Uchi Confederation Lakes belt located 85 kilometers east of Red Lake, Ontario, known as the Maskootch Lake property. Consideration is, over a 4-year period, to pay $88,000 ($48,000 paid) and issue 100,000 common shares of the Company (issued). In addition, the property is subject to a 2% NSR with the Company given the right to purchase 1% of the NSR for $1,000,000. The agreement was accepted for filing by the Exchange on July 13, 2004.

The property is situated 20 kilometers southeast of the past-producing South Bay Mine. The South Bay copper-zinc-silver massive sulphide deposit produced 1.6 million tons of ore with an average grade of 1.8% Cu, 11.06% Zn and 2.12 ounces silver per ton. The Maskootch Lake property covers a geologic environment permissive for the discovery of volcanogenic massive sulphide and precious metal mineralization. A number of co-incident

Horizontal Loop EM and magnetic anomalies remain untested from the initial work carried out by St Joseph Explorations Ltd., Noranda Exploration Company Ltd. and Getty Canadian Metals Ltd. from the late 1970's to the mid 1980's. The north arm of a tightly folded sequence of sericitized, intermediate to felsic pyroclastic rocks and sulphide facies iron formation has been traced by airborne and ground follow-up geophysics and mechanical stripping and trenching over a strike length of 2.5 kilometers. Stripped outcrops southeast of Maskootch Lake has exposed synvolcanic, amphibole-garnet-magnetite alteration identified as autoclastic breccia and strong gossanous alteration reflecting widespread chalcopyrite, pyrrhotite and pyrite mineralization. The mineralization occurs across widths of up to 20 meters over a 200 meter strike length.

A grid has been established over the property and strong VLF EM and magnetic anomalies appear to coincide with existing mineralized showings. The main anomaly is over 800 metres long, trends under a lake to the west and may be folded to the east where a large 300m by 300m anomaly occurs at what might be the nose of the fold. The grid was extended over the lake in the winter followed by magnetometer and induced Polarization (IP) Surveys.

During the spring of 2007, the Company staked an additional 406 claim units (1624 hectares, or 4011 acres) and completed a 760 km VTEM airborne survey. This work was initiated based on a review of the ground geophysical data in conjunction with local and regional showings and geology. The new land package covers a large area with volcanogenic massive sulphide and gold mineralization potential. Initial prospecting of the entire land package will commence when results of the VTEM survey are received. Prospecting and geochem sampling are also planned for the gridded area prior to trenching or drilling.

SILVER PROPERTIES, ONTARIO

A.       SILVER STRIKE PROPERTY

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silver Strike Property located in the northwestern corner of James Township, Ontario. Consideration is, over a 4-year period, to pay $50,000 ($30,000 paid), issue 150,000 common shares of the Company (90,000 issued) and incur an aggregate of $80,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silver Strike Property comprises 256 hectares. The Property is made up of a number of old workings with four shafts being found dating back to the early 20th Century. Previous work has consisted of limited prospecting with interesting copper, silver, nickel and cobalt mineralization being found. The Silver Strike Property is easily accessed by vehicle.

Compilation of historical data has identified the preferred orientation of silver vein systems on the property. A grid was established over part of the property followed by an Induced Polarization (IP) geophysical survey. The next step will be to complete a soil geochemical survey over the grid followed by trenching or drilling.

B.       SILVERCLAIM PROPERTY

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Silver Claim Property located in the Mickle Township, northern Ontario. Consideration is, over a 4-year period, to pay $150,000 ($50,000 paid), issue 200,000 common shares of the Company (150,000 issued) and incur an aggregate of $200,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Silverclaim Property comprises 256 hectares. The Property has been extensively worked and is a system of parallel veins with high grade mineralization. In 1980, ENR Partnership and Silver Lake Resources Inc. completed 7,338 feet of surface diamond drilling and in 1982, 18,230 feet of diamond drilling was completed by Silver Lake Resources Inc.

In 1983, Teck Corporation, Silver Lake Resources Inc. and Lacana Mining Corporation completed a 1,049 foot ramp decline and 3,822 feet of underground drilling. A bulk sample weighing 7.5 tons was taken from the floor of the ramp for 15 feet long and 6 feet wide and assayed 11.277 ounces silver per ton. Also in 1983 a bulk sample weighing 10.3 tons was taken from a 20 foot length and 4 foot width of the vein and assayed 14.390 ounces silver per ton. 110 feet west of the decline a 30 foot drift was driven north on a vein. A bulk sample weighing 624 pounds from a 3 foot wide and 4 foot high section assayed 18.075 ounces silver per ton. This vein was projected north for more than 500 feet. In 1984 Teck carried out 6,600 feet of drilling south of the ramp with several of the holes hitting high grade narrow veins.

Limited work has been carried out since 1984, partly due to the Temagami Land Caution and partly due to a consolidation of the land position in the area. The Silverclaim Property covers the majority of the known silver showings in the area and recent prospecting has identified a number of other untested parallel veins. Compilation of historical data followed by ground work will be undertaken prior to trenching, drilling and/or additional bulk sampling to further delineate and expand existing silver resources on the Property.

Compilation of historical data has identified the preferred orientation of silver vein systems and a massive copper sulphide vein on the property. An initial grid with Induced Polarization (IP) survey has been completed.

A drill program was completed during the 2007 field season. Drilling tested historical silver workings and their strike extensions. Drilling has encountered strong structures on strike with historical workings that locally contain high grade silver (Ag) mineralization such as 506 g Ag/tonne over 2.32m drilled width (hole AGSC07-12), or disseminated lower grade silver over wider drilled widths, such as 63g Ag/tonne over 11.03m (hole AGSC07-07).

Twenty-three holes were drilled to test structures in 4 separate areas. Drill holes are summarized below. Area 4 had the most interesting results. Assays are pending for some of the samples and holes.

AREA 1

Hole AGSC07-01 was drilled beneath a surface trench copper (Cu) vein showing. Anomalous copper values were intersected ranging from 0.14% Cu over 0.30m to 0.46% Cu over 2.18m.

AREA 2

Hole AGSC07-02 was drilled to reproduce an historical hole with significant silver values to the north of the 1049 foot ramp decline and exploratory workings that Teck Corporation completed in 1983. The most significant intersection was 158g Ag/tonne over 1.35m drilled width.

AREA 3

Holes AGSC07-03, 04, 05, and 15 to18 were drilled to test the down-dip and strike extension of silver mineralization in the vicinity of historical underground workings. Assays are pending.

AREA 4

Holes AGSC07-06, 07, 08, 12, 13, 14, 19, 20, 21 were short holes designed to test to the north of an historical surface trench. Holes AGSC07-09, 10 and 11 tested beneath this trench. Most holes intersected a strong structure with calcite veining and wall rock alteration. Silver occurs within veins and the adjacent wall rock

The following table lists silver results received to date. Samples were sent to Expert Laboratory for Atomic Absorption (AA) and ICP analysis. Results are pending for holes AGSC07- 14, 19, and 20.

Metallic assays are also pending for higher grade silver sections of the veins. Metallic assaying is required when the core is expected to have a strong nugget effect due to the presence of visible native silver.

  HOLE                   LOCATION                   SILVER GRADE DRILLED WIDTH
---------   -----------------------------------   ------------------------------
AGSC07-06   Drilled to test 15m north of an       31 g /t over 3.06m.
            historical trench (Az 180 deg)        A 0.42 m pulp metallic assay
                                                  is pending for part of this
                                                  section.
---------   -----------------------------------   ------------------------------
AGSC07-07   Drilled on section under hole 6       63 g/t 11.03m
                                                  A 0.37  m pulp  metallic assay
                                                  is pending for part of this
                                                  section.
---------   -----------------------------------   ------------------------------
AGSC07-08   Drilled on section under hole 7       56 g/t over 0.97m
---------   -----------------------------------   ------------------------------
AGSC07-09   Drilled to test under the             13g/t over 0.23m
            historical trench
---------   -----------------------------------   ------------------------------

---------   -----------------------------------   ------------------------------
AGSC07-10   Drilled on section under hole 9       191g/t over 2.58m
                                                  A 0.32 m pulp metallic assay
                                                  interval is pending for part
                                                  of this section.
---------   -----------------------------------   ------------------------------
AGSC07-11   Drilled on section under hole 10      6g Ag/tonne over 0.43m
---------   -----------------------------------   ------------------------------
AGSC07-12   Drilled 15 m north of hole 6 (Az      506 g Ag/tonne over 2.32m
            180 deg)
---------   -----------------------------------   ------------------------------
AGSC07-13   Drilled on section under hole 12      48 g/t over 1.60m
                                                  (includes 141g/t over 0.34m)
---------   -----------------------------------   ------------------------------
AGSC07-21   Drilled 75 m north of hole 12 and     58 g/t over 11.01 m
            13 (Az 180 deg)                       A 0.31 m metallic assay is
                                                  pending for part of this
                                                  section
---------   -----------------------------------   ------------------------------

Most of the holes intersected a strong structure containing silver. There is no historical record or evidence that the area drilled was ever worked or even discovered by early explorers. Five of the 9 holes with results received to date have intersected high grade silver veins close to surface. In addition, some holes have intersected wide zones of lower grade silver within wall rock adjoining the veins.

The purpose of this drilling is two fold. One is to test the strike extension of historical workings. This has been successful. The other purpose is to get back ground data on silver bearing structures in the area. This data will be used to help interpret results of VTEM airborne surveys that will be flown on Amador's Silverclaim, Silverstrike and Donovan Basin Silver Properties in the Elk Lake and Gowganda Silver Camps in the next few months.

Doug Robinson, P.Eng, is a qualified person for the purposes of National Instrument 43-101for this project.

C.       CAPITOL SILVER PROPERTY

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Capitol Silver Mine property, located approximately 4 km northeast of Gowganda, Ontario. Consideration is, over a 3-year period, to pay $35,000 ($20,000 paid), issue 350,000 common shares of the Company (200,000 issued) and incur an aggregate of $60,000 in exploration expenses over three years. There is a 2% NSR of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on September 22, 2005.

High grade nickel, cobalt and silver veins were first discovered on the Capital Silver Property in 1908. The veins were mined during the late 1930's and the latter half of the 1960's. No further exploration or development has been recorded for the property. Potential exists for additional high grade mineralized zones along strike and down dip from the existing workings. Amador will also assess opportunities for bulk tonnage, lower grade nickel, cobalt and silver mineralized zones on the property. Compilation of historical data is on-going.

DONOVAN BASIN PROPERTY GROUP, ONTARIO

During the spring of 2006, the Company staked 676 units (approximately 27,000 acres) to form one large land package that incorporates the following three properties and all the land in between. This large property covers a newly identified potential silver basin (called the Donovan Basin) that is similar in geology and style to the mineralization in the Cobalt Silver Camp basin and the Gowganda Silver Camp basin.

A.       THOMPSON PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Thompson Property located in the northeastern corner of Donovan and southern part of Charters Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($15,000 paid), issue 150,000 common shares of the Company (90,000 issued) and incur $60,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Thompson Property comprises 416 hectares. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The last work conducted on the Property consisted of geophysical surveys in 1960 which identified targets with recommendations for drilling. No drilling was done.

The Company plans to complete a grid and conduct geophysical surveys to outline existing mineralized silver zones and their strike extent prior to testing by trenching or drilling.

B.       KELL MINE PROPERTY, ONTARIO

On March 28, 2005, the Company acquired an option to earn a 100% interest in the Kell Mine Property located in the southwestern corner of Corkill Township, Ontario. Consideration is, over a 4-year period, to pay $30,000 ($15,000 paid), issue 150,000 common shares of the Company (90,000 issued) and incur $60,000 in exploration expenses over four years. The property is subject to a 2% NSR with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on May 11, 2005.

The Kell Property comprises 112 hectares. The area hosts a multiple of known deposits with significant mineralization. This area had been closed to staking and prospecting for twenty years because of the Temagami Land Caution and has never been explored with modern methods and geophysics. The Kell Mine Property exhibits potential for future mineral discoveries of copper, silver, nickel and cobalt.

The Company has commenced drilling on the Property. Current drilling will test the down-dip and strike extent of historical showings as well as potential structures identified by the recent detailed ground magnetometer and electromagnetic (EM) surveys.

C.       HUDSON BAY SILVER MINE PROPERTY, ONTARIO

On June 21, 2005, the Company acquired an option to earn a 100% interest in the Hudson Bay Silver Mine Property located in southeastern Leith Township, Ontario. Consideration is, over a 3-year period, to pay $35,000 ($20,000 paid), issue 300,000 common shares of the Company (200,000 issued) and incur $60,000 in exploration expenses over three years. The property is subject to a 2% NSR, half of which can be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on July 26, 2005.

The original Hudson Bay property was staked in 1908 and subsequently acquired and operated by the Hudson Bay Mining Company from 1910 to 1913. Four shafts were sunk, 3 by the Hudson Bay Mining Company and one by Silverado Gowganda in 1936. Production was from a system of parallel veins and consisted of silver and cobalt. No work has been done on this property since the mid 1970s. The Company has compiled historical and plans to conduct ground surveys such as mapping, geophysics and geochem to identify potential mineralized zones on strike and at depth.

AJAX GROUP

A.       AJAX PROPERTY, ONTARIO

On June 13, 2005, the Company entered into a purchase and sale agreement whereby the Company agreed to purchase an undivided 100% interest in the Ajax Property, Ontario. Consideration is $80,000 (paid) and 300,000 common shares of the Company (issued). The property is subject to a 2% net smelter return royalty with a buy back of 1% for $1,000,000. The agreement was accepted for filing by the Exchange on June 30, 2005.

Nickel, copper, gold, platinum, palladium, silver and cobalt mineralization occur in disseminated blebs and aggregates of sulphides in a peridotite body with serpentinized horizons.

The Ajax Mine (also known as the Kanichee Mine) last produced copper-nickel ore with credits in gold, silver, platinum and palladium in the mid 1970's. The last production was from the open pit that operated between 1974 and 1976, prior to being closed because of weak nickel prices. The average annual nickel price in 1976 was US$2.25/lb, the current nickel price is over US$12/lb. The open pit and workings have remained flooded since 1976.

The Ajax deposit is hosted within the Ajax intrusion, an ovoid body some 1070 m by 760 m in size, cutting mafic to felsic volcanic rocks. The intrusion ranges in composition from peridotite to partly altered gabbro and diorite. The peridotite faction is almost wholly altered to serpentinite, and is the host rock to the copper-nickel-platinum group mineralization.

Geotech Ltd. has completed a VTEM airborne geophysical survey over the property. The VTEM survey highlighted four electromagnetic anomaly trends on the Amador claims. Two of these anomaly trends are intimately associated with the Ajax intrusion. A weak to moderate trend of anomalies correlates with the historic mineralization at the Ajax deposit, while a second, stronger series of anomalies are some 200 m west and lie 100 to 150 m west of the intrusive contact. The second feature has never been tested. Both of these anomalies are priority targets for the current drilling program.

Other objectives of the drilling program include confirming selected historical mineralization, testing contact zones and structures associated with the Ajax intrusion, and, exploring for disseminated copper-nickel-platinum group mineralization suggested from the historical work.

Amador's Technical Qualifying Report by Bill MacRae (WWW.SEDAR.COM: Amador Gold Corp., Technical Report, filed February 5, 2008), reports the following Historic Mineral Resource estimates for the property:

IN 1949  TREBOR  MINES  REPORTED  THREE  ZONES  CALCULATED  BY GEORGE  DUMONT TO
CONTAIN:

                                                   TONNES        COMBINED CU+NI
--------------------------------------------   --------------    --------------
SHAFT OR "S" OREBODY 335,455 ...............                               1.42%
--------------------------------------------   --------------    --------------
"A" EXTENSION ..............................        4,099,727              0.54%
--------------------------------------------   --------------    --------------
"E" (NORTH) ................................          497,272              0.64%
--------------------------------------------   --------------    --------------
TOTAL TONNAGE ..............................        4,932,454
--------------------------------------------   --------------    --------------

IN 1950 THE RESOURCE WAS AGAIN CALCULATED BY A JOHN C. DUMBRILLE AND REPORTED FIVE ZONES TOTALING 4,297,727 TONNES AT 0.62% COMBINED CU+ NI WITH PGM CREDITS.

AJAX MINERALS IN 1961 GAVE THE RESOURCES CALCULATED BY GEORGES DUMONT TO BE:

                                  TONNES           COPPER             NICKEL
---------------------------   --------------   --------------    --------------
SHAFT OREBODY .............          260,000             0.95%             0.58%
---------------------------   --------------   --------------    --------------
"A" OREBODY ...............          668,182             0.45%             0.26%
---------------------------   --------------   --------------    --------------
ADDITIONAL TONNAGE ........        3,909,091 OF LOWER GRADE
---------------------------   --------------

The resource variations are considered historic. They are not conformable to National Instrument 43-101 standards and should not be relied upon as they have not been verified by a Qualified Person.

During its operation, limited production occurred from a 75 metre (m) vertical shaft with 670 m of lateral development on the 30 and 68.6 m levels, and, from a small open pit with an estimated depth of 26 m. Past production statistics are unavailable.

Literature surveys by MacRae (2007) iterated up to 10.3 grams per tonne (g/t) gold and 14.1 g/t platinum along with 8% copper and 3% nickel from a bulk sample in 1930, while, `IN JANUARY 1934, A SHIPMENT OF 13.64 TONNES OF ORE WAS RECEIVED BY THE MINES BRANCH, OTTAWA, RETURNING A VALUE OF 1.12% COPPER, 1.02% NICKEL,
0.34 G/T GOLD, 6.17 G/T SILVER, AND, 4.46 G/T PLATINUM AND PALLADIUM.'

MacRae (2007) describes the mineralization at the Ajax as:

`THE COPPER-NICKEL MINERALIZATION AT THE AJAX DEPOSIT IS DISSEMINATED TO MASSIVE SULPHIDES ASSOCIATED WITH A "KEEL" STRUCTURE IN THE AJAX ULTRAMAFIC INTRUSIVE. THIS TYPE OF MINERALIZATION IS BELIEVED TO BE FORMED BY THE PARTIAL MELTING OF THE UPPER MANTLE, MAGMAFRACTIONATION, MAGMA MIXING AND CONTAMINATION BY COUNTRY ROCK. THE METAL CONTENT IS DERIVED FROM THE MANTLE MELT AND THE ASSIMILATION OF SULPHIDE RICH COUNTRY ROCK PRODUCING AN IMMISCIBLE SULPHIDE PHASE WHICH FORMS A CUMULATE THAT OCCUPIES TOPOGRAPHIC LOWS IN THE INTRUSIVE BODY AT THE TIME OF EMPLACEMENT. STRUCTURAL COMPLEXITIES CAN REMOBILIZE THE SULPHIDES INTO VEINS THAT OCCUPY FRACTURES IN THE INTRUSIVE AND EXTEND INTO THE COUNTRY ROCK. THESE DEPOSIT TYPES ARE ALSO ANOMALOUS IN GOLD AND PLATINUM GROUP METALS

THE MINERALIZATION WAS STUDIED BY SANDEFUR (1942) WHO IDENTIFIED PYRITE, PYRRHOTITE, CHALCOPYRITE, PENTLANDITE, SPHALERITE, CALAVERITE, TETRAHEDRITE, MARCASITE AND HEMATITE AS WELL AS CHROMITE. THE MOST ABUNDANT OF THESE ORE MINERALS IS PYRITE, PYRRHOTITE AND CHALCOPYRITE. PENTLANDITE IS ASSOCIATED WITH HIGH CONCENTRATIONS OF PYRRHOTITE AND IN PLACES IS REPORTED TO BE PARTIALLY REPLACED BY VIOLARITE. PYRITE AND MARCASITE ARE DISTRIBUTED WIDELY WITHOUT FORMING LARGE ACCUMULATIONS WHILE SPHALERITE IS PRESENT IN VERY MINOR AMOUNTS.'

In February 2008, the Company commenced a 4000 metre diamond drilling program on the 100% owned past producing Ajax Mine property. The program will explore previously reported historical resources as well as new VTEM airborne geophysical targets that have never been tested. Dale Alexander, P.Geo. is the qualified person for the purposes of National Instrument 43-101 on the Company's Ajax Project.

On December 5, 2007, Amador has expanded its land position by optioning adjacent ground for consideration of $1,300,000 ($100,000 paid) in four installments by June 30, 2009. A royalty between 3% and 5% is payable with a 2.5% buy back for $1,000,000.

B.       BANTING CHAMBERS PROPERTY, ONTARIO

On July 22, 2005, the Company acquired an option to earn a 100% interest in the Banting Chambers Property located approximately 20 km northwest of Temagami, Ontario. Consideration is to pay $22,500 (paid), issue 150,000 common shares of the Company (issued) over two years and incur $110,000 in exploration expenditures over three years. The property is subject to a 2% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on August 23, 2005.

The Banting Chambers Property is a copper-nickel-platinum-palladium-gold-silver prospect which consists of four, 62 unit claims. The targets are two gabbroic intrusives located in Banting and Chambers Townships which may be similar to the Ajax Mine, located 6.5 kilometers southwest, which are hosted in a gabbroic intrusive. Surface bedrock exposure on both the Banting and Chambers intrusives is less than 5% which limited historical surface mapping.

In addition, Temex Resources announced a high grade gold discovery assaying 6,222 grams per tonne from a 10 centimetre vein in a mafic intrusive boulder on March 30, 2004. Temex has acquired a large land package in efforts to trace the source of the boulder. The land package is adjacent to the Banting/Chambers gabbro intrusions.

In December 2005, the Company had a detailed Geotech airborne VTEM geophysical survey flown over the Banting-Chambers property. The VTEM survey identified a number of targets that will be followed up by prospecting and geochem prior to trenching or drilling to test for nickel-copper-pgm sulphide zones similar to those at Ajax.

C.       STRATHY TOWNSHIP PROPERTY, ONTARIO

On July 19, 2005, the Company agreed to acquire a 100% interest in three mineral claims comprising a total of 11 units located in the Strathy Township, Ontario in the Sudbury Mining Division, Ontario. Under terms of the agreement Amador agreed to pay $20,000 (paid). The property is subject to a 1% net smelter return royalty is payable on the property which can be purchased for $250,000.

This property is adjacent to the Ajax property and was also flown with the Geotech VTEM airborne survey (refer to Ajax Property discussion above).

D.       BOMPAS-STRATHY PROPERTIES, ONTARIO

On December 9, 2005, the Company acquired an option to earn a 100% interest in two mineral claims (comprising a total of 17 units) situated in the Bompas and Strathy Townships, Ontario. Consideration is $10,000 (paid). There is a 2% NSR payable, of which half may be purchased for $250,000.

The Strathy Property is being assessed for nickel-copper-PGM mineralization potential as part of the Ajax work program. The Bompas property will be explored for moly mineralization.

MENNIN LAKE PROPERTY, ONTARIO

On July 28, 2005, as amended on September 12, 2007, the Company acquired an option to earn a 100% interest in the Mennin Lake Property, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($62,000 paid), issue 300,000 common shares of the Company (150,000 issued) and incur an aggregate of $160,000 in exploration expenditures over four years. The property is subject to a 2% NSR, half of which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on August 24, 2005.

The Mennin Lake Property consists of 7 mining claims in the Kenora Mining Division, Ontario. The Property is located 53 km south of Dryden, Ontario. Dome Exploration first found molybdenum mineralization in narrow quartz veins within granodiorite while prospecting in 1965. In 1966, Dome's soil survey outlined a 1700m long and 300-800m wide molybdenum anomaly.

Three holes were drilled to test part of the anomaly late in 1966. According to Ontario Geological Survey (OGS) Report #5659, "No single, discrete mineralization zone was intersected by the drilling; it was found instead that the granodiorite is invaded by numerous quartz veins and stringers ranging from a fraction of a centimeter to over 15 cm. wide mineralized with molybdenite flakes, and fine gained films on slip planes and minor chalcopyrite, pyrite and fluorite. All three drill holes revealed similar mineralization patterns and vein distributions." No assays are available, however intersections were considered not economic at the time and no further work was reported.

In 1982, the OGS discovered more molybdenum mineralization in north trending quartz veins approximately 3 km north of the initial Dome Discovery, on the Mennin Lake Property. OGS report #5659 indicates the style of mineralization is the same for both occurrences and "every quartz vein, regardless of width, carries at least some molybdenite".

The primary exploration target for the Mennin Lake property is a large tonnage molybdenum-copper body. Reports suggest there may also be tungsten and/or tin associated with the mineralization. The Company has completed two grids over mineralized zones identified in historical documents and by prospecting on the property. Magnetometer and VLF-EM surveys have identified numerous geophysical targets that could be associated with structures controlling molybdenum and/or gold mineralization on the property. Results of the old geochemical survey have been received and are being compiled with the geophysical data. The next steps will include field follow-up of the geophysical and geochemical compilation to identify areas with increased sulphide mineralization potential for follow-up trenching and drilling.

FRIPP PROPERTY, ONTARIO

On August 22, 2005, the Company acquired an option to purchase a 100% interest in the Fripp Property, Ontario. Consideration consists of $5,000 (paid), 100,000 common shares (75,000 issued) and $20,000 in exploration expenditures (complete). The property is subject to a 1% NSR is payable on the property half of which can be purchased for $500,000. The agreement was accepted for filing by the Exchange on September 30, 2005.

Trenching in 1965 uncovered narrow pyrrhotite veins in a serpentinized ultramafic sill on the Property. Grab samples returned assays as high 1.28% Ni from vein material with samples of disseminated pyrrhotite in the ultramafic near its' contact with diorite returning up to 0.5% nickel. The Company plans to explore this zone and other parts of the Property that have not been thoroughly tested for massive nickel-copper mineralization. A VTEM airborne survey has been flown over the property to identify potential nickel and copper sulphide mineralization for follow-up by ground soil geochemical surveys, trenching or drilling.

CONNOR CREEK PROPERTY, BRITISH COLUMBIA

On September 20, 2005, the Company acquired an option from Kootenay Gold Inc. ("Kootenay") to earn a 50% undivided interest in the Connor Creek Property, British Columbia (Nelson Mining Division). Consideration is, over a 4-year period, to issue 400,000 common shares of the Company (250,000 issued) and incur an aggregate of $1,000,000 in exploration expenditures over four years. If commercial production is reached, an additional 250,000 shares are payable. The agreement was accepted for filing by the Exchange on December 22, 2005.

The Connor Creek property  contains a NEW SHEAR HOSTED GOLD DISCOVERY in an area
with  previously  known  gold   occurrences.   There  are  two  styles  of  gold
mineralization  found on the property:

         o GOLD BEARING SEMI-MASSIVE TO MASSIVE SULFIDE VEINS containing pyrrhotite, chalcopyrite, arsenopyrite, sphalerite, and galena. Three previously known occurrences of mineralization occur on the property.

         o NEW GOLD MINERALIZED SHEAR ZONE containing disseminated to semi massive sulfides. Grab samples from bedrock contained gold values ranging from background to 30,765 ppb gold, greater than 10,000 ppm copper, 10,000 ppm zinc and 1000 ppm silver. The new shear zone has been traced for over 300 meters of strike and previous untested gold anomalies in soils and old pits occurring along the strike of the shear suggest a significant minimum lateral extent of gold mineralization of 1000 meters . The shear is open in both directions and is about 50 meters wide. Sampling to date are grab samples.

During the 2005 and 2006 seasons geophysical, geochemical and geological surveys were completed resulting in the discovery of several excellent geochemical and geophysical anomalies. A total of 350 line kilometers of airborne geophysical survey using AeroTem II time domain EM and high cesium Magnetometer were flown. A total of 685 soil samples were taken from the extended grid.

Results are very encouraging. The extended soil grid has now established a broad area of anomalous gold, copper, lead, zinc and silver across the 1.2 by 3.2 kilometer grid. There are 5 distinct groupings of soil anomalies variably associated with northwest magnetic low lineaments, north or northeast trending magnetic highs, EM anomalies with areas of shearing, silicification, sericitization and sulfide mineralization typically hosted in Jurassic aged sediments within 100 to 200 meters of Jurassic aged granodiorite intrusives.

Values in soils range from background to a maximum of 1554 ppb (parts per billion) for gold, 2.2 ppm (parts per million) for silver, 604 ppm for copper, 216 ppm for lead and 4382 ppm for zinc.

A summary of the 5 distinct soil anomalies are:

         1. The northwest end of the grid a broad zone about 1 kilometer square in area with coincident copper (57 to >170 ppm), lead (20 to >72 ppm), zinc (160 ppm to >704 ppm) and gold (16 ppb to >123 ppb). A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold.

         2. The original powerline showing forms an area of anomalous gold in soils (16 ppb to 1554 ppb) along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends. The northern 800 meters of this anomaly contains better than 39 ppb gold. Previously reported grabs of rock samples returned 6184 ppb, 7277 ppb, 11,920 ppb gold. Gold is associated with a silicified shear with disseminated pyrrhotite, pyrite, arsenopyrite and chalcopyrite adjacent and parallel to a magnetic high.

         3. A coincident lead, zinc and arsenic anomaly sitting on the western edge mid way down the grid this anomaly is open to the north and south. Lead values are 20 to >72 ppm, zinc values are 162 ppm and arsenic varies from 14 to > 80 ppm.

         4. Sitting to the southeast of anomaly 2 this northeast trending anomaly consists of coincident copper, zinc, lead silver and gold along a 1.0 kilometer by 300 meter area open to the northeast. Copper values are > 57 ppm and zinc values vary from 162 to > 704 ppm. The lead, silver and gold values appear as discrete bulls eyes. A single circular EM anomaly 100 meters wide sits upslope at the edge of the soil anomaly. The soil anomaly also sits along the edge of a northeast trending magnetic high. This anomaly overlies and extends the potential of the mineral occurrence called the Debbie.

         5. Located in the southeast corner of the grid coverage this anomaly is a strong north south trending silver dominant anomaly 450 meters by 125 meters and open at both ends. Silver is > 0.5 ppm over the entire length with the northern 200 meters being greater than 0.9 ppm.

                  Coincident lead, zinc and copper anomalies occur with the silver. The geochemical anomaly sits on the flank of a magnetic high.

Besides the magnetic and EM anomalies mentioned above there are 4 EM anomalies outside of the grid coverage. The largest is 350 by 90 meters and has the min file occurrence called the Hungary Man at its southern edge. The remainder of the anomalies are circular and from 100 to 125 meters across. The airborne survey also revealed the min file occurrence known as the Root corresponds with a north trending magnetic high within sediments of the Ymir Group indicating possible extensions to the historic occurrence.

Results are pending on a 2,000 meter diamond drilling completed in August 2007 on three different areas of gold mineralization which are:

         1. The EM Showing a broad zone about one kilometer square in area with coincident soil anomalies in copper, lead, zinc and gold. A strong EM anomaly 200 by 300 meters in size is coincident with the higher values of copper, lead, zinc and gold. Bedrock sampling in this target returned up to 2242 ppb gold.

         2. The Powerline Showing discovered by Kootenay where an area of anomalous gold in rock and soils along a north south trend 1.5 kilometers long by 50 to 150 meters and open at both ends.

         3. The Root Showing a semi-massive to massive sulfide vein with characteristics similar to the Rossland veins. Airborne magnetics indicate the structure may continue for about 1 kilometer in strike.

In addition to the drill areas tested there are four other mineralized zones being sampled:

         1. The Debbie Showing is a semi-massive sulfide occurrence with coincident soil, rock and geophysical anomalies trending anomaly along a 1.0 kilometer by 300 meter area open to the northeast. The lead, silver and gold values appear as discrete bulls eyes.

         2. The Ag Anomaly is a northerly trending silver in soil anomaly between the Root and Debbie occurrences. This anomaly is about 100 meters wide by 450 meters long and open at both ends. It is also associated with the edge of a magnetic high anomaly which may reflect a mineralized structure.

         3. The Hungry Man is an historic sulfide occurrence sitting on the flank of a discrete airborne EM anomaly measuring 100 meters by 350 meters which may reflect an area of stronger mineralization.

         4. The Northeast EM target which is a discrete bulls eye EM anomaly on the northeast corner of the property about 100 meters in diameter.

The main types of mineralization found at Connor Creek are; semi-massive sulfide veins with characteristics similar to the Rossland Camp that produced nearly 3.0 million ounces of gold at an average grade of 0.4 ounces per tonne; and disseminated sulfides hosted in zones of shearing.

The foregoing geological disclosure has been reviewed and verified by Kootenay's CEO, James McDonald, P.Geo. (a qualified person for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects). Mr. McDonald is a director of the Company.

BLACKSTOCK, OKE & FORD AND MCTAVISH PROPERTIES, ONTARIO

The Blackstock, Oke & Ford and McTavish Properties, all situated in Ontario, were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files. VTEM airborne geophysical surveys are being considered for these properties. These surveys will be used to identify areas with the potential to host gold, silver, nickel, copper, zinc or platinum group metal mineralization. These target areas would be follow-up by prospecting, ground geochem or geophysics prior to testing with drilling or trenching.

FORGE LAKE PROPERTY, ONTARIO AND OTTER POND PROPERTY, ONTARIO

The Company entered into joint venture agreements with Golden Chalice Resources Inc. ("Golden Chalice"). Consideration consists of the following:

         FORGE LAKE PROPERTY - $58,500 payable over three years ($34,000 paid), 40,000 shares of Golden Chalice to be reimbursed in cash by the Company, payable after three years, and a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The exploration costs will be split 50/50 and the Company will pay a 15% administration fee. The lease entered into by Golden Chalice and half assigned to the Company provides for annual cash payments, paying of taxes and minimum work expenditures. In addition, there is a royalty payable. The property lies to the north-east of Dianor's Leadbetter Property and have favourable geology and geophysics for kimberlite targets.

         OTTER POND PROPERTY - $158,500 payable over four years ($27,495 paid), 75,000 shares of Golden Chalice to be reimbursed at fair market value of the Golden Chalice shares as at the time of issuance, a payment of $100,000 and the issuance of 100,000 shares at the earlier of 90 days of sustained commercial production and six years from the date of the agreement. The Company is responsible for 47% of these exploration costs.

GOULD COPPER MINE PROPERTY, ONTARIO

On May 18, 2006, the Company entered into an option agreement to earn a 100% undivided interest in the Gould Copper Mine Property located in the Sault St. Marie Mining Division, Ontario. Consideration is, over a 4-year period, to pay $50,000 ($22,000 paid), issue 140,000 common shares of the Company (50,000 issued) and incur an aggregate of $100,000 in exploration expenditures over four years. There is a 2% NSR payable, half of which may be purchased for $750,000. The agreement was accepted for filing by the Exchange on June 2, 2006.

The Property is located 26 km west of Elliot Lake and is road accessible. Five quartz vein and stockwok zones have been exposed by historical trenching, drilling and an adit along a 3 km strike length on the Property. Exploration activities will focus on delineating the strike and down dip extent of the zones along with the potential for parallel zones on the Property.

Compilation of existing data has been completed. The compilation identified a number of areas with the potential to host the extensions of existing copper zones as well as new copper zones. These target areas will be followed-up with prospecting, gridding and geophysics prior to testing by drilling or trenching.

HUNTER GOLD PROPERTY, ONTARIO

On September 19, 2005, the Company acquired an option to earn a 100% undivided interest in the Hunter Gold Property, located in the Catharine Township, Ontario. Consideration is, over a 3-year period, to pay $45,000 ($15,000 paid), issue 250,000 common shares of the Company (125,000 issued) and incur an aggregate of $75,000 in exploration expenditures over three years. There is a 2% net smelter return royalty payable on the property, of which half may be purchased for $500,000 and an additional .5% may be purchased for an additional $500,000. There is an underlying royalty on portions of the property ranging from 2 to 4%. The agreement was accepted for filing by the Exchange on November 21, 2005.

The property covers an historical showing that was examined by Goldfields Canadian Mining Limited in 1993. Goldfields' stripping uncovered two parallel gold bearing structures that have not been fully tested.

The Company plans to establish grids for sampling and geophysics of known mineralized zones and their potential extensions prior to trenching and drilling.

CHAPLEAU DIAMOND PROPERTY, ONTARIO

The Company acquired 34,900 acres of prospective kimberlite ground in the Chapleau area of Ontario from Chalice Diamond Corp. (formerly Golden Chalice Resources Inc.) ("Chalice"), a public company related by common directors. The Company agreed to pay for staking or leasing costs, estimated to be $150,000
(paid), plus 15% for administration, to earn a 50% working interest in the property. Upon payment of the acquisition cost, a joint venture was formed to perform further exploration work on a pro rata basis plus a 15% administration fee with Chalice as the operator.

Staking has covered numerous zones with kimberlitic indicator minerals in sediments and till samples, and a series of circular airborne magnetic anomalies on strike with the discovery ground. The Company will further explore these anomalies and their magnetic pipe-like features.

Exploration work in the area by joint venture partner, Chalice, has confirmed the presence of a kimberlite dyke. Historical data from government assessment files refer to a thin section analysis which indicates the discovery dyke is indeed kimberlitic. The Company has sent rock, till and lake sediment samples for further analysis to determine the presence of diamonds in the area, particularly in light of government assessment files which indicate a macro diamond was recovered from the discovery ground.

This acquisition follows a six month in-house compilation programme by Chalice followed by field work to explore for diamonds in Ontario. Compilation of geological, geochemical, geophysical, assessment file and other data held or prepared by the Ministry of Northern Development of Mines, Ontario Geological Survey, Natural Resources Canada and the Geological Survey of Canada led to the discovery.

During fiscal 2006, the Company increased the number of acres that fall under this arrangement to 47,278.

Chalice, as the operator for exploration activities, has conducted ground geophysical, geochemical, and prospecting surveys to evaluate a significant number of potential kimberlite targets on the Amador/Chalice Diamond joint venture properties. Sample results and assessment of this initial work are pending. Geophysical and geochemical work is on-going to evaluate all the targets on the large land package. Once the results are compiled, targets will be identified for trenching and drilling.

WILLET PROPERTY, ONTARIO

On October 12, 2005, the Company acquired an option to earn a 100% undivided interest in the Willet Property, located in Willet Township, Ontario. Consideration is, over a 3-year period, to pay $30,000 ($10,000 paid), issue 200,000 common shares of the Company (100,000 issued) and incur an aggregate of $75,000 in exploration expenditures over three years. There is a 2% NSR payable on the property, of which half may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 1, 2006.

The Willet Property consists of 640 acres and is underlain by Nippising Diabase and the Lorrain Formation. Located on the Property is the Lucky Godfrey Mine which has a shaft to 102 feet with a level at 100 feet with 300 feet of drifting. The mine shipped one car load of silver ore in 1910. The Property has two vein systems ranging from 1 to 3 feet wide and is prospective for silver-cobalt and for diamonds as it is located just west of the Montreal River Fault. The Company plans prospecting, mapping and geophysics for the Property.

SAVARD-SHARPE PROPERTY, ONTARIO

On December 8, 2005, the Company acquired an option to earn a 100% undivided interest in the Savard-Sharpe Property, located in Savard & Sharpe Townships, Ontario (the "Option"). Consideration is, over a 3-year period, to pay $175,000 ($25,000 paid). There is a 2% NSR payable, half of which may be purchased by the Company for $500,000.

This property has a number of circular airborne magnetic anomalies that could represent kimberlite pipes hosting diamonds.

Ground magnetometer surveys have been completed over many of the airborne magnetic anomalies that could represent potential kimberlites. Field work to assess the kimberlite potential of the magnetic anomalies is planned.

HORWOOD GROUP, ONTARIO

In January 2006, the Company assembled a large land package of over 10,920 acres in the Horwood Lake area of Ontario, approximately 75 kilometres southwest of Timmins, by optioning from various vendors four properties: Horwood Gold, Horwood Gold 2, Labbe and Ross-Windsor. These properties cover the main part of the Horwood Lake peninsula. Their amalgamation as the "Horwood Property" represents the first time the area will be explored systematically by one company.

The Horwood Property possesses significant exploration potential to host economic gold mineralization within both altered carbonate-silica-pyrite rich zones in porphyritic phases of the Horwood Peninsula Pluton (HPP), and quartz veins located close to the HPP in footwall mafic volcanic flows. Drilling within the HPP by past operators suggests that gold mineralization may be linked to bleached mineralized quartz carbonate veins. The actual orientations of the vein systems have yet to be defined or thoroughly investigated. Such is the case for the

Labbe occurrence where 3 separate mineralized pyritic zones occur within quartz carbonate vein stockworks hosted by sheared bleached and silicified granodiorite. (A recent grab sample of the Labbe #3 occurrence returned a value of 10.30 g/t Au).

In March, 2007 the Company announced the discovery of a new large gold zone on the Horwood Property. This new gold bearing zone was discovered during the December 2006 trenching program, but assay results were not received until 2007. Based on the results, the company staked the entire HORWOOD PENINSULA that hosts the gold zone.

Approximately 7,500 square meters of stripping have been done to uncover the gold zone that may have been investigated with sporadic trenching by Hollinger Consolidated in the 1940's. Initial mapping of the stripped area has revealed mafic flows (locally pillowed) inhabited by en-echelon stacked quartz-carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Preliminary grab sampling has identified widespread gold mineralization with significant concentrations in three areas/zones to date. All areas are open in all directions.

The Bend zone, encompassing 950 square meters of stripping, hosts local high grade samples up to 56 g/t gold. A total of 75 grab samples were taken with 42 of the samples grading greater than 1.0 g/t Au and 27 samples grading greater than 2.0 g/t gold. The quartz blow-out zone, encompassing an area of 350 square meters where mineralization is localized around a large bull quartz vein, produced 11 grab samples grading over 1.0 g/t gold and 6 samples over 2.0 g/t gold, including one grab sample grading 11.64 g/t gold, out of a total of 26 samples. The Last Strip zone, in an area of 350 square meters, produced 6 samples grading greater than 2.0 g/t gold out of 8 grab samples taken with three samples grading greater than 3.0 g/t gold. Results to date indicate that gold mineralization is not restricted to the en-echelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well.

A third large gold bearing zone, the Gabbro zone, on the Horwood Property has been discovered. Approximately 175 channel samples were collected from the newly discovered Gabbro zone with 98 samples grading greater than 1.0 g/t gold of which 39 samples graded greater than 3.0 g/t gold. Highlights from some of the separate channel samples of this zone include the following gold grades 13.03 g/t over 0.5m, 5.62 g/t over 4.0m, 2.09 g/t over 2.5m, 2.83 g/t over 5.0m, 2.79
g/t over 7.5m, 7.81 g/t over 1.5m, and 2.62 g/t over 5.5m.

The Bend Zone is located 500 metres west of the Gabbro zone and is exposed by trenching for over 950 square metres. Highlights of the sampling from this zone include 28.1 g/t gold over 0.5 metres, 4.29 g/t over 3 metres, 2.35 g/t gold over 2 metres and 5.94 g/t gold over 2 metres. A total of 245 channel samples were taken with 36 of the samples grading greater than 1.0 g/t gold and 17 samples grading greater than 2.0 g/t gold. The Bend and the Quartz Blowout zone were first discovered in late 2006.

The Quartz Blowout zone, encompasses an area of 500 square meters where mineralization is localized around a large bull quartz vein, 56 channel samples were collected and assays are pending. Initial grab samples returned values over
1.0 g/t gold and 6 samples over 2.0 g/t gold,  including one grab sample grading
11.64 g/t gold, out of a total of 26 samples.

Initial mapping of the stripped areas has revealed mafic flows (locally pillowed) and mafic intrusives inhabited by enechelon stacked quartz carbonate veins within gossanous, carbonatized and pyritiferous alteration zones. Results to date indicate that gold mineralization is not restricted to the enechelon stacked quartz vein systems but occurs ubiquitously throughout the altered wallrock as well. All zones are open in all directions.

Geophysical surveys consisting of magnetic and induced polarization surveys have been completed over the stripped areas and along strike as well. The results are presently being evaluated.

A geochemical survey, mobile metal ion (MMI) soil sample survey has also been completed. The results of this survey are pending and will be evaluated when results are received.

Peter Caldbick, P.Geo, is a qualified person for the purposes of National Instrument 43-101 for this project.

A.       HORWOOD GOLD PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Horwood Gold Property. Consideration is, over a 2-year period, to pay $50,000 ($30,000 paid) and issue 200,000 common shares of the Company (150,000 issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

B.       HORWOOD GOLD 2, ONTARIO

On January 4, 2006, the Company purchased one mineral claim for $6,000 (paid). There is a 2% NSR payable, of which half may be purchased for $500,000.

C.       LABBE PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Labbe Property. Consideration is, over a 2-year period, to pay $30,000 ($15,000 paid) and issue 200,000 common shares of the Company (100,000 issued). There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

D.       ROSS WINDSOR PROPERTY, ONTARIO

On January 4, 2006, the Company acquired an option to earn a 100% undivided interest in the Ross Windsor Property. Consideration is, over a 3-year period, to pay $35,000 ($10,000 paid), issue 175,000 common shares of the Company (50,000 issued) and incur an aggregate of $120,000 in exploration expenditures over two years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on March 22, 2006.

EAST BRECCIA PROPERTY, ONTARIO

On March 1, 2006, the Company acquired an option to earn a 100% undivided interest in the East Breccia Property located in the Nicolet Township, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($37,000 paid), issue 300,000 common shares (100,000 issued) and incur an aggregate of $160,000 in exploration expenditures over four years. There is a 2% NSR payable, which may be purchased for $2,000,000. Commencing on the fifth anniversary of the agreement, advance royalty payments of $15,000 are payable each year. The agreement was accepted for filing by the Exchange on June 1, 2006.

The property hosts the East Breccia, and half of the West Breccia that were formerly owned along with the South and Breton Breccias by the Tribag Mining Company. Between 1967 and 1974, the Tribag Mining Company produced about 1.25 million tonnes of ore averaging 2% copper from the Breton Breccia and part of the West Breccia.

The East Breccia is the largest of the breccias and has never been mined. It has been explored by a 294 foot adit and drilling during the late 1960's and early 1980's.

Existing historical data has been compiled for the East Bx. The Company plans to complete a surface map of the breccia. This will be used to identify areas for detailed gridding, geophysics and geochem prior to drill testing to improve the molybdenum/copper/silver grade and/or tonnage potential of the East Bx.

KEITH-SEWELL AND MORIN PROPERTY GROUP, ONTARIO

On April 10, 2006 the Company acquired an option to earn a 100% interest in the Keith Sewell Property located in the Keith and Sewell Townships, Ontario.

On May 28, 2006 the Company acquired an option to earn a 100% interest in the Morin Property located in the Keith Township, Ontario.

The Keith-Sewell Property consists of two properties - the Keith Property and the Sewell Property. Consideration is, for the Keith and Sewell Property, over a 2-year period, to pay $90,000 ($51,000 paid), issue 420,000 common shares of the Company (250,000 issued) and incur an aggregate of $90,000 over three years. There is a 3% net smelter return on the Keith-Sewell properties of which two-thirds may be purchased for $1,500,000.

Consideration for the Morin property is, over a 3-year period, to pay $110,000 ($30,000 paid) and issue 220,000 common shares of the Company (60,000 issued). There is a 3% net smelter return on the Morin property of which half may be purchased for $1,000,000.

The agreements were accepted for filing by the Exchange on July 12, 2006.

The Keith-Sewell properties consist of separate claim blocks in Keith Township and Sewell Township. The properties are road accessible and are underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, ultramafic sills to felsic volcanics and clastic sediments.

Historical work on the claim groups has identified sporadic nickel and/or gold mineralization. One of the Keith Township claim blocks is located immediately south of the former gold producing Joburke mine. It is also adjacent to the west boundary of PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Morin property is road accessible and is underlain by a volcano-sedimentary sequence ranging from variably altered, and locally sheared, mafic to felsic volcanics and clastic sediments.

The Property is located east and south-east of the former gold producing Joburke mine. It is also adjacent to PGM Ventures' Sangold Property. In January, 2006, PGM reported that drill holes SND-05-09 (a) and SND-05-18 (a) intersected 24.05m averaging 2.59 g/t gold and 8.90m of 13.04 g/t gold, respectively.

The Company has gridded part of the property and identified numerous mag and VLF-EM anomalies. These targets will be assessed for nickel, copper and gold mineralization by ground geochemical surveys, prospecting followed by trenching or drilling. Gridding and geophysics may also be expanded to follow existing zones on strike.

ANDERSON LAKE PROPERTY, ONTARIO

On June 23, 2006, the Company acquired an option to earn a 100% interest in the Anderson Lake Property, located about 45 km east of Thunder Bay, Ontario. Consideration is, over a 4-year period, to pay $142,000 ($37,000 paid) issue 300,000 shares of the Company (100,000 issued) and incur an aggregate of $160,000 in exploration expenditures over four years. There is a 3% NSR payable, of which two-thirds may be purchased for $1,500,000. Advance royalty payments of $15,000 per year will commence on the fifth year anniversary date of signing the agreement.

The Anderson Lake Property is accessible by highway, secondary gravel roads and an ATV trail. A power line is located adjacent to the south east corner of the property.

The property is underlain by Precambrian highly altered sediments (biotite-schist) and granite. Molybdenite mineralization is associated with pegmatite dykes along the sediment granite contact. The property has seen very limited exploration since it was first trenched in the late 1930's. Historical trenching traced molybdenite mineralization for more that 790 metres along strike with the average true width of the mineralized zone reported at 12.8 metres.

Eighteen holes were drilled in 1958. The mineralized zone was found to strike north-south with a 40 degree dip to the east. Hole 8 reportedly intersected a high grade zone assaying 16.63% molybdenite over 2.13 metres of core length. The Company plans to re-open historical trenches and strip new areas to map and sample in order to produce an average grade for the zone. Drilling to define a resource will be considered based on the results of surface sampling.

PATENT GOLD PROPERTY, ONTARIO

On May 2, 2006 the Company acquired an option to earn a 100% interest in the Patent Gold Property located in the Sewell and Reeves Townships, Ontario. Consideration is, over a 3-year period, to pay $70,000 ($30,000 paid), issue 250,000 common shares of the Company (100,000 issued) and incur an aggregate of $130,000 in exploration expenditures over three years. There is a 3% net smelter return of which two-thirds may be purchased for $1,500,000.

The Patent Gold Property is located 1.5 km south of Highway 101 and is accessible by gravel road and an ATV trail in Sewell Township. Gold mineralization was first discovered in 1916. According to government reports, trenching and stripping at that time uncovered a north-south oriented chlorite-carbonate altered shear zone in mafic to intermediate volcanics. The shear zone is largely filled with irregular masses of quartz. The vein material mixed with altered country rock can reach up-to 50 feet in width. Pyrite, pyrrhotite, chalcopyrite, calcite, tourmaline, and mariposite (chrome mica) are associated with the quartz veins. The country rock is also reportedly to be liberally impregnated with sulphides. Limited work has been done on the property since it was initially trenched and stripped.

Historical trenches and stripped areas have slumped in and are largely overgrown with vegetation. The Company plans to reopen the trenches, and conduct an extensive sampling programme to establish the gold potential for the area.

LOVELAND PROPERTY GROUP, ONTARIO

On May 18, 2006 the Company acquired an option to earn a 100% interest in the Loveland 1 Property located in the Loveland and Byers Townships, Ontario. On May 18, 2006, the Company acquired an option to earn a 100% interest in the Loveland 2 Property located in the Loveland, Byers and Thorburn Townships, Ontario.

Consideration, for each of the Loveland properties, over a 5-year period, is to pay $300,000 ($75,000 paid on each property), issue 600,000 common shares of the Company (200,000 issued for each property) and incur an aggregate of $150,000 in exploration expenditures for each property over five years. There is a 3% net smelter return on each property of which two-thirds may be purchased for $2,000,000 per property. In Loveland addition, there are 100,000 issuable after completion of a positive feasibility study and $12,500 in advance royalty payments every six months commencing after all other payments are made. The agreements were accepted for filing by the Exchange on July 19, 2006.

The recent Megatem Airborne Geophysical Survey, flown as part of the Discovery Abitibi initiative, has identified numerous electromagnetic anomalies that could represent massive sulphide mineralization on the properties. The properties are underlain by felsic to ultramafic volcanics and intrusives that are favourable for hosting volcanogenic copper-zinc, or ultramafic related nickel-copper deposits. The Loveland 2 property also hosts an historical nickel-copper sulphide zone discovered by Cominco. The properties are about 25 km due west of the Kidd Creek copper-zinc-silver deposit, and 30 km due east of the Montcalm nickel-copper deposit.

In November 2007, drilling was commenced on the Byers-Loveland Property. The mineralized zone has been traced for approximately 150 meters below surface. However, the down plunge extent of the mineralization has never been adequately tested. Amador plans to drill a number of deep holes beneath the mineralized zone to test for the down plunge extension of the mineralized zone, as well as to intersect any additional zones at depth. Once the holes are completed they will be surveyed using borehole EM to help vector in on additional mineralization. Pending results from the survey, additional drilling will occur to test the strike and depth extent of the mineralization.

HOLLOWAY PROPERTY GROUP, ONTARIO

During the year ended October 31, 2006, the Company abandoned and wrote off all costs incurred with respect to the Holloway Property Group

CHEWETT PROPERTY, ONTARIO

On June 28, 2006, the Company acquired 6 mineral claims situated in the Chewett Township, Ontario for $15,000 (paid). There is a 2% NSR payable, of which half may be purchased for $750,000.

Ground geophysical surveys, completed in April 2007, have outlined a number of circular airborne magnetic anomalies under lakes or overburden areas that could be kimberlite pipes. Geochem sampling will be carried out for some of the targets prior to being considered for testing by drilling to test for kimberlite potential.

GOGAMA MOLY PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Gogama Moly Property, located approximately 58 kilometres southwest of Thunder Bay, Ontario. Consideration is, over a 2-year period, to pay $45,000 ($10,000 paid) issue 200,000 shares of the Company (50,000 issued) and incur an aggregate of $75,000 in exploration expenditures over two years. There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on February 20, 2007.

The Gogama Moly Property is located in Moher Township, consists of 1 claim totaling 16 units for 640 acres and is accessed by an all weather gravel road off of highway 144. The claim covers a government documented occurrence of molybdenite located on the contact between a porphyritic granite and amphibolitized schist and gneiss. The molybdenum occurred in a quartz vein that has been exposed for 6 metres. No work has been recorded since the initial discovery by the government geologists in 1968. Amador plans to conduct prospecting and mapping on the Property.

OWL LAKE, ONTARIO

On February 7, 2007, the Company entered into an option agreement to acquire a 100% interest in the Lower Aguasabon Lake Township property located in Ontario. Consideration for the property consists of $10,000 (paid) cash and $80,000 payable in cash or share equivalent based on the average trading price of the Company's shares over the previous 10 days from the payment date over two years. The property is subject to a 2% net smelter return royalty, of which half may be purchased for $500,000. The agreement was accepted for filing the Exchange on August 7, 2007.

DALE GOLD PROPERTY, ONTARIO

On February 5, 2007, the Company entered into an option agreement to acquire a 100% interest in the Dale Gold Property, located in Horwood Township, Ontario. Consideration is, over a 2-year period, to pay $55,000 ($15,000 paid) and issue 300,000 common shares of the Company (75,000 issued). There is a 2% net smelter return payable, of which half may be purchased for $1,000,000. The agreement was approved by the TSX Venture Exchange on March 26, 2007.

The Dale Gold Property is accessible by highway and secondary logging roads. Gold was first discovered on the Property in the early 1930's. Trenching and drilling during the mid 1990's discovered two 20 metre to 30 metre wide parallel shear zones containing anomalous gold. Gold is associated with pyrite in quartz stockwork zones within the quartz-carbonate-chlorite-sericite altered shear zones. The best value from drill core was 6.08 g/t gold over 2.4 metres. It is reported that drilling and trenching tested only 5% of the estimated 4,000 metre strike length of the shear zones. The Company plans ground geophysical and soil geochemical surveys followed by trenching to evaluate the size, grade, and strike extent of the mineralized shear zones.

METEOR LAKE, ONTARIO

On March 1, 2007, the Company entered into an option agreement to acquire a 20% interest in the Meteor Lake Property, located in the Larder Lake and Sudbury Mining Division, Ontario. The Company's partners in this agreement include Klondike Gold Corp. ("Klondike Gold") (20%), Golden Chalice Resources Inc. ("Golden Chalice") (20%) and Hastings Management Corp. (40%). Klondike Gold and Golden Chalice are public companies related by common directors. Hastings Management is a private company owned as to 100% by Richard W. Hughes, the President and a director of the Company. Consideration for the property consists of $20,000 (20% paid by the Company and the balance by its partners) and 200,000 shares of Klondike Gold. The Company will reimburse Klondike Gold for the value of the shares up to 20%, based on the closing price of the shares as at the date of issuance. The agreement was submitted by Klondike Gold to the TSX Venture Exchange and was accepted for filing by the Exchange on March 28, 2007.

In 2006, Klondike Gold (as operator on the property) contracted a placer consultant to undertake an initial sampling program on the property to assess the placer gold grade and extraction potential for part of the property. The results from this work are being analyzed.

MCTAVISH PROPERTY AND MINE CENTER PROPERTY, ONTARIO

The McTavish Property and the Mine Center Property were acquired by staking. There were no underlying agreements. The staking was done based on management's interpretation of geological structures found on the properties from government files.

NOTE: At a special meeting held on September 21, 2006, the shareholders of the Company approved and adopted a statutory plan of arrangement (the "Arrangement") pursuant to section 289 of the BUSINESS CORPORATIONS ACT (British Columbia). The purpose of the Arrangement ("Arrangement") is to reorganize the Company's mineral property assets in an effort to maximize shareholder value. Specifically, the Company's Chapleau Diamond Property in the Sault Ste. Marie Mining Division of Ontario, the Savard-Sharpe Property, located in Savard & Sharpe Township, Ontario and other diamond potential properties the Company may have will be transferred into Diamondcorp Resources Inc. ("Diamondcorp"). Under the terms of the Arrangement, Company shareholders of record on closing of the Arrangement (yet to be determined) will receive one share of Diamondcorp for every three Amador Gold Corp. shares held. The Company has provided a working capital loan to Diamondcorp for working capital and to ensure that work continues on the Properties until Diamondcorp can complete its financing.

SELECTED ANNUAL AND QUARTERLY FINANCIAL INFORMATION

                               ANNUAL - OCTOBER 31

                                         2007           2006           2005
                                      -----------    -----------    -----------

Revenues ...........................  $      --      $      --      $      --
Loss  before other items ...........   (1,231,912)    (1,159,314)      (441,396)
Loss for the year (consolidated) ...     (234,727)    (4,197,401)      (339,777)
Net loss per share, basic and
  diluted ..........................        (0.00)         (0.08)         (0.01)
Total assets .......................    7,620,976      2,659,974      3,733,889
Long term financial liabilities ....         --             --             --
Deficit, end of year ...............   (8,703,729)    (8,469,002)    (4,271,601)

Notes:

(a)      The Company has no history of declaring dividends

(b)      There were no  discontinued  operations or  extraordinary  items in the
         years  under   review  (c)  The  Company  has  no  off  balance   sheet
         arrangements

A.       RESULTS OF OPERATIONS

                            FIRST         SECOND         THIRD         FOURTH
FISCAL 2007               QUARTER        QUARTER       QUARTER        QUARTER
----------------------  -----------    -----------   -----------    -----------
Revenues .............          Nil            Nil           Nil            Nil
----------------------  -----------    -----------   -----------    -----------
Net Income - Loss ....  ($  284,513)   $   781,420   ($  375,431)   ($  347,978)
----------------------  -----------    -----------   -----------    -----------
Earnings (Loss) Per
Share ................  ($     0.00)   $      0.01   ($     0.00)   ($     0.00)
----------------------  -----------    -----------   -----------    -----------

                           FIRST         SECOND         THIRD         FOURTH
FISCAL 2006               QUARTER        QUARTER       QUARTER        QUARTER
----------------------  -----------    -----------   -----------    -----------
Revenues .............          Nil            Nil           Nil            Nil
----------------------  -----------    -----------   -----------    -----------
Net Loss .............  ($  241,258)   ($  122,071)  ($3,328,038)   ($  506,034)
----------------------  -----------    -----------   -----------    -----------
Net Loss Per Share ...  ($     0.01)   ($     0.01)  ($     0.05)   ($     0.01)
----------------------  -----------    -----------   -----------    -----------

                           FIRST         SECOND         THIRD         FOURTH
FISCAL 2005               QUARTER        QUARTER       QUARTER        QUARTER
----------------------  -----------    -----------   -----------    -----------
Revenues .............          Nil            Nil           Nil            Nil
----------------------  -----------    -----------   -----------    -----------
Net Loss .............  $    54,334    ($   64,788)  ($  127,645)   ($  201,678)
----------------------  -----------    -----------   -----------    -----------
Net Loss Per Share ...  $      0.00    ($     0.00)  ($     0.01)   ($     0.01)
----------------------  -----------    -----------   -----------    -----------

YEAR ENDED OCTOBER 31 2007 (AUDITED) VS. YEAR ENDED OCTOBER 31 2006 (AUDITED)

There is no revenue for the year ended October 31 2007 (2006 - Nil). For the year ended October 31 2007, the Company had a net loss and comprehensive loss of $234,727 versus $4,197,401 for the year ended October 31 2006 and $339,777 for the year ended October 31 2005. The significant different is a future income tax recovery recognized on issuance of flow through shares (2007 - $1,177,276; 2006
- $223,689; 2005 - $101,000). Expenses for management fees for the year ended October 31 2007 of $496,615 (2006 - $395,760; 2005 - $137,000) were paid to a company owned 100% by a director of the Company. Other expenses for the year ended October 31 2007 include $290,683 (2006 - $290,461; 2005 - $107,551) for consulting  fees and $140,000 (2006 - $286,000;  2005 - $79,000) for stock based compensation. The stock based compensation expense related to the Company granting options during the year and is required to expense the options when they are granted according the Black & Scholes Option Pricing Model. While all the options were granted at the market price, the Option Pricing Model called for this expense. The other significant difference is Part XII.6 tax from $9,056 in 2006 to $105,322 in 2007 related to flow-through renunciations made in 2006 but not incurred until the following year. C. LIQUIDITY AND CAPITAL RESOURCES

The Company has financed its operations almost exclusively through the sale of its common shares to investors and will be required to continue to do so for the foreseeable future.

The Company had working capital of $456,152 at October 31, 2007 compared to working capital of $463,591 at October 31, 2006.

In fiscal 2007, the Company closed the following private placements:

         i) On December 27, 2006, the Company closed a private placement consisting of 13,965,000 flow-through units at a price of $0.12 per unit. Each unit is comprised of one flow-through common share and one non flow-through non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.15 per share until December 21, 2008.

         ii) On February 6, 2007, the Company closed a private placement consisting of 2,350,000 units (of which 1,600,000 are flow-through units and 750,000 are non-flow-through units at a price of $0.12 per unit. Each of the units is comprised of one common share and one non-flow-through non-transferable share purchase warrant entitling the holder to purchase on additional common share at an exercise price of $0.15 per share until December 21, 2008.

         iii) On May 24, 2007, the Company closed a private placement consisting of 11,200,000 non- flow-through units at a price of $0.10 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.12 per share until May 23, 2008 or at an exercise price of $0.15 per share until May 23, 2009.

         iv) On September 12, 2007, the Company closed a private placement consisting of 2,545,000 non flow-through units at a price of $0.25 per unit. Each of the units is comprised of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share at an exercise price of $0.30 until September 21, 2009. The Company received $626,250 by October 31, 2007. The outstanding amount of $10,000 was received in November 2007.

In addition, during the year the Company raised $37,250 through the exercise of 345,000 options, $1,628,200 through the exercise of 15,493,500 warrants and issued 1,470,000 shares for property acquisitions.

The Company believes it does not have sufficient working capital to meet its obligations for the next 12 months. The Company has a very large portfolio of exploration properties and has entered into several option agreements which provide for significant work expenditures. Additional capital will be required to meet the obligations of the option agreements and to continue work on its other properties and to meet the working capital requirements.

FISCAL 2006

At the beginning of the fiscal year, the Company had cash of $189,341. It raised $2,843,875 through the issuance of share capital. During the year, it acquired fourteen new mineral properties. Acquisition costs amounted to $1,162,367 and $655,869 was spent on exploration. At the end of the fiscal year, working capital was $463,591. The Company's historical capital needs have been met by equity financing.

In fiscal 2006, the Company closed the following private placements:

         o 5,650,000 units (of which 2,500,000 are flow-through units and 3,150,000 are non-flow-through units) for cash of $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.10 per share, until January 17, 2008. During the fiscal year, a total of 200,000 shares were issued on exercise of share purchase warrants from this private placement; and

         o 13,467,833 units (of which 11,911,833 are flow-through units and 1,556,000 are non-flow-through units) for cash of $0.15 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one additional common share at an exercise price of $0.20 per share, until May 17, 2008. During the fiscal year, no share purchase warrants were exercised from this private placement.

FISCAL 2005

At the beginning of the fiscal year, the Company had cash of $23,017. It raised $1,732,501 (of which $167,000 was collected subsequent to the year end - net $1,568,501) through the issuance of share capital. During the year, it acquired sixteen new mineral properties. Acquisition costs amounted to $589,108 and $361,793 was spent on exploration. At the end of the fiscal year, working capital was $152,601. The Company's historical capital needs have been met by equity financing.

In fiscal 2005, the Company closed the following private placements:

         o 500,000 units at $0.40 per unit, each unit comprised of two flow-through common shares, one non-flow-through common share, and three non-transferable warrants, each warrant to purchase one common share at an exercise price of $0.14 per share, exercisable until December 8, 2006.

         o 1,000,000 units at $0.15 per unit, each unit comprised of one flow-through common share and one-half of a non-transferable warrant, each full warrant to purchase one non-flow-through common share at an exercise price of $0.20 per share, exercisable until December 30, 2005. The Company paid an advisory fee of $12,000 and issued 100,000 broker's warrants. Each broker warrant entitles the holder thereof to purchase one common share at a price of $0.15 until December 30, 2005.

         o 1,000,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until March 23, 2007.

         o 750,000 units at $0.10 per unit, each unit comprised of one common share and one non-transferable warrant, each warrant to purchase one common share at an exercise price of $0.10 per share, until June 3, 2007.

         o 3,960,000 flow-through units and 8,115,000 non-flow-through units at $0.10 per unit, each unit comprised of one common share and one non-transferable share purchase warrant, each warrant to purchase one non-flow-through common shares at an exercise price of $0.10 per share, until October 7, 2007.

FOURTH QUARTER

During the fourth quarter the Company commenced a drill program on its silver properties in Ontario.

CRITICAL ACCOUNTING ESTIMATES

Mineral properties consist of exploration and mining concessions, options and contracts. Acquisition and leasehold costs and exploration costs are deferred until such time as the property is put into production or the properties are disposed of either through sale or abandonment. If put into production, the deferred costs will be amortized over the life of the property, based on estimated economic reserves. Proceeds received from the sale of any interest in a property will first be credited against the carrying value of the property, with any excess included in operations for the period. If a property is abandoned, the property and deferred exploration costs will be written off to operations.

Recorded costs of mineral properties and deferred exploration and development expenditures are not intended to reflect present or future values of resource properties. Capitalized costs are subject to measurement uncertainty and it is reasonably possible, based on existing knowledge, changes in future conditions could require a material change in the recorded amounts.

Although the Company has taken steps to verify title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

CHANGES IN ACCOUNTING POLICY

Effective November 1, 2006, the Company adopted the new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA") relating to financial instruments under CICA Handbook Section 3855 FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, Section 3861 FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, Section 3865 HEDGES and Section 1530 COMPREHENSIVE INCOME. As required by the transitional provisions of these new standards, these new standards have been adopted on a prospective basis with no restatement to prior period financial statements.

i) CICA Section 3855, FINANCIAL INSTRUMENTS - RECOGNITION AND MEASUREMENT, sets out criteria for the recognition and measurement of financial instruments for fiscal years beginning on November 1, 2006. This standard requires all financial instruments within its scope, including derivatives, to be included on a Company's balance sheet and measured either at fair value or, in certain circumstances when fair value may not be considered and most relevant, at cost or amortized cost. Changes in fair value are to be recognized in the statement of operations or accumulated other comprehensive income, depending on the classification of the related instruments.

         All financial assets and liabilities are recognized when the entity becomes a party to the contract creating the asset or liability. As such, any of the Company's outstanding financial assets and liabilities at the effective date of adoption are recognized and measured in accordance with the new requirements as if the requirements had always been in effect. Any changes to the fair value of assets and liabilities prior to November 1, 2006 are recognized by adjusting opening deficit or opening other accumulated comprehensive income.

         All financial instruments are classified into one of the following five categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Initial and subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification as follows: (1) held-for-trading financial instruments are measured at fair value and changes in fair value are recognized in net earnings in the period in which they arise; (2) held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost and amortization of premiums or discounts and losses due to impairment are included in current period net earnings; (3) available-for-sale financial assets are measured at fair value and changes in fair value are included in other comprehensive income until the gain or loss is recognized in income; (4) all derivative financial instruments are measured at fair value, even when they are part of a hedging relationship and changes in fair value are included in net earnings in the period in which they arise, except for hedge transactions which qualify for hedge accounting treatment in which case gains and losses are recognized as other comprehensive income.

         In accordance with this new standard, the Company has classified its cash and equivalents and short-term investments as held-for-trading. Amounts receivable are classified as loans and receivables. Accounts payable and accrued liabilities and due to related parties are classified as other liabilities. Derivatives embedded in other financial instruments must be separated and measured at fair value. The Company currently does not have embedded derivatives.

ii) CICA Section 3861, FINANCIAL INSTRUMENTS - DISCLOSURE AND PRESENTATION, establishes the requirements for the disclosure and presentation of financial instruments and non-financial derivatives.

iii) CICA Section 3865, HEDGING, specifies the circumstances under which hedge accounting is permissible and how hedge accounting may be performed. The Company currently does not have any financial instruments which qualify for hedge accounting.

iv) CICA Section 1530, COMPREHENSIVE INCOME, specifies how comprehensive income is to be reported and presented. Comprehensive income is the change in the Company's shareholder equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings, such as unrealized gains or losses on available-for-sale investments. This standard requires certain gains and losses that would otherwise be recorded as part of net earnings to be presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings.

         This standard requires the presentation of comprehensive income, and its components in a separate financial statement that is displayed with the same prominence as the other financial statements. Accumulated other comprehensive income is presented as a new category in shareholders' equity.

         As there were no comprehensive income items, comprehensive loss for the year was equal to the net loss for the year.

OUTLOOK

The Company has a portfolio of properties at the exploration stage of development. Preliminary work is to be completed on the properties and, based on results, work programs will be developed in order to further explore these properties.

The Company's future financial success will be dependent upon the ability to raise additional capital from the issue of treasury shares or the discovery and development of a body of commercial ore. Such discovery and development may take years, if at all, to complete and the amount of resulting income, if any, is impossible to determine. The Company does not expect to receive significant income from any of its properties in the foreseeable future.

Failure to obtain additional financing on a timely basis will cause the Company to forfeit its interest in its properties, dilute its interests in the properties, reduce or terminate its operations and/or re-negotiate the terms of property agreements.

OUTSTANDING SHARE DATA

The authorized capital of the Company consists of an unlimited number of common shares. As at October 31 2007, there were 108,369,248 common shares issued and outstanding.

As at October 31 2007, the following stock options and share purchase warrants were outstanding:

                                    OPTIONS:

---------------------          ------------------         ----------------------
  NUMBER OF OPTIONS              EXERCISE PRICE                EXPIRY DATE
---------------------          ------------------         ----------------------
               85,000          $             0.20         December 18, 2007
---------------------          ------------------         ----------------------
             248,000           $             0.20         March 2, 2008
---------------------          ------------------         ----------------------
              380,000          $             0.20         January 5, 2009
---------------------          ------------------         ----------------------

                                    OPTIONS:

---------------------          ------------------         ----------------------
  NUMBER OF OPTIONS              EXERCISE PRICE                EXPIRY DATE
---------------------          ------------------         ----------------------
            1,510,000          $             0.10         July 28, 2010
---------------------          ------------------         ----------------------
            1,301,000          $             0.10         November 17, 2010
---------------------          ------------------         ----------------------
              625,000          $             0.20         February 2, 2011
---------------------          ------------------         ----------------------
            1,415,000          $             0.15         July 6, 2011
---------------------          ------------------         ----------------------
              112,500          $             0.15         November 3, 2011
---------------------          ------------------         ----------------------
            1,833,000          $             0.12         April  18, 2012
---------------------          ------------------         ----------------------
            7,509,500
---------------------          ------------------         ----------------------

                                    WARRANTS:

---------------------          ------------------         ----------------------
 NUMBER OF WARRANTS              EXERCISE PRICE                EXPIRY DATE
---------------------          ------------------         ----------------------
            4,680,000          $             0.10         January 17, 2008
---------------------          ------------------         ----------------------
           13,204,333          $             0.20         May 17, 2008
---------------------          ------------------         ----------------------
           12,945,000          $             0.15         December 27, 2008
---------------------          ------------------         ----------------------
            2,350,000          $             0.15         December 21, 2008
---------------------          ------------------         ----------------------
           11,125,000          $    0.12 (1st yr);
                               $    0.15 (2nd yr)         May 28, 2008 and 2009
---------------------          ------------------         ----------------------
            2,545,000          $             0.30         September 10, 2009
---------------------          ------------------         ----------------------
           46,849,333
---------------------          ------------------         ----------------------

INVESTOR RELATIONS

Directors and officers of the Company all participate in a limited investor relations program. Management of the Company participated in the PDAC 2007 International Convention in March 2007 and various gold shows in Canada and the United States during 2006 and 2007. The purpose of these shows is to inform current and potential investors, particularly institutions, and news writers about the prospects for the Company's properties. The Company has no arrangements for external promotional activities. The Company has an agreement with Dynamic Stock Market Analysis Ltd. to disseminate news releases, prepare e-reports of the Company and produce a video interview.

FORM 20-F REGISTRATION STATEMENT

The Company's SEC registration statement on Form 20-F became effective on August 20, 2004. As a result, the Company is an SEC reporting company and is required to file annual reports on Form 20-F and interim reports on Form 6-K. The Company's registration statement and reports are available on the SEC's web site at http://www.sec.gov/edgar/searchedgar/companysearch.html. Search the Company's filings by name (Amador), Central Index Key (CIK) code (0001266833), or SEC File Number (000-50422).

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company has not entered into any specialized financial agreements to minimize its investment risk, currency risk or commodity risk. As of the date hereof, the Company's investment in resource properties has full exposure to commodity risk, both upside and downside. As the gold and silver price moves so to does the underlying value of the Company's gold and silver projects.

The Company's financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities and due to related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying value, unless otherwise noted.

TRANSACTIONS WITH RELATED PARTIES

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. The amounts due to related parties were unsecured, non-interest bearing and had no specific terms of repayment. In addition to the related party transactions disclosed in the mineral properties and share capital notes, the Company had the following transactions and balances with related parties:

         a) A private company controlled by a director of the Company was paid $496,615 (2006 - $395,760; 2005 - $137,000) in respect of administrative expenses. The charges were made under an annual renewable agreement for services and cost recovery. The agreement can be terminated by either party with 30 days notice. The services to the Company included supervision and administration of the financial requirements of the Company's business, producing quarterly accounts in accordance with public reporting requirements; communicating with various regulatory authorities in order to ensure compliance with all applicable laws; assisting in the preparation of news releases, professional analysis and planning of exploration programs, promotional materials and other documents required to be disseminated to the public and responding to any requests for information or questions which may be posed by the public; providing access to secretarial services and legal consultation; providing office space, office furniture, boardroom facilities, access to photocopier, fax and such other amenities normally associated with office needs; and providing such other additional instructions and directions as required.

         b) During the year, fees for consulting services in the amount of $156,000 (2006 - $236,040; 2005 - $110,155) were paid to directors and officers of the Company and to a company controlled by a former officer of the Company. Also, the Company paid $30,477 (2006 - $Nil; 2005 - $Nil) to a company controlled by an officer of the Company and $522,754 to a company controlled by two directors for exploration expenditures. At October 31, 2007, $4,240 (2006 - $4,240; 2005
                  - $4,280) was owed to the related parties.

         c) During 2006, the Company acquired a 50% interest in the Chapleau, Forge Lake, and Otter Pond mineral properties from a company with common directors. The Company incurred and
                  deferred   $325,932  (2006  -  $282,834;   2005  -  $Nil)  for
                  acquisition and exploration expenses and management fees of $34,414 (2006 - $42,504; 2005 - $Nil) charged by the related company on these properties. At October 31, 2007, $370,989 (2006 - $42,437; 2005 - $Nil) was owed to the related company.

         d)       At October 31, 2007,  there was $62,500  (2006 - $Nil;  2005 -
                  $Nil) due to a director of the Company as a result of an overpayment in relation to a private placement that occurred during the year.

SUBSEQUENT EVENTS

MEGGISI LAKE, ONTARIO

On November 1, 2007, the Company acquired a 100% interest in the Meggisi Lake Property, consisting of 7 claims (98 units) located in Meggisi Lake Township, Kenora Mining Division, Ontario. Consideration for the Property consists of $90,000 and 100,000 shares, payable over three years. There is a 2% net smelter return payable, half of which (1%) may be purchased for $1,000,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by road and is approximately 55 km southeast of Dryden. Prospecting in late 2007 discovered a series of quartz boulders containing molybdenum near the contact between mafic volcanic rocks and a granite intrusive. Molybdenum has also been discovered in narrow granitic dykes cutting the mafic volcanics. These recent new discoveries suggest the potential for a large molybdenum bearing system on the Meggisi Lake Property.

Meggisi Lake is the latest property to be added to Amador's growing stable of molybdenum properties in Ontario. Amador now has seven molybdenum properties at various stages of exploration.

JESSOP PROPERTY, ONTARIO

On October 16, 2007, the Company acquired a 100% interest in the Jessop Gold Property, consisting of 9 claims (79 units) located in Jessop, Murphy & Mountjoy Townships, Porcupine Mining Division, Ontario. Consideration for the Property consists of $68,000 and 300,000 shares, payable over two years. There is a 2.5% net smelter return payable, 1% of which may be purchased for $500,000, and a further 0.5% for an additional $500,000. The agreement was accepted for filing by the Exchange on January 11, 2008.

The property is accessible by roads and lies within the world famous Timmins Gold Mining Camp, approximately 7 km north of Timmins city center. Volcanic and sedimentary rocks similar to those hosting gold in Timmins occur on the property. These rocks also appear to be cross-cut by east-west shearing similar to Timmins. Historical till sampling immediately down-ice of the Jessop Property returned numerous gold in till samples ranging from less than 1 gram gold/tonne to over 58 grams gold/ tonne.

Amador plans to conduct a detailed airborne VTEM survey over the property. This information will be used to identify structures and geology for drill testing that are potentially favourable for hosting Timmins style gold mineralization. The property is largely covered by till and swamp.

SHARE CAPITAL ISSUANCES

In addition during the period subsequent to October 31, 2007, the Company issued 7,385,000 shares for gross proceeds of $918,450 pursuant to the exercise of warrants and options and issued 375,000 shares with a fair value of $136,250 for mineral properties.

APPROVAL

The Board of Directors of the Company has approved the disclosure contained in this MD&A.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods designed to ensure that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is accumulated and communicated to management including its certifying officers, as appropriate to allow timely decisions regarding required disclosure. The Company's CEO and CFO have concluded, based on their evaluation as of the end of the year, that the disclosure controls and procedures are effective to provide reasonable assurance that material information related to the Company is made known to them by others. It should be noted that while the Company's CEO and CFO believe that the disclosure controls and procedures provide a reasonable level of assurance and that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

The CEO and CFO of the Company are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP. The Company has assessed the design of the internal control over financial reporting and during this process the Company identified a certain weakness in internal controls over financial reporting which is as follows:

         o Due to the limited number of staff, it is not feasible to achieve complete segregation of incompatible duties

The weakness in the Company's internal controls over financial reporting result in a more than remote likelihood that a material misstatement would not be prevented or detected. Management and the Board of Directors work to mitigate the risk of a material misstatement in financial reporting; however, there can be no assurance that this risk can be reduced to less than a remote likelihood of a material misstatement.

ADDITIONAL INFORMATION

Additional information with respect to the Company is also available on SEDAR at www.sedar.com -and also on the Company's website at www.amadorgoldcorp.com.

                                                                      Document 5

                                      PROXY
                    ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

                                AMADOR GOLD CORP.
                                (NAME OF COMPANY)

TO BE HELD IN THE BOARDROOM AT 711-675 WEST HASTINGS STREET, VANCOUVER, BRITISH COLUMBIA ON TUESDAY, MARCH 25, 2008 AT 10:30 A.M.

THE UNDERSIGNED MEMBER ("REGISTERED SHAREHOLDER") OF THE COMPANY HEREBY APPOINTS, RICHARD W. HUGHES, the President, Chief Executive Officer and a Director of the Company, or failing this person, ALAN D. CAMPBELL, the Chief Financial Officer and a Director of the Company, or in the place of the foregoing, __________________________________________ (PRINT THE NAME), as
proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the aforesaid meeting of the Registered Shareholders of the Company (the "Meeting") and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Company recorded in the name of the Registered Shareholder as specified herein.

THE UNDERSIGNED REGISTERED SHAREHOLDER HEREBY REVOKES ANY PROXY PREVIOUSLY GIVEN TO ATTEND AND VOTE AT SAID MEETING.

RESOLUTIONS (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)


                                                 For       Against     Withhold
                                              ----------  ----------  ----------
1.       To re-appoint the auditors (Morgan
         & Company)                                          N/A
                                              ----------  ----------  ----------
2.       To authorize the Directors to fix
         the auditors' remuneration                                      N/A
                                              ----------  ----------  ----------
3.       To elect as  Director, ALAN  D.
         CAMPBELL                                            N/A
                                              ----------  ----------  ----------
4.       To elect as Director, LYNN W. EVOY                  N/A
                                              ----------  ----------  ----------
5.       To elect as Director, RICHARD W.
         HUGHES                                              N/A
                                              ----------  ----------  ----------
6.       To elect as Director, JOHN KEATING                  N/A
                                              ----------  ----------  ----------
7.       To elect as Director, JAMES  M.
         MCDONALD                                            N/A
                                              ----------  ----------  ----------
8.       To elect as Director, JOSEPH
         MONTGOMERY                                          N/A
                                              ----------  ----------  ----------
9.       To pass an ordinary  resolution  to
         approve the Company's 2008 Stock
         Option Plan                                                     N/A
                                              ----------  ----------  ----------
10.      To grant the proxyholder authority
         to vote at his/her discretion on
         any other business or amendment or
         variation to the previous
         resolutions                                         N/A
                                              ----------  ----------  ----------

SHAREHOLDER SIGN HERE:
                       ------------------------------------------------

DATE SIGNED:
              ---------------------------------------------------------

                       THIS FORM MUST BE SIGNED AND DATED.

                     SEE IMPORTANT INSTRUCTIONS ON REVERSE.

INSTRUCTIONS FOR COMPLETION OF PROXY

1.       THIS PROXY IS SOLICITED BY THE MANAGEMENT OF THE COMPANY.

2. This form of proxy ("Instrument of Proxy") MUST BE SIGNED BY YOU, THE HOLDER, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and IF EXECUTED BY AN ATTORNEY, OFFICER, OR OTHER DULY APPOINTED REPRESENTATIVE, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.

3. IF THIS INSTRUMENT OF PROXY IS NOT DATED in the space provided, authority is hereby given by you, the holder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the holder, by Pacific Corporate Trust Company.

4. A HOLDER WHO WISHES TO ATTEND THE MEETING AND VOTE ON THE RESOLUTIONS IN PERSON may simply register with the scrutineers before the Meeting begins.

5. A HOLDER WHO IS NOT ABLE TO ATTEND THE MEETING IN PERSON BUT WISHES TO VOTE ON THE RESOLUTIONS, may do the following:

         (a)      APPOINT  ONE  OF  THE  MANAGEMENT  PROXYHOLDERS  named  on the
                  Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). WHERE NO CHOICE IS SPECIFIED BY A HOLDER WITH RESPECT TO A RESOLUTION SET OUT IN THE INSTRUMENT OF PROXY, THE MANAGEMENT APPOINTEE ACTING AS A PROXYHOLDER WILL VOTE IN FAVOUR OF EACH MATTER IDENTIFIED ON THIS INSTRUMENT OF PROXY AND, IF APPLICABLE, FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS AS IDENTIFIED IN THIS INSTRUMENT OF PROXY; OR

         (b) APPOINT ANOTHER PROXYHOLDER, who need not be a holder of the Company, to vote according to the holder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder.

6. THE SECURITIES REPRESENTED BY THIS INSTRUMENT OF PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE HOLDER ON ANY BALLOT of a resolution that may be called for and, if the holder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. If a holder has submitted an Instrument of Proxy, THE HOLDER MAY STILL ATTEND THE MEETING AND MAY VOTE IN PERSON. To do so, the holder must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.

7. Further, the securities will be voted by the appointed proxyholder with respect to any amendments or variations to matters identified in the Notice of Meeting or other matters which may properly come before the Meeting, as the proxyholder in its sole discretion sees fit.

8. TO BE REPRESENTED AT THE MEETING, PROXIES SUBMITTED MUST BE RECEIVED NO LATER THAN FORTY-EIGHT ("48") HOURS, EXCLUDING SATURDAYS, SUNDAYS AND HOLIDAYS, PRIOR TO THE TIME OF THE MEETING OR ADJOURNMENT THEREOF.


VOTING METHODS:

INTERNET VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete internet voting at http://webvote.pctc.com. TO RECEIVE SECURITYHOLDER COMMUNICATIONS ELECTRONICALLY IN THE FUTURE, SIMPLY FILL IN YOUR E-MAIL ADDRESS AT THE BOTTOM OF THE INTERNET VOTING PAGE.

TELEPHONE VOTING 24 Hours a Day, 7 days a week

If a HOLDER ID and HOLDER CODE appear on the face of this proxy in the address box, holders may complete telephone voting at 1-888-TEL-VOTE (1-888-835-8683). PLEASE HAVE THIS PROXY IN HAND WHEN YOU CALL. A PROXYHOLDER THAT IS NOT A MANAGEMENT PROXYHOLDER CANNOT BE APPOINTED BY TELEPHONE.

RETURN YOUR PROXY BY MAIL OR FAX TO PACIFIC CORPORATE TRUST COMPANY

10 BURRARD STREET, 2ND FLOOR, VANCOUVER, BRITISH COLUMBIA, V6C 3B9. FAX NUMBER 604-689-8144.

VOTING BY MAIL OR FAX MAY BE THE ONLY METHOD FOR HOLDINGS HELD IN THE NAME OF A CORPORATION OR HOLDINGS VOTED ON BEHALF OF ANOTHER INDIVIDUAL. DO NOT MAIL THE PRINTED PROXY OR VIF IF YOU HAVE VOTED BY THE INTERNET OR TELEPHONE.

                                                                      Document 6

                        FINANCIAL STATEMENT REQUEST FORM

In accordance with the rules of National Instrument 51-102 "Continuous Disclosure Obligations", effective March 30, 2004, a reporting issuer must send annually a request form to the registered holders and to the beneficial owners of its securities, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and Management Discussion & Analysis ("MD&A"), the interim financial statements and MD&A, or both. Please complete the form below if you wish to receive the statement(s) this year.

YOU WILL NOT AUTOMATICALLY RECEIVE COPIES OF THE FINANCIAL STATEMENT(S) UNLESS THIS CARD IS COMPLETED AND RETURNED. COPIES OF ALL PREVIOUSLY ISSUED ANNUAL AND QUARTERLY FINANCIAL STATEMENTS AND RELATED MD&A ARE AVAILABLE TO THE PUBLIC ON THE SEDAR WEBSITE AT WWW.SEDAR.COM.

In order to  benefit  the  environment  by  saving  paper  and  reduce  delivery expenses,  we  recommend  that you  select  email as your  preferred  method  of communication  and  provide  your  current  email  address  and your  consent to electronic  delivery.  IN ORDER TO PROVIDE  YOUR  CONSENT,  PLEASE  COMPLETE THE
CONSENT      TO      ELECTRONIC       DELIVERY      FORM       AVAILABLE      AT
WWW.PCTC.COM/PCTCPORTAL/PUBLIC/SHAREHOLDER.ASPX. Holders that return this card in the mail and have requested delivery of statements via email must at some time prior to the mailing, complete the Consent Form at the above noted URL, or the statements will be sent by mail.

I, the undersigned, certify that I am the owner of the securities (other than debt instruments) of the Company shown below, and request that my name be placed on the Company's Mailing List in respect of its quarterly and/or annual financial statements and MD&A for the CURRENT FINANCIAL YEAR.

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                                AMADOR GOLD CORP.

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PLEASE SELECT ONE OR BOTH OF THE FOLLOWING OPTIONS:
              -----------

                                         ANNUAL FINANCIAL STATEMENTS & MD & A
                               ---------
                                         QUARTERLY FINANCIAL STATEMENTS & MD & A
                               ---------


NAME:
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ADDRESS:
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             STREET NAME & NUMBER                           APT. OR SUITE

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         CITY                               PROV OR STATE              COUNTRY

EMAIL ADDRESS:
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PREFERRED METHOD OF COMMUNICATION:   Email:       or Mail:
----------------------------------         ------         ------

SIGNATURE:                                 DATE:
----------------------------------------         -------------------------------

PLEASE RETURN YOUR COMPLETED REQUEST FORM BY MAIL TO:

PACIFIC CORPORATE TRUST COMPANY
3RD FLOOR, 510 BURRARD STREET
VANCOUVER, BC
V6C 3B9

OR BY FAX TO:  604-689-8144

OR COMPLETE THE FORM ONLINE AT:  www.pctc.com/pctcportal/public/shareholder.aspx

* At Pacific Corporate Trust Company, we respect your privacy and we are committed to protecting your information. The personal information you are providing on this form will only be used for its intended purpose described above, and will be handled in accordance with our Privacy Policy, available on our website at www.pctc.com, or by writing to us at 510 Burrard Street, 3rd Floor, Vancouver, BC, V6C 3B9. PCTC will use the information that you are providing on this form in order to process your request and will treat your signature(s) on this form as your consent to the above.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    AMADOR GOLD CORP.
                                    (Registrant)

Date:    February 28, 2008          By: /s/ Beverly J. Bullock
                                        ---------------------------------------
                                        Beverly J. Bullock, Corporate Secretary